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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             SCHEDULE 13E-3/A

                            (AMENDMENT NO. 1)
                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                      WASTE MANAGEMENT INTERNATIONAL PLC
                               (NAME OF ISSUER)
                            WASTE MANAGEMENT, INC.

                    WASTE MANAGEMENT INTERNATIONAL PLC
                      (NAMES OF PERSONS FILING STATEMENT)

                          ORDINARY SHARES OF 10P EACH
                   AMERICAN DEPOSITARY SHARES, EVIDENCED BY
                         AMERICAN DEPOSITARY RECEIPTS,
                     EACH REPRESENTING TWO ORDINARY SHARES
                        (TITLE OF CLASS OF SECURITIES)

                     94090610 (AMERICAN DEPOSITARY SHARES)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

       GREGORY T. SANGALIS, ESQ.
                                              STEPHEN P. STANCZAK
   SENIOR VICE PRESIDENT AND GENERAL
             COUNSEL                     VICE PRESIDENT--LEGAL AFFAIRS

        WASTE MANAGEMENT, INC.               AND COMPANY SECRETARY

        1001 FANNIN, SUITE 4000          WASTE MANAGEMENT INTERNATIONAL PLC
         HOUSTON, TEXAS 77002

       TELEPHONE: (713) 512-6200                  3 SHORTLANDS

                                        HAMMERSMITH INTERNATIONAL CENTRE

                                            LONDON, W6 8RX, ENGLAND

                                           TELEPHONE: 44-181-563-7000

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)
                                  COPIES TO:

     CHARLES W. MULANEY, JR., ESQ.
         GARY P. CULLEN, ESQ.                  JEFFREY TWENTYMAN

         SKADDEN, ARPS, SLATE,                 SLAUGHTER AND MAY

       MEAGHER & FLOM (ILLINOIS)              35 BASINGHALL STREET

         333 WEST WACKER DRIVE              LONDON, EC2V5DB, ENGLAND

           CHICAGO, IL 60606               TELEPHONE: 44-171-600-1200
       TELEPHONE: (312) 407-0700

  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

  This statement is filed in connection with (check the appropriate box): a.[_]The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [(S) 240.13e-
       3(c)] under the Securities Exchange Act of 1934.

  b.[_]The filing of a registration statement under the Securities Act of 1933.

  c.[_]A tender offer.

  d.[X]None of the above.

  Check the following box if the soliciting materials referred to in checking box (a) are preliminary copies: [_]

                                 INTRODUCTION

OVERVIEW

  This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction Statement") filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, relates to the proposal (the "Proposal") in respect of Waste Management International plc, a company incorporated with limited liability and registered in England and Wales (the "Company"), pursuant to which the Company would become an indirect, wholly-owned subsidiary of Waste Management Holdings, Inc. ("Old WMI"), a Delaware corporation (formerly known as Waste Management, Inc.) and the holder indirectly of approximately 80 percent of the outstanding share capital of the Company and, as a result of the Merger (as described below), an indirect, wholly-owned subsidiary of WMI (as defined below). Pursuant to the Proposal, holders of the approximately 20 percent outstanding share capital of the Company not currently owned by Old WMI and its affiliates would receive 345p in cash for each ordinary share, par value 10p per share (the "Ordinary Shares") held (the "Sterling Consideration") or, if they elect to receive US dollars (the "Dollar Election") the US dollar equivalent thereof calculated by converting the Sterling Consideration into US dollars at the mid-point spot rate for conversion of pounds sterling into US dollars at 4:00 pm (London time) on the Effective Date (as defined below), derived from the WM Reuters page showing such rate (the "Dollar Consideration" and, together with the Sterling Consideration, the "Ordinary Shares Consideration"). The exchange rate for converting from the Sterling Consideration to the Dollar Consideration is referred to herein as the "Dollar Exchange Rate". Pursuant to the Proposal, holders of American Depositary Receipts ("ADRs") evidencing ADSs (each representing two Ordinary Shares) will receive in cash the US dollar equivalent of 690p for each ADR, calculated using the Dollar Exchange Rate (the "ADRs Consideration").

  The Proposal will be implemented by means of a Scheme of Arrangement (the "Scheme") under Section 425 of the United Kingdom Companies Act 1985 (the "UK Companies Act"). The terms and conditions of the Proposal are set forth in "Item 4--Terms of the Transaction". See also the Scheme of Arrangement Document dated [ ], 1998 (the "Scheme Document") which is attached hereto as Schedule A. The Scheme Document is being sent pursuant to the UK Companies Act to holders of Ordinary Shares. The following responses and cross-references are supplied pursuant to General Instruction D to Schedule 13E-3 and show the locations in the Scheme Document of the information required to be included in response to the items of this Transaction Statement. Relevant information contained in the Scheme Document is incorporated by reference in response to specific items in this Transaction Statement.

  The implementation of the Scheme will require, among other things, the approval of holders (the "Scheme Shareholders") of Scheme Shares (as defined below) at the Court Meeting (as defined below) which has been convened by order of the High Court of Justice in England and Wales (the "English High Court") (at which the approval of a majority in number of those voting representing three-fourths in value of the Scheme Shares voted, either in person or by proxy, will be required) and the passing of a special resolution by holders of Ordinary Shares at the Extraordinary General Meeting (described below). Scheme Shares are the Ordinary Shares outstanding at the date of the Scheme Document, other than Ordinary Shares in which WMI and its subsidiaries are beneficially interested as at the date of the Scheme Document (collectively, the "WMI Group Shares"), together with: (i) any additional Ordinary Shares which may be issued after the date of the Scheme Document but before 5:30 pm (London time) on the business day immediately before the Court Meeting and (ii) any further Ordinary Shares which may be issued after the period referred to in clause (i) above but before 5:30 pm (London time) on the business day immediately before the Hearing Date (as defined below) and on terms that they are bound by the Scheme. Holders of WMI Group Shares are not entitled to vote at the Court Meeting, but are entitled to vote at the Extraordinary General Meeting. In order to become effective, the Scheme must then be sanctioned by the English High Court at the Court Hearing (as defined below) and an office copy of the Order of the English High Court must be registered with the Registrar of Companies in England and Wales by no later than December 31, 1998.

  Holders of ADRs will be entitled to direct the Depositary (as defined below) to vote on the Scheme pursuant to the terms of the Deposit Agreement dated as of April 1, 1992, among Citibank, N.A., as Depositary, the

Company and the holders from time to time of ADRs (the "Deposit Agreement"). The applicable terms of the Deposit Agreement and the means by which holders of ADRs may vote on the Scheme are set forth in "Item 11--Contracts, Arrangements or Understandings with Respect to the Issuer's Securities". Holders of ADRs who wish to attend the Court Meeting or the Extraordinary General Meeting should take steps to present their ADRs to the Depositary for cancellation, as such steps are described in the Depositary Notice (as defined below) to which this Transaction Statement is attached, so that they become registered holders of Ordinary Shares prior to 5:30 pm (London time) on October 5, 1998, two days before those meetings.

  As discussed below in "Item 7--Purpose(s), Alternatives, Reasons and Effects", directors of the Company who are independent of WMI and its subsidiaries, other than the Company and its subsidiaries (the "Independent Directors"), negotiated the terms and conditions of the Proposal on an arm's length basis with Old WMI. The Independent Directors, who have been so advised by KPMG Corporate Finance, a division of KPMG ("KPMG Corporate Finance"), consider that the terms of the Proposal are fair and reasonable so far as the Scheme Shareholders are concerned. In providing financial advice to the Company, and in particular the Independent Directors, in relation to the terms of the Proposal, KPMG Corporate Finance has taken into account the Independent Directors' commercial assessments of the Proposal.

  The Independent Directors unanimously recommend that Scheme Shareholders approve the Scheme and vote in favor of the resolutions necessary to implement it. The Independent Directors intend to vote their own beneficial holdings to approve the Scheme at the Court Meeting and in favor of the special resolution to be proposed at the Extraordinary General Meeting. The holders of WMI Group Shares have confirmed that they intend to vote in favor of the special resolution to be proposed at the Extraordinary General Meeting. Accordingly, should the holders of WMI Group Shares so vote, the special resolution will be passed.

  The Proposal was also approved by the Board of Directors of Old WMI (the "Old WMI Board"). In making its determination, the Old WMI Board received a fairness opinion from Merrill Lynch & Co., Inc. ("Merrill Lynch") that the transaction is fair to Old WMI.

  On March 10, 1998, Old WMI entered into a definitive merger agreement (the "Merger Agreement") with USA Waste Services, Inc. ("USA Waste") which provided, subject to the satisfaction of the conditions contained therein, that a wholly-owned subsidiary of USA Waste would be merged with and into Old WMI (the "Merger"). On July 16, 1998, the Merger was consummated. Upon consummation of the Merger, Old WMI became a direct, wholly-owned subsidiary of USA Waste and changed its name to Waste Management Holdings, Inc. and USA Waste changed its name to Waste Management, Inc. The newly-renamed Waste Management, Inc. is referred to herein as "WMI".

  The description of the implementation of the Scheme speaks as of the time that this Transaction Statement will be sent to Scheme Shareholders.

SPECIAL FACTORS

 Purpose(s), Alternatives, Reasons and Effects

  The purpose of the Scheme is for the Company to become an indirect, wholly-owned subsidiary of Old WMI and, as a result of the Merger, an indirect, wholly-owned subsidiary of WMI, while providing Scheme Shareholders and ADR holders with the opportunity to realize the value of their investment in the Company in cash at a premium to the market prices for Ordinary Shares and ADRs prior to the announcement of the Proposal.

  The completion of the Scheme will enable WMI to manage its world-wide waste services business as a single enterprise. The principal benefits of the completion of the Scheme to WMI, WMI's affiliates and the Company are the following: (i) simplifying their corporate structure; (ii) eliminating the expenses resulting from the Company's public status; (iii) providing enhanced tax planning opportunities; (iv) reducing overall operating and administrative costs; (v) enhancing operating flexibility and (vi) streamlining decision-making.

  The detriment of the completion of the Scheme to WMI, WMI's affiliates and the Company may be that as a wholly-owned subsidiary of WMI, the Company is less able to obtain direct access to the equity markets for funding and will not be able to use stock as acquisition capital. In addition, another detriment to WMI and its affiliates will be the cash outlay by WMI required to complete the Scheme.

  The material benefits to the holders of Ordinary Shares and ADRs are the following: (i) realizing the value of their investment in the Company in cash at a substantial premium to the market prices for Ordinary Shares and ADRs prior to the announcement of the Proposal and (ii) eliminating the risk of a decline in the value of their investment in the Company.

  The detriment of the completion of the Scheme to holders of Ordinary Shares and ADRs is that they will cease to have any ownership interest in the Company and will cease to participate in future earnings and growth, if any, of the Company. In addition, certain Scheme Shareholders and ADR holders will recognize a taxable gain upon the completion of the Scheme.

  Upon completion of the Scheme, Scheme Shareholders will have the right to receive the Ordinary Shares Consideration and ADR holders will have the right to receive the ADRs Consideration. In addition, upon completion of the Scheme, public trading of the Ordinary Shares and the ADRs will cease.

  A US Holder (as defined below) will generally recognize gain or loss for US federal income tax purposes equal to the difference between such holder's adjusted tax basis in the Scheme Shares or ADRs and the amount of cash received. Any gain realized by a person other than a US Holder upon such holder's disposition of Scheme Shares or ADRs generally will not be subject to US federal income taxation unless such holder has certain contacts with the US.

  See "Item 7--Purpose(s), Alternatives, Reasons and Effects" for a more detailed discussion of these matters.

 Fairness of the Transaction

  The Company believes that the transaction described in this Transaction Statement is fair to the Scheme Shareholders. All of the Independent Directors are unaffiliated with Old WMI and any of its affiliates, other than the Company and its subsidiaries (collectively, the "Company Group"). The Independent Directors represented the interests of, and negotiated on an arm's length basis with Old WMI on behalf of, the Scheme Shareholders.

  In determining the fairness of the terms of the Proposal, the following factors, among others, were relevant and supported the determination of the Independent Directors to recommend the Scheme: (i) the procedural safeguards that were followed, such as the retention of independent financial and legal advisors by the Independent Directors; (ii) the terms and conditions of the Proposal including the requirement of approval of the Scheme by a majority in number of those voting representing three-fourths in value of the Scheme Shares voted, either in person or by proxy, at the Court Meeting convened by the English High Court and the requirement that the Scheme be sanctioned by the English High Court; (iii) the opinion of KPMG Corporate Finance as to the fairness from a financial point of view of the Ordinary Shares Consideration to be received by Scheme Shareholders and the analyses presented to the Independent Directors by KPMG Corporate Finance; (iv) the history of the negotiations with respect to the Proposal and (v) the fact that the Ordinary Shares Consideration and the ADRs Consideration represented substantial premiums over market prices for Ordinary Shares and ADRs prior to the announcement of the Proposal.

  WMI has adopted the determination that the transaction described in this Transaction Statement is fair to the Scheme Shareholders. The following factors are relevant and support that determination: (i) the conclusion by the Independent Directors that the terms of the Proposal are fair and reasonable so far as the Scheme Shareholders are concerned, (ii) the Ordinary Shares Consideration and the ADRs Consideration are included within a number of the valuation ranges derived by the financial advisor engaged by Old WMI and (iii) the procedural safeguards followed in negotiating the Proposal, including that: (w) the Independent Directors consisted of directors who are unaffiliated with Old WMI and any of its affiliates, other than the Company Group, and were appointed to represent the interests of, and to negotiate on an arm's length basis with Old WMI on behalf of, the Scheme Shareholders; (x) the Independent Directors retained and were advised by independent legal counsel; (y) the Independent Directors retained KPMG Corporate Finance as independent financial advisors to assist them in evaluating the Proposal and
(z) the terms and conditions of the Proposal, including the amount and form of consideration, resulted from active arm's length bargaining between the Independent Directors and Old WMI. The following conditions also ensure procedural and substantive fairness of the Proposal: (i) the completion of the Scheme is conditional upon the Scheme receiving the affirmative vote of the holders of a majority in number of those voting representing three-fourths in value of the Scheme Shares voted, either in person or by proxy, at the Court Meeting convened by the English High Court and (ii) the completion of the Scheme is conditional upon the Scheme being sanctioned by the English High Court.

  See "Item 8--Fairness of the Transaction" for a more detailed discussion of the fairness of the transaction.

 Reports, Opinions, Appraisals and Certain Negotiations

  The Independent Directors have retained KPMG Corporate Finance to act as their financial advisors with respect to the Proposal and related matters. KPMG Corporate Finance has provided a written opinion that the consideration is fair from a financial point of view to the holders of Scheme Shares and is fair and reasonable so far as Scheme Shareholders are concerned. See "Item 9-- Reports, Opinions, Appraisals and Certain Negotiations--Opinion of Financial Advisor of the Company" for a detailed discussion of KPMG Corporate Finance's opinion.

  Old WMI engaged Merrill Lynch to act as Old WMI's exclusive financial advisor in connection with the Proposal. The Old WMI Board received a fairness opinion from Merrill Lynch that the transaction is fair to Old WMI. See "Item 9--Reports, Opinions, Appraisals and Certain Negotiations--Opinion of Financial Advisor of Old WMI" for a detailed discussion of Merrill Lynch's opinion.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

  (a) The name of the issuer is Waste Management International plc, a company incorporated in 1991 with limited liability and registered in England and Wales, and the address of its registered office is 3 Shortlands, Hammersmith International Centre, London, W6 8RX, England.

  (b) The equity securities which are the subject of the Rule 13e-3 transaction are the Company's Ordinary Shares, par value 10p per share, and ADSs evidenced by ADRs (each ADS representing two Ordinary Shares). An aggregate of 375,273,456 Ordinary Shares, including Ordinary Shares represented by 23,215,362 ADRs, were outstanding as of December 31, 1997. The Company had 422 holders of record of the Ordinary Shares and 584 holders of record of the ADRs as of July 28, 1998.

  (c) The Ordinary Shares are traded on the London Stock Exchange under the symbol "WMG". The ADRs are traded on the New York Stock Exchange ("NYSE") under the symbol "WME". The following table shows the per share high and low sales price as reported on the London Stock Exchange for the Ordinary Shares and on the NYSE for the ADRs for the periods indicated and for June 26, 1998 (the last full trading day prior to the day on which the Proposal was publicly announced). Holders of Ordinary Shares and ADRs are encouraged to obtain current market quotations for Ordinary Shares and ADRs.

                                              MARKET PRICE OF   MARKET PRICE OF
                                            ORDINARY SHARES (P)     ADRS ($)
                                            ------------------- ----------------
                                              HIGH       LOW      HIGH     LOW
                                            ------------------- -------- -------
      1996
        First Quarter...................... 344.0         311.0 10 7/8   9 1/8
        Second Quarter..................... 395.0         319.0 12 1/8   9 3/4
        Third Quarter...................... 365.0         291.0 11 1/8   9
        Fourth Quarter..................... 292.5         243.0  9 1/8   7 7/8
      1997
        First Quarter...................... 260.0         223.0  8 1/2   7
        Second Quarter..................... 282.0         237.5  9 3/8   7 1/2
        Third Quarter...................... 279.0         251.5  9 3/8   7 15/16
        Fourth Quarter..................... 261.0         176.0  8 1/2   5 3/4
      1998
        First Quarter...................... 228.0         176.0  7 11/16 5 7/16
        June 26 (at close)................. 247.5                8 5/8

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  (d) The Company has not paid dividends with respect to Ordinary Shares or
ADRs. Payment of dividends is governed by the Master Dividend Agreement, discussed in "Item 16--Additional Information--Certain Agreements".

  (e) During the past three years, neither the Company, WMI nor Old WMI has made an underwritten public offering of Ordinary Shares or ADRs for cash which was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

  (f) Neither the Company, WMI nor Old WMI has purchased any Ordinary Shares or ADRs since the commencement of the Company's second full fiscal year preceding the date of this Transaction Statement.

ITEM 2. IDENTITY AND BACKGROUND

 The Parties

  This Transaction Statement is being filed by WMI and the Company. The principal executive offices of WMI are located at 1001 Fannin, Suite 4000, Houston, Texas 77002. The telephone number of WMI is (713) 512-6200.

  WMI, together with its subsidiaries, including Old WMI, is a leading international provider of waste management services. WMI is the largest waste management services company in North America and has an extensive network of landfills, collection operations and transfer stations throughout North America. Through Wheelabrator Technologies Inc. ("WTI"), WMI is a leading developer of facilities for, and provider of services to, the trash-to-energy and waste-fuel powered independent power markets. The Company is a leading international provider of waste management services and conducts substantially all of the waste management operations of WMI located outside of North America.

  The Company provides a wide range of solid and hazardous waste management services, including the collection, transportation, storage, treatment, recycling and disposal of waste. It develops and operates water and wastewater treatment facilities and it performs certain related environmental services. Such services are integrated to varying degrees in different markets depending on facilities, regulatory limitations and the stage of market penetration. The Company currently operates in 18 countries.

  On March 10, 1998, Old WMI entered into the Merger Agreement with USA Waste which provided, subject to the satisfaction of the conditions contained therein, that a wholly-owned subsidiary of USA Waste would be merged with and into Old WMI. On July 16, 1998, the Merger was consummated. In connection with the Merger, a Joint Proxy Statement/Prospectus was sent to the shareholders of each of Old WMI and USA Waste (the "Joint Proxy Statement"). The Joint Proxy Statement contains descriptions of the businesses of WMI, Old WMI and USA Waste. See "Item 16--Additional Information--Incorporation of Certain Information by Reference" for information on how to obtain copies of the Joint Proxy Statement and other reports, proxy statements and other information filed with the Securities and Exchange Commission (the "SEC") by WMI, Old WMI and USA Waste.

 The Directors and Officers of WMI and the Company

  Material occupations, positions, offices or employments during the last five years and the citizenship of directors and officers of WMI are set forth in Schedule B attached hereto.

  Material occupations, positions, offices or employments during the last five years and the citizenship of directors and officers of the Company are set forth in Schedule C attached hereto.

  Pursuant to the disclosure requirements of Schedule 13E-3 under the Exchange Act, neither the Company, WMI nor any of their officers or directors has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  Pursuant to the disclosure requirements of Schedule 13E-3 under the Exchange Act, neither the Company, WMI nor any of their officers or directors was during the past five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

 Background of the Proposal

  In January 1995, the Old WMI Board reviewed and approved several management recommendations arising out of a comprehensive review of its long-range strategic plans. Among the conclusions reached were that Old WMI should seek, over time and as appropriate, to: (i) reduce its level of capital expenditures, particularly in the area of business acquisitions, and seek to generate increasing levels of free cash flow which could be used to repurchase common stock or repay debt, as appropriate, (ii) adopt a more balanced approach to revenue growth, emphasizing organic growth over acquisitions,
(iii) consider divestitures of business units which were not closely integrated with Old WMI's core waste management services business or which were identified as under-performing, (iv) identify opportunities to reduce operating costs through adoption of standardized best operating practices and through reengineering certain business processes and systems to take increased advantage of economies of scale and (v) simplify Old WMI's corporate structure.

  Pursuant to these long-range strategic plans, Old WMI periodically considered the acquisition of the publicly held minority interests in its various subsidiaries. As a result, since 1995 Old WMI has acquired the publicly held shares in the following of its majority-owned subsidiaries:
Chemical Waste Management, Inc. ("CWM"), Rust International Inc. ("Rust") and WTI. Over the course of the last two years, the Old WMI Board, from time to time considered acquiring the outstanding public shares of the Company (the "Minority Shares") as another step in eliminating Old WMI's public subsidiary structure.

  Following the January 1995 meeting of the Old WMI Board and from time to time through the end of 1996, Dean L. Buntrock and Phillip B. Rooney, then Chairman of the Board and President of Old WMI, respectively, discussed with certain members of the Board of Directors of the Company (the "Company Board") the possibility that Old WMI might make a proposal to acquire all of the Minority Shares. In January 1997, senior management of Old WMI requested the members of the Audit Committee of the Company Board (the "Audit Committee"), to retain independent financial and legal advisors to advise the Audit Committee in the event that Old WMI made a proposal to acquire the Minority Shares. The Audit Committee, comprised solely of directors who are independent of Old WMI and its subsidiaries (other than the Company Group), has and had full authority to act on behalf of the Company Board in connection with any transaction involving a conflict or potential conflict of interest with Old WMI or any of its subsidiaries (other than the Company Group). Following that approach, the Independent Directors did take advice from financial and legal advisors. In March 1997, however, Mr. Buntrock informed Sir William Barlow, the Chairman of the Audit Committee, that the Old WMI Board had determined not to make any proposal to acquire the Minority Shares because the Old WMI Board had concluded that a purchase of the Minority Shares would not be the most effective use of Old WMI's available cash resources at that time. No further discussions were held.

  In June 1997, the Old WMI Board considered going private transactions with respect to each of the Company and WTI. The Old WMI Board decided that it was in the best interests of Old WMI for its management to focus only on one going private transaction at a time and that management should proceed with the WTI transaction. The Old WMI Board elected to proceed first with the WTI transaction because the Board felt that completion of that transaction would provide the greatest value to Old WMI's shareholders.

  On January 30, 1998, Robert S. Miller, then Acting Chairman of the Board and Chief Executive Officer of Old WMI, attended a meeting of the Company Board at which he expressed his intention to recommend that the Old WMI Board authorize senior management of Old WMI to make a proposal for the Minority Shares. At that meeting, he requested the Independent Directors to begin the process of selecting independent financial and legal advisors to assist them in responding to any such proposal from Old WMI.

  At that same meeting, the Company Board received a report from Company management regarding various alternatives for distributing cash to shareholders, as well as management's views on preserving cash resources for future business development opportunities. The report was based on a comprehensive study undertaken in 1997 at the direction of the Company Board pursuant to which the following alternatives were considered and analyzed: institution of a regular dividend at a sustainable level; payment of a one-time special dividend; a capital reorganization to be followed by a share buyback; a pro rata repurchase offer to be made to all Company shareholders (including Old WMI and its subsidiaries); a partial tender offer for the Minority Shares; and an "any or all" tender offer for the Minority Shares. The Company Board had previously considered such alternatives in 1997 and had determined not to undertake any such transaction based upon a number of considerations, principally including: (i) the limited distributable reserves available to the Company; (ii) the potential to breach minimum equity levels required to be maintained under the terms of the Company's syndicated credit facility; (iii) potential tax issues; (iv) limitations under the Master Dividend Agreement (see "Item 16--Additional Information--Certain Agreements" for a description of the Master Dividend Agreement); (v) concerns over the impact of share repurchase transactions on the liquidity of Ordinary Shares and ADRs, particularly as they related to the Company's listing on the London Stock Exchange; and (vi) the effect on available cash resources and earnings per share.

  At the January 1998 meeting, management revisited the earlier conclusions and recommended that the Company Board reconsider a potential offer to repurchase the Minority Shares on the basis that this scenario offered shareholders the best opportunity to realize value for their investment in the Company over the next three to five years. In the alternative, management recommended that the Company institute a small annual dividend with the intention of conserving available cash resources to pursue new business development opportunities. The Company Board deferred consideration of these alternatives in light of the proposal made by Mr. Miller at the meeting.

  Immediately following that meeting, the Independent Directors met and decided to retain Slaughter and May to act as independent legal advisors in connection with the evaluation and negotiation of any forthcoming proposal from Old WMI. In addition, the Independent Directors discussed the requirements for selecting an independent financial advisor, the qualifications and experience required of such an advisor, and the procedure to be utilized for selecting an investment advisor. The Independent Directors decided to solicit written proposals from four financial advisors selected by the Independent Directors based upon their general reputation and experience in mergers and acquisitions and similar transactions.

  Following receipt of submissions from the four financial advisors and distribution to the Independent Directors of the terms of such proposals and the relevant experience of each firm in comparable transactions, the Independent Directors agreed on February 20, 1998 to retain KPMG Corporate Finance. On February 21, 1998, and prior to agreeing the terms of engagement with KPMG Corporate Finance, Mr. Miller advised the Company that senior management of Old WMI had determined not to proceed with a proposal to acquire the Minority Shares at that time because of concerns over the availability of financing for the proposal. Therefore, no further negotiations were held and no engagement letter was signed with KPMG Corporate Finance.

  On March 10, 1998, Old WMI and USA Waste jointly announced that they had entered into the Merger Agreement.

  In April 1998, senior management of Old WMI began again to evaluate and develop more specifically a proposal to acquire the Minority Shares of the Company. After consulting with Merrill Lynch, Old WMI's financial advisors, senior management determined to recommend to the Old WMI Board that Old WMI acquire the Minority Shares for cash. Senior management decided to make such recommendation at this time in view of the Old WMI Board's strategic objective concerning Old WMI's capital structure, and the other conclusions stated above, and because financing for such a transaction was then determined to be available. In reaching this decision, senior management of Old WMI believed that the acquisition of the Minority Shares would enable Old WMI to manage its world-wide waste services business as a single enterprise, simplify Old WMI's corporate structure, reduce overall operational and administrative costs, eliminate the expenses of running a separate publicly traded subsidiary and streamline decision-making.

  On April 30, 1998, at a meeting of the Company Board, Mr. Miller informed the Independent Directors that the financing concerns identified on February 21, 1998 appeared to be on their way toward a satisfactory resolution and that he intended to recommend to the Old WMI Board at its meeting scheduled for May 15, 1998 that Old WMI make a proposal to acquire the Minority Shares. Mr. Miller requested that the Independent Directors finalize the selection of independent financial and legal advisors in anticipation of such a proposal and commence the process of valuing the Minority Shares for purposes of a going-private transaction.

  Immediately following that meeting, the Independent Directors met separately and agreed to retain Slaughter and May as legal advisors to the Independent Directors and authorized Sir William Barlow to negotiate the terms of engagement with KPMG Corporate Finance to act as financial advisors to the Company, and in particular the Independent Directors. KPMG Corporate Finance was engaged to analyze and provide advice to its clients with respect to the proposal and to assist in any negotiations with respect to such a transaction. On May 12, 1998, Sir William Barlow met with KPMG Corporate Finance, Slaughter and May and Stephen P. Stanczak, Vice President--Legal Affairs and Company Secretary, to discuss the review and analysis process which KPMG Corporate Finance would conduct, various valuation methodologies, a timetable for any transaction should a proposal be forthcoming from Old WMI and the appropriate structure or structures for such a transaction. Over the next several weeks, KPMG Corporate Finance conducted its review and analysis of the Company. See "Item 9--Reports, Opinions, Appraisals and Certain Negotiations--Opinion of Financial Advisor of the Company" for a discussion of KPMG Corporate Finance's evaluation of the Company and Old WMI's proposal to acquire the Minority Shares.

  In order to facilitate their review and analysis of the Company, Old WMI's financial advisors had requested that the Company prepare five-year financial projections for the Company's operating businesses, in addition to the three-year projections customarily prepared by the Company (the "Financial Projections"). The Financial Projections were furnished to KPMG Corporate Finance and Merrill Lynch on or about May 13, 1998. A discussion of the Financial Projections and the material assumptions underlying them is set forth in "Item 16--Additional Information--Certain Financial Projections of the Company".

  At the May 15, 1998 Old WMI Board meeting, the Old WMI Board reviewed senior management's recommendation that Old WMI acquire the Minority Shares in the Company for cash. At the meeting, senior management outlined the potential advantages in operating benefits, cost efficiencies, organizational simplification and tax-related benefits that might be realized if the Company were to become a wholly owned subsidiary of Old WMI. After discussing these matters, the Old WMI Board approved the making of a proposal to acquire, for cash, all of the Minority Shares in the Company. The Old WMI Board delegated to senior management the authority to determine and negotiate the terms of a transaction on behalf of Old WMI, subject to final approval by the Old WMI Board.

  Shortly thereafter, Mr. Miller initiated specific discussions with Sir William Barlow concerning the Proposal. On May 29, 1998, Mr. Miller delivered to Sir William Barlow a letter on behalf of the Old WMI Board, the text of which follows:

Dear Sir William:

  This will follow up on and confirm our conversation earlier this week. During our conversation, I indicated to you that the Waste Management, Inc. ("WMX") Board of Directors has authorized me to initiate discussions with the independent directors of Waste Management International plc ("WME") with respect to a transaction involving the acquisition of all of the outstanding ordinary shares of WME not owned by WMX and its affiliates. Our advisors have recommended that any such transaction take the form of a "scheme of arrangement" under Section 425 of the Companies Act of 1985. I indicated to you that WMX would support such a transaction priced at the equivalent of US$9.50 per American Depository Receipt (US$4.75 per ordinary share). Most importantly, I indicated to you that WMX's proposal is subject to several conditions, including a requirement that the independent, non-executive directors of WME would recommend such a transaction to the public shareholders of WME.

  I understand that both WME's and WMX's financial advisors are engaged in the due diligence and financial analysis process, and that WME's advisors are expected to report to the WME Audit Committee on June 4. I will be on holiday during the period of June 6 through June 14, and would suggest that communications during this period either be through our financial advisors, or be directed to Herb Getz, in my absence.

  I will look forward to hearing back from you at your convenience.

Very truly yours,

/s/ Robert S. Miller
Robert S. Miller
Chairman of the Board and
 Chief Executive Officer

  On June 4, 1998, the Independent Directors (except for Mr. Scholz who was unable to attend) met with representatives of KPMG Corporate Finance, Slaughter and May and Mr. Stanczak. At the meeting, KPMG Corporate Finance reviewed the status of the review and analysis of the Company, which was substantially complete by that point. The Independent Directors and their advisors also considered whether there were any potential alternative transactions involving the sale of the Company or a significant part of its business to a third party and concluded that such a transaction was unrealistic given the expressed intention of Old WMI to retain the international operations of the Company. The Independent Directors and their advisors also considered the possibility to postpone consideration of a proposal to acquire the Minority Shares in light of the pending Merger and in order to afford certain underperforming operations, primarily in Italy, a further opportunity to demonstrate improved results. The Independent Directors concluded that there could be no assurance that the Company's operating and financial results would improve in the near term such that delaying the transaction could be reasonably expected to result in any significant increase in the value of the Ordinary Shares. The Independent Directors also determined that the possibility of receiving shares of Old WMI (or WMI following completion of the Merger) should be explored as part of any counteroffer. The Independent Directors decided that it was appropriate to proceed with negotiations with Old WMI and authorized Sir William Barlow to make a counteroffer of $12.50 per ADR and to investigate together with Old WMI the feasibility of modifying the proposal to offer shareholders the option to receive either cash or common stock of Old WMI for the Minority Shares.

  On June 5, 1998, Sir William Barlow contacted Mr. Miller and advised him that the Independent Directors could not recommend the price of $9.50 per ADR as proposed by Old WMI. In that conversation, Sir William Barlow and Mr. Miller agreed to a meeting between KPMG Corporate Finance and Merrill Lynch to take place the following week. Sir William Barlow also asked that Old WMI consider offering shareholders the option to receive either cash or shares of Old WMI common stock in exchange for the Minority Shares. On June 10 and 11, 1998, representatives of the Company and KPMG Corporate Finance met with representatives of Merrill Lynch. At that meeting, KPMG Corporate Finance discussed with Merrill Lynch its analyses relating to the valuation of the Company and the principal methodologies it had used. The financial advisors also discussed the advisability and practicality of making a proposal which included an option to elect to receive shares of Old WMI common stock and concluded that such a transaction was probably not appropriate in light of the additional complexity and likely delays which would result from making such an option available.

  Following the meetings in London on June 10 and 11, KPMG Corporate Finance discussed with Sir William Barlow potential responses to the original offer submitted by Old WMI based upon the results of its meetings with Merrill Lynch. During this same period, Merrill Lynch worked with senior management of Old WMI to prepare its response to the analysis of KPMG Corporate Finance. In the period between June 11 and June 16, Sir William Barlow held a series of telephone conversations with the other Independent Directors in which he informed them of the results of the meetings between the companies' financial advisors and obtained their approval to proceed with the counteroffer as agreed at the June 4 meeting of the Independent Directors.

  Sir William Barlow contacted Mr. Miller on June 16 and proposed a counteroffer of $12.50 per ADR. Mr. Miller expressed reservations over the price requested by the Independent Directors. Mr. Miller proposed a meeting to take place the following week between himself and Old WMI's financial advisors and Sir William Barlow and the Company's financial advisors.

  Following this conversation, Mr. Miller asked Merrill Lynch to contact KPMG Corporate Finance to discuss Merrill Lynch's response to the analysis of KPMG Corporate Finance in order to facilitate an agreement as to the purchase price for the Ordinary Shares. On June 17, representatives of Merrill Lynch discussed with representatives of KPMG Corporate Finance Merrill Lynch's analysis relating to the valuation of the Company and their response to the analysis prepared by KPMG Corporate Finance.

  On June 23, 1998, Mr. Miller and Sir William Barlow met and each presented their analyses of the appropriate value of the Ordinary Shares and ADRs. At that meeting, they considered the advice of the companies' respective financial advisors regarding offering Scheme Shareholders an option to receive cash or Old WMI common stock. Mr. Miller and Sir William Barlow concluded that such option would significantly increase the complexity of any potential transaction, particularly in light of the pending Merger which remained subject to shareholder and regulatory approval. Such an option would also very likely delay completion of any transaction. They also reached the conclusion in acknowledgment of the fact that any Scheme Shareholder could, if he so desired, use the proceeds of the Scheme to purchase shares of the parent company. Sir William Barlow and Mr. Miller then agreed to a cash transaction price of 345p per Ordinary Share (approximately $11.50 per ADR based on the US dollars/pounds sterling exchange rate at the time). Legal and financial advisors to the Company and Old WMI then joined Mr. Miller and Sir William Barlow to further discuss additional terms and conditions of the Proposal which included: (i) the Proposal being approved by the full committee of Independent Directors, (ii) receipt by the Independent Directors of a written opinion of KPMG Corporate Finance that such consideration is fair from a financial point of view to the Scheme Shareholders and fair and reasonable so far as the Scheme Shareholders are concerned, (iii) approval of the Proposal by the Old WMI Board, (iv) receipt by the Old WMI Board of a written opinion of Merrill Lynch that the consideration to be paid is fair to Old WMI from a financial point of view and (v) agreement on additional customary terms and conditions of the Proposal.

  On June 29, 1998, the Independent Directors met with KPMG Corporate Finance, Slaughter and May and Mr. Stanczak to review the final analyses prepared in connection with the Proposal. KPMG Corporate Finance also delivered its written opinion to the Independent Directors that the Proposal is fair from a financial point of view to the Scheme Shareholders and fair and reasonable so far as the Scheme Shareholders were concerned. See "Item 9--Reports, Opinions, Appraisals and Certain Negotiations--Opinion of Financial Advisor of the Company" for a discussion of KPMG Corporate Finance's written opinion. The Independent Directors reviewed the terms and conditions of the Proposal as set forth in a proposed press release which the Independent Directors approved for release following confirmation that the Proposal had been approved by the Old WMI Board.

  In deliberating on the Proposal, the Independent Directors assessed the Company Group's growth potential and the possibility for increasing shareholder value through the mechanisms addressed at the January 1998 Company Board meeting. This assessment also included consideration of the difficult trading and operational conditions being experienced within certain of the Company Group's businesses and the lack of suitable short term investment and acquisition opportunities. The results of this process led the Independent Directors to conclude that there is limited prospect of an improvement in the financial performance of the Company Group occurring in the short term such as would result in a significant upward revaluation of the Company's share price.

  The Independent Directors also took into account a number of other factors. In particular, the Independent Directors acknowledged the intention of Old WMI to retain its controlling interest in the Company as well as the potential restrictions on any such sale which would result under the accounting rules applicable to the Merger. This intention necessarily precluded any investigation into the possibility of selling the Company to a third party. In addition, the Independent Directors concluded that it was unlikely that access to the equity markets would be required to fund growth in the foreseeable future, as the Company was likely to have sufficient credit facilities available to it both from Old WMI and from the financial markets and that debt finance was likely to be the preferred means of financing the Company Group's anticipated needs. Furthermore, in the anticipated absence of future equity offerings and issues of Ordinary Shares for the purpose of acquiring additional businesses, it was not clear that the significant expenses which result from the Company's public status continue to be justified. The Independent Directors also concluded that none of the mechanisms considered which may have increased shareholder value were sufficiently certain or adequate to offer greater attraction than approval of the Proposal.

  In light of the above, the Independent Directors considered that it was appropriate for the Scheme Shareholders to be given the opportunity to realize their investment in the Company on terms which the Independent Directors considered fair and reasonable so far as the Scheme Shareholders are concerned. Accordingly, the Independent Directors unanimously adopted resolutions approving the Proposal, granting authority to any two Independent Directors or any one Independent Director and Mr. Stanczak to take such actions as may be required in furtherance of the Proposal, and to recommend to Scheme Shareholders that they vote in favor of the Proposal at the Court Meeting and the Extraordinary General Meeting.

  Also on June 29, 1998, the Old WMI Board met with financial and legal advisors to discuss: (i) the Proposal, (ii) drafts of the news releases announcing the Proposal and (iii) a draft of Merrill Lynch's opinion to the Old WMI Board that the consideration to be paid by Old WMI pursuant to the Proposal was fair from a financial point of view to Old WMI. See "Item 9-- Reports, Opinions, Appraisals and Certain Negotiations--Opinion of Financial Advisor of Old WMI" for a discussion of Merrill Lynch's opinion to the Old WMI Board. After discussing these matters, the Old WMI Board unanimously voted to adopt resolutions approving the Proposal, approving the draft news releases and authorizing senior management to take all actions necessary to consummate the Proposal.

  On June 29, 1998, Old WMI and the Company issued press releases disclosing that Old WMI and the Independent Directors had agreed on the terms of the Proposal.

 Certain Agreements between the Company and its Affiliates

  The Company has entered into certain agreements with Old WMI and various of its other subsidiaries that are described in "Item 16--Additional
Information--Certain Agreements".

ITEM 4. TERMS OF THE TRANSACTION

 Introduction

  Pursuant to the terms of the Proposal, the Company would become an indirect, wholly-owned subsidiary of WMI, the holder indirectly of approximately 80 percent of the outstanding share capital of the Company as a result of the Merger. Holders of the approximately 20 percent outstanding share capital of the Company (including in the form of ADSs evidenced by ADRs) not currently owned by WMI and its subsidiaries would receive the Ordinary Shares Consideration or the ADRs Consideration, as the case may be. The Proposal will be implemented by means of the Scheme.

 Conditions to the Scheme

  The Proposal is conditional upon the Scheme becoming unconditional and becoming effective by not later than December 31, 1998 or such later date as the Company and Old WMI may agree and the English High Court may approve.

  The consummation of the Proposal is subject to the following conditions:

  1. the approval by a majority in number of those voting representing three-fourths in value of the Scheme Shares voted, either in person or by proxy, at the Court Meeting (as defined below) convened by order of the English High Court;

  2. the special resolution required to approve and implement the Scheme being passed at an Extraordinary General Meeting (described below) of the Company;

  3. the sanction (with or without modification) of the Scheme and confirmation of the reduction of capital involved therein by the English High Court and an office copy of the Order of the Court being delivered for registration to the Registrar of Companies in England and Wales (and registered by him in relation to the reduction of capital);

  4. no government or governmental, quasi-governmental, supranational, statutory or regulatory body, trade agency, court or other body or person in any jurisdiction having instituted, implemented or threatened any action, proceedings, suit, investigation or inquiry, or having enacted, made or proposed any statute, regulation or order or taken any measures or other steps, that would or might make the Scheme or any part of it or the issue of this Transaction Statement, void, unenforceable or illegal, or directly or indirectly restrain, restrict, prohibit, delay or otherwise interfere in a material way with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise challenge or in a material way hinder, the Scheme or any part of it or this Transaction Statement, or (except as fairly disclosed to Old WMI or any of its subsidiaries other than the Company Group prior to June 29, 1998) otherwise materially and adversely affect the business, profits or prospects of the Company Group taken as a whole;

  5. all authorizations, orders, grants, recognitions, confirmations, consents, clearances, permissions and approvals ("authorizations") and determinations which are material in the context of the Company Group taken as a whole or the Scheme and which are necessary or appropriate in any jurisdiction for or in respect of the Scheme and each part of it being obtained in terms and in a form reasonably satisfactory to Old WMI from any persons or bodies (including, without limitation, any government or governmental, quasi-governmental, supranational, statutory or regulatory body, trade agency or court) with whom any member of the Company Group has entered into contractual arrangements (other than any such authorization or determination required only from Old WMI itself or any company controlled in relation to any such authorization or determination by Old WMI, if any) and such authorizations and determinations together with all authorizations and determinations (other than any such authorization or determination required only from Old WMI itself or any company controlled in relation to any such authorization or determination by Old WMI, if any) which are material in the context of the Company Group taken as a whole or the Scheme and which are necessary or appropriate for any member of the Company Group to carry on its business remaining in full force and effect and there being no indication of any intention to revoke, suspend, restrict, modify or not renew any of the same and all appropriate waiting periods under any applicable legislation and regulations in any jurisdiction which are material in the context of the Company Group taken as a whole or the Scheme and all necessary statutory or regulatory obligations in any jurisdiction which are material in the context of the Company Group taken as a whole or the Scheme having been complied with;

  6. there being no provision of any arrangement, agreement, licence or other instrument to which any member of the Company Group is a party or by or to which any member of the Company Group or any part of its assets may be bound, entitled or subject which would or might, as a result of the Scheme or any part of it, to an extent which is material in the context of the Company Group taken as a whole or the Scheme, result in (i) any moneys borrowed or other indebtedness (actual or contingent) of any member of the Company Group being or becoming repayable or capable of being declared repayable prior to its stated maturity or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited; (ii) any such arrangement, agreement, licence or instrument being breached, terminated or materially modified or any onerous obligation or liability arising or any material action being taken or right to take the same arising thereunder; (iii) the interests of any member of the Company Group with any person under any such arrangement, agreement, licence or instrument or the interests or business of any such member in or with any other person or body (or any arrangements relating to such interests or business) being terminated, modified or materially adversely affected or any right to so terminate, modify or affect arising, and there being no indication of any intention to so terminate, modify or affect or (iv) the respective financial or trading position or prospects of any such member being prejudiced or adversely affected; and

  7. since March 31, 1998, and except for any matter fairly disclosed to Old WMI or any of its subsidiaries other than any member of the Company Group prior to June 29, 1998, (i) no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of the Company or any other member of the Company Group which is material in the context of the Company Group taken as a whole; (ii) no litigation or arbitration, prosecution or other legal proceedings having been instituted or threatened by or against or otherwise involving any member of the Company Group and no investigation by any relevant authority against or in respect of any member of the Company Group having been threatened in writing, announced or instituted or remaining outstanding by, against or in respect of any such member and which in any such case might materially and adversely affect the Company Group taken as a whole and (iii) no contingent or other liability having arisen which is likely materially and adversely to affect the Company Group taken as a whole.

Old WMI reserves the right, in its absolute discretion, to waive all or any of the conditions in paragraphs 4 through 7 above, in whole or in part.

 Scheme Stages

  Procedurally, the Scheme can generally be divided into three stages: (i) applying to the English High Court for an order directing a meeting of Scheme Shareholders to be held (the "Court Meeting"); (ii) holding the Court Meeting to consider the Scheme and holding the Extraordinary General Meeting (described below) to pass the special resolution required to give effect to the Scheme and (iii) applying to the English High Court for the Scheme to be sanctioned. These stages are discussed in greater detail below.

  The Company initiated the Scheme by applying to the English High Court for an order to allow the Company to convene the Court Meeting and to send out to all Scheme Shareholders the Scheme Document, attached as Schedule A hereto. The Scheme Document is comprised of the following: (i) an introductory letter from the Chairman of the Committee of Independent Directors to Scheme Shareholders summarizing the Scheme; (ii) an explanatory statement in compliance with Section 426 of the UK Companies Act; (iii) information on the Company; (iv) information on WMI; (v) the terms and conditions of the Scheme;
(vi) certain tax information for UK and US holders of Ordinary Shares or ADRs;
(vii) certain additional information; (viii) a formal technical document setting out the proposals embodied in the Scheme; (ix) the notice of the Court Meeting to vote on the Scheme and (x) the notice of the Extraordinary General Meeting of the Company. The English High Court has issued an order to convene the Court Meeting and has directed that a copy of the Scheme Document be sent to each Scheme Shareholder at his or her registered or last known address.

  The second stage in the Scheme process involves holding the Court Meeting and the Extraordinary General Meeting. Pursuant to the English High Court order, the Scheme Document will have been distributed to the Scheme Shareholders prior to the Court Meeting. Scheme Shareholders may attend the Court Meeting in person or appoint another as a proxy in their place. An appropriate form of proxy has been sent to each Scheme Shareholder with the notice of meeting.

  There are no quorum requirements for the Court Meeting and all Scheme Shareholders who send in a proxy will be counted in the voting as well as Scheme Shareholders attending the Court Meeting in person. There are two elements to the majority required to sanction the Scheme: (i) a majority in number of those voting representing (ii) three-fourths in value of the Scheme Shares voted, either in person or by proxy, at the Court Meeting. The Court Meeting will be held at the offices of Slaughter and May, 4 Coleman Street, London EC2V 5DB, at 10:00 am (London time) on October 7, 1998.

  Because the Scheme involves the cancellation of the Scheme Shares by way of a reduction of the share capital of the Company, the Scheme also requires the passing of a special resolution by the holders of Ordinary Shares at the Extraordinary General Meeting to give effect to the Scheme. The special resolution also includes provisions amending the Articles of Association of the Company to ensure that any Ordinary Shares issued to any person before 5:30 pm (London time) on the business day immediately before the date of the hearing by the English High Court of the petition to sanction the Scheme (the "Hearing Date") will be subject to the Scheme and any Ordinary Shares allotted or issued after 5:30 pm (London time) on the business day immediately before the Hearing Date will not be subject to the Scheme but will be allotted and issued on terms that the relevant allottees and any subsequent holders of such Ordinary Shares will be obliged to transfer them to WMI or its nominee in consideration for the payment by WMI of 345p for each such Ordinary Share. This latter provision will ensure that WMI and its subsidiaries own or control all the Ordinary Shares in the Company if the Scheme becomes effective.

  At the Extraordinary General Meeting, the special resolution must be approved by a majority of not less than 75 percent of votes cast. The quorum for the Extraordinary General Meeting is two shareholders present in person or by proxy. All shareholders, including holders of WMI Group Shares, are entitled to attend the Extraordinary General Meeting and vote on the special resolution. Holders of WMI Group Shares have confirmed that they intend to vote in favor of the special resolution to be proposed at the Extraordinary General Meeting. Accordingly, should the holders of the WMI Group Shares so vote, the special resolution will be passed. The Extraordinary General Meeting has been convened for 10:30 am (London time) (or as soon as possible thereafter as the preceding Court Meeting has been concluded or adjourned) on October 7, 1998 at the same location as the Court Meeting.

  Holders of ADRs will be entitled to direct the Depositary to vote on the Scheme pursuant to the terms of the Deposit Agreement. The applicable terms of the Deposit Agreement and the means by which holders of ADRs may vote on the Scheme are set forth in "Item 11--Contracts, Arrangements or Understandings with Respect to the Issuer's Securities". Holders of ADRs who wish to attend the Court Meeting or the Extraordinary General Meeting should take steps to present their ADRs to the Depositary as such steps are described in the Depositary Notice to which this Transaction Statement is attached so that they become registered holders of Ordinary Shares prior to 5:30 pm (London time) on October 5, 1998, two days before those meetings.

  The final stage of the Scheme involves obtaining approval of the Scheme by the English High Court. This is done by filing a petition with the English High Court together with supporting affidavits proving service of the notice of the Court Meeting and verifying the report as to the result of the Court Meeting. Once the relevant court officers have determined that all documentation is in order, the petition will be scheduled for a final hearing (the "Court Hearing"). Notice of the Court Hearing informing Scheme Shareholders and creditors of their right to attend the Court Hearing and to be heard by the English High Court will be published in the UK national press eight days prior to the Court Hearing. The Court Hearing is scheduled for November 2, 1998.

  The English High Court has discretion whether or not to sanction the Scheme. In determining whether to exercise its discretion to sanction the Scheme, the English High Court will adopt an objective test and will assess whether the Scheme is such that an intelligent and honest holder of Scheme Shares, acting in respect of his or her interest, might reasonably approve the Scheme. In a scheme of arrangement involving a reduction of capital, the English High Court will also consider whether the interests of creditors are protected.

  Once the English High Court approves the Scheme, an office copy of the Court Order will be filed with the Registrar of Companies in England and Wales. The Scheme will be effective and binding when this filing is made and registered by the Registrar of Companies. Once the Scheme becomes effective all of the Scheme Shares, without any further action by the Scheme Shareholders, will be canceled and retired and will cease to exist. Each Scheme Shareholder will thereafter cease to have any rights with respect to such shares, except the right of such Scheme Shareholder to receive, without interest, the Ordinary Shares Consideration. Holders of ADRs will also thereafter cease to have any rights with respect to such ADRs, except the right to receive, without interest, the ADRs Consideration.

  Once the Scheme becomes effective and the Scheme Shares are canceled, the Company will issue new shares to designated subsidiaries of WMI in an amount equivalent to the reduction in capital resulting from the Scheme. Since the Scheme involves the issue of new shares and a reincrease of capital by an equivalent amount to the initial reduction, creditors of the Company will not be prejudiced by the Scheme. As noted above, the English High Court will sanction the Scheme only if it finds, among other things, that the reduction of capital involved in the Scheme will not prejudice creditors.

 Settlement of Consideration

  Subject to the Scheme becoming effective, settlement of the consideration to which any Scheme Shareholder is entitled under the Scheme will be effected in the following manner:

  Checks in respect of their cash entitlements under the Scheme will be mailed to Scheme Shareholders who hold their Scheme Shares in certificated form or who have made a Dollar Election (as described below) not later than 14 days after the date on which the Scheme becomes effective in accordance with its terms (the "Effective Date"). For Scheme Shares held in uncertificated form (except where the holder has made a Dollar Election), the cash consideration to which Scheme Shareholders are entitled will be paid by means of CREST (the relevant system, as defined in the Uncertificated Securities Regulations 1995 (the "Regulations") in respect of which CRESTCo. Limited is the "Operator" (as defined in the Regulations)) by processing the creation of an assured payment obligation in favor of the Scheme Shareholders' payment bank in respect of the cash consideration due, in accordance with the CREST assured payment arrangements, by no later than 14 days after the Effective Date. Entitlements under the Scheme will be determined by reference to registered holdings of Scheme Shares at 5:30 pm (London time) on the business day immediately preceding the Effective Date (the "Record Date").

  Scheme Shareholders wishing to elect for the Dollar Election in respect of their Scheme Shares should take steps to complete, sign and return the Dollar Election Form as such steps are described in the Scheme Document. Elections for the Dollar Election must be made in respect of the whole of a Scheme Shareholder's holding and will be irrevocable once made. A Dollar Election will be valid in respect of all the Scheme Shares registered as at 5:30 p.m. (London time) on the Record Date in the name of the Scheme Shareholder who has made the election. Accordingly, if a Scheme Shareholder who has made a Dollar Election subsequently transfers some or all of his Scheme Shares and the transfer is registered before that time, the transferee shall receive the Sterling Consideration in respect of such Scheme Shares unless such transferee makes or has made a valid Dollar Election with respect thereto. The aggregate Dollar Consideration due to a Scheme Shareholder who has made a Dollar Election shall be rounded down to the nearest whole cent. Payment in US dollars may be inappropriate for holders of Scheme Shares other than persons in the US.

  ADR holders will receive the ADRs Consideration in US dollars and therefore do not need to make a Dollar Election in respect of their ADRs. Pursuant to
Section 4.02 of the Deposit Agreement, the Depositary shall distribute the ADRs Consideration to the holders of ADRs. In the event, however, that the Company or the Depositary is required to withhold and does withhold taxes or other governmental charges from such cash distribution, the amount distributed to the holders of ADRs will be reduced accordingly. The Depositary will distribute only such amount, however, as can be distributed without attributing to any holder of ADRs a fraction of one cent. Any such fractional amounts will be rounded down to the nearest whole cent. The ADRs Consideration must be deposited with the Depositary not later than 14 days after the Effective Date. The Depositary will thereafter distribute the ADRs Consideration to ADR holders pursuant to the terms of the Deposit Agreement.

  The actual amount of US dollars received by ADR holders or by Scheme Shareholders who have made a Dollar Election will depend upon the exchange rate prevailing on the Effective Date. Scheme Shareholders should be aware that the US dollar/pounds sterling exchange rate which is prevailing at the date on which an election is made to receive US dollars and on the date of mailing of payment may be different from that prevailing on the Effective Date. In all cases, fluctuations in the US dollar/pounds sterling exchange rate are at the risk of ADR holders and Scheme Shareholders who have made a Dollar Election.

  All documents and remittances sent by or to Scheme Shareholders and ADR holders, or as such persons shall direct, will be sent at their own risk and may be sent by mail.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

  Upon completion of the Scheme, the Company will be an indirect, wholly-owned subsidiary of WMI. Therefore, following the completion of the Scheme, the Scheme Shareholders and ADR holders will no longer share in the future earnings or growth of the Company or benefit from any increases in the value of the Company, and they will no longer bear the risk of any decreases in the value of the Ordinary Shares or ADRs.

  Since Scheme Shareholders and ADR holders will have no continuing interest in the Company following the completion of the Scheme, the Ordinary Shares and ADRs will no longer meet the requirements of the London Stock Exchange and the NYSE, respectively, for continued listing and will therefore be delisted from the London Stock Exchange and the NYSE.

  The London Stock Exchange will be requested to cancel the listing of Ordinary Shares with effect from the close of business on the Effective Date. Upon the Scheme becoming effective, certificates for the Scheme Shares will cease to be of value. The Company proposes that the Record Date will be the last date for dealings in Ordinary Shares on the London Stock Exchange.

  The ADRs are currently registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon the Scheme becoming effective, registration of the ADRs under the Exchange Act will be terminated and the Company will be relieved of the obligation to comply with the public reporting requirements of the Exchange Act. In addition, the Company will take the appropriate measures to delist the ADRs from the NYSE. Accordingly, the Company will not be subject to the periodic reporting requirements of the Exchange Act.

  Except as otherwise described in this Transaction Statement, neither WMI nor the Company has, as of the date of this Transaction Statement, approved any specific plans or proposals for any extraordinary corporate transaction involving the Company after the completion of the Scheme, any sale or transfer of a material amount of assets of the Company after the completion of the Scheme or a material change in the Company's corporate structure or business. However, as noted below under "Item 7--Purpose(s), Alternatives, Reasons and Effects", one of the reasons for the Scheme is to achieve certain operational and cost efficiencies that may result from combining certain functions and operations of the Company and its subsidiaries with those of WMI or certain of its subsidiaries. WMI intends after the completion of the Scheme to cause the Company to engage in such transactions and material changes as may be appropriate in WMI's judgment in order to achieve such efficiencies. In addition, while WMI does not have any present intention to sell or transfer any material amount of assets of the Company, WMI's plans may change at any time, and WMI may in the future elect to cause the Company to sell, transfer or otherwise dispose of all or any portion of the assets of the Company to WMI or any one or more of its subsidiaries or to any other parties as warranted by future conditions. WMI may also, as warranted in light of future conditions, cause changes in the Company's dividend policy, indebtedness or capitalization, including the payment of dividends and repayment of indebtedness to WMI or certain of its subsidiaries. Following the completion of the Scheme, it is the intention of the Independent Directors to resign from the Company Board.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  It is currently expected that approximately $432 million (which is the total consideration for both ADRs and Ordinary Shares) will be required to pay the consideration under the Scheme. These funds are available under WMI's $2 billion senior revolving credit facility. The credit facility contains financial covenants with respect to interest coverage and debt capitalization ratios. The credit facility also contains limitations on dividends, additional indebtedness, liens and asset sales. The credit facility is available for standby letters of credit up to $650 million. The applicable interest rate and facility fee at December 31, 1997 was 6.1% per annum and 0.1125% per annum, respectively.

  The estimated aggregate costs and fees of the Company and WMI in connection with the Proposal are as follows:

      Investment Banking Fees and Expenses.......................... $2,400,000
      Filing Fees................................................... $   52,114
      Legal Fees and Expenses....................................... $  750,000
      Printing, Mailing and Vote Solicitation Fees.................. $  260,000
      Accounting Fees............................................... $   20,000
      United Kingdom Takeover Panel Fee............................. $   80,000
                                                                     ----------
          Total..................................................... $3,562,114
                                                                     ==========

  Such fees and expenses are to be paid by the party which incurred them, except for financial printing costs, which shall be borne equally by WMI and the Company.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

  The purpose of the Scheme is for the Company to become an indirect, wholly-owned subsidiary of Old WMI and, as a result of the Merger, an indirect, wholly-owned subsidiary of WMI, while providing Scheme Shareholders and ADR holders with the opportunity to realize the value of their investment in the Company in cash at a premium to market prices for the Ordinary Shares and the ADRs prior to the announcement of the Proposal. Completion of the Scheme is also expected to: (i) enhance operating flexibility, (ii) reduce expenses,
(iii) simplify WMI's corporate structure and (iv) simplify management decisions. See "Item 3--Past Contacts, Transactions or Negotiations-- Background of the Proposal" for a discussion of the reasons for undertaking the Scheme at this time.

 Benefits and Detriments of the Scheme

  The Company. The principal benefits of the completion of the Scheme to the Company are the following: (i) simplifying the Company's corporate structure;
(ii) eliminating the expenses resulting from the Company's public status;
(iii) providing enhanced tax planning opportunities; (iv) reducing overall operational and administrative costs; (v) enhancing operating flexibility and
(vi) streamlining decision-making.

  The detriment of the completion of the Scheme to the Company may be that as a wholly-owned subsidiary of WMI, the Company is less able to obtain direct access to the equity markets based upon its separate operations and the Company will not be able to use its own stock as acquisition capital.

  WMI and its affiliates other than the Company. The material benefits of the completion of the Scheme to WMI and its affiliates other than the Company are the following: (i) simplifying their corporate structure; (ii) enabling WMI to manage its world-wide waste services business as a single enterprise; (iii) providing enhanced tax planning opportunities; (iv) eliminating the expenses associated with a separate publicly traded subsidiary; (v) reducing overall operational and administrative costs; (vi) enhancing operating flexibility and
(vii) streamlining decision-making.

  The detriment of the completion of the Scheme to WMI and its affiliates other than the Company will be the significant cash outlay by WMI required to complete the Scheme. In addition, the completion of the Scheme may limit the Company's future direct access to financing based upon its separate operations.

  Holders of Ordinary Shares and ADRs. The benefits of the completion of the Scheme to holders of Ordinary Shares and ADRs are the following: (i) realizing the value of their investment in the Company in cash at a substantial premium to the market prices for Ordinary Shares and ADRs prior to the announcement of the Proposal and (ii) eliminating the risk of a decline in the value of their investment in the Company.

  The detriment of the completion of the Scheme to unaffiliated shareholders is that they will cease to have any ownership interest in the Company and will cease to participate in future earnings and growth, if any, of the Company. In addition, certain Scheme Shareholders and ADR holders will recognize a taxable gain upon the completion of the Scheme.

 Certain Effects of the Completion of the Scheme

  Upon completion of the Scheme, Scheme Shareholders will have the right to receive the Ordinary Shares Consideration and ADR holders will be entitled to receive the ADRs Consideration. Also, upon completion of the Scheme, Scheme Shareholders and ADR holders will cease to have any ownership interest in the Company and will cease to participate in future earnings and growth, if any, of the Company. Moreover, upon completion of the Scheme, public trading of the Ordinary Shares and the ADRs will cease. The Company intends to have the Ordinary Shares delisted from the London Stock Exchange and the ADRs delisted from the NYSE.

  Pursuant to the terms of the Scheme, Old WMI will pay approximately $432 million plus expenses to complete the Scheme.

 Certain Tax Considerations

  The following is a summary of certain of the expected US federal income tax consequences of the receipt of cash upon the completion of the Scheme.

  US Holders. The following paragraphs address certain US federal income tax consequences applicable to Scheme Shareholders and ADR holders that are US Holders. The term "US Holder" means a beneficial owner of Scheme Shares or ADRs that is for US federal income tax purposes (i) a citizen or resident of the US, (ii) a corporation, partnership or other entity created or organized under the laws of the US or any political subdivision thereof or therein,
(iii) any estate or trust defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code") or (iv) a person whose worldwide income or gain is otherwise taxable in the US on a net income basis. This summary is based on the Code, administrative pronouncements, judicial decisions and regulations, changes to any of which (which may be retroactive) may affect the tax consequences described herein. This summary assumes that the Scheme Shares and ADRs have been held as capital assets. It does not address the tax treatment of individuals who have received Scheme Shares and ADRs in connection with employment such as by the exercise of options granted to employees, and it is not addressed to holders owning at least 10% (after applying the constructive ownership rules of Section 958(b) of the Code) of the voting power of the Company. This summary also assumes that the Company is not and has never been a passive foreign investment company for US federal income tax purposes. This summary does not discuss all tax consequences that may be relevant to a US Holder of Scheme Shares or ADRs in the light of such holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, regulated investment companies, insurance companies, dealers in securities, exempt organizations, US Holders whose functional currency is not the US dollar or US Holders engaged in straddle or "hedging" transactions.

  The cancellation by a US Holder of ADRs so that they become Ordinary Shares is not a taxable event. In general, a US Holder of Scheme Shares or ADRs will, for US federal income tax purposes, recognize a gain or loss equal to the difference between such holder's adjusted tax basis in the Scheme Shares or ADRs cancelled and the amount of cash received in exchange therefor. Such gain or loss will generally be capital gain or loss. In general, any capital loss would be currently deductible only to the extent of the holder's capital gains plus, in the case of a non-corporate holder, ordinary income of up to $3,000 (assuming a joint tax return is filed). A corporation may carryback unused capital losses to the preceding three years and carryforward unused capital losses to the next five years; an individual may carryforward such losses indefinitely. In addition, an accrual basis holder of Scheme Shares or ADRs that does not elect to be treated as a cash basis taxpayer pursuant to the foreign currency exchange regulations may have a foreign currency exchange gain or loss for US federal income tax purposes because of differences between the US dollars/pounds sterling exchange rates prevailing on the effective date and on the date of payment. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss realized by the holder as a result of the Scheme.

  Non-US Holders. Any gain realized by a person other than a US Holder (a "Non-US Holder") on the sale of Scheme Shares or ADRs generally will not be subject to US federal income taxation, unless (i) such gain is effectively connected with the conduct by the Non-US Holder of a US trade or business,
(ii) the Non-US Holder is present in the US for 183 days or more in the year of disposition and certain other requirements are met or (iii) the Non-US Holder is subject to US tax law provisions applicable to certain US expatriates.

  The foregoing discussion is for general information only and is intended to be a summary of the principal US federal income tax considerations of the Scheme. Each US Holder should consult his or her own tax advisor concerning the US federal and applicable state, local, foreign and other tax consequences of the Scheme.

ITEM 8. FAIRNESS OF THE TRANSACTION

  The Company believes that the transaction described in this Transaction Statement is fair to the Scheme Shareholders. The Independent Directors, who have been so advised by KPMG Corporate Finance, consider that the terms of the Proposal are fair and reasonable so far as the Scheme Shareholders are concerned. The Independent Directors are unaffiliated with Old WMI or any of its affiliates, other than the Company Group, and were acting in the interests of, and negotiated on an arm's length basis with Old WMI on behalf of, the Scheme Shareholders. At a meeting held by telephone on June 29, 1998, in which all of the Independent Directors participated, the Independent Directors unanimously approved the Scheme and recommended that the Scheme Shareholders vote to approve the Scheme. The Independent Directors intend to vote their own beneficial holdings to approve the Scheme at the Court Meeting and in favor of the special resolution to be proposed at the Extraordinary General Meeting.

  In determining the fairness of the terms of the Proposal, the following factors are relevant and support the determination of the Independent Directors to recommend the Scheme:

  . the fact that the Independent Directors consisted of directors who are unaffiliated with Old WMI and any of its affiliates, other than the Company Group, and were appointed to represent the interests of, and to negotiate on an arm's length basis with Old WMI on behalf of, the Scheme Shareholders;

  . the financial condition, assets, results of operations, business and prospects of the Company and the risks inherent in achieving those prospects;

  . the terms and conditions of the Proposal, including the amount and form of consideration, the absence of representations and warranties, the nature of the parties' covenants and agreements, the limited number of conditions to the obligations of Old WMI (including the absence of a financing condition) and the rights of the Independent Directors to withdraw their respective recommendations;

  . the condition to the completion of the Scheme that the Scheme receive the affirmative vote of the holders of a majority in number of those voting representing three-fourths in value of the Scheme Shares voted, either in person or by proxy, at the Court Meeting convened by the English High Court;

  . the condition to the completion of the Scheme that the Scheme be sanctioned by the English High Court;

  . the history of the negotiations with respect to the Proposal that, among other things, led to an increase in Old WMI's offer from approximately 291p to 345p per Ordinary Share, and the belief of the Independent Directors that the Ordinary Shares Consideration was fair and reasonable so far as the Scheme Shareholders are concerned;

  . the fact that the Sterling Consideration represents a premium of approximately 39 percent over the closing middle market price of the Ordinary Shares on the London Stock Exchange on June 26, 1998, the last full trading day before the public announcement of the Proposal;

  . the fact that the 39 percent premium represented by the Sterling
    Consideration far exceeds customary premiums paid in similar transactions of publicly held minority shareholdings of other UK companies;

  . the stock price and trading volume history of the Ordinary Shares and the ADRs;

  . the fact that the Independent Directors retained and were advised by independent legal counsel;

  . the fact that the Independent Directors retained KPMG Corporate Finance as independent financial advisors to assist them in evaluating the Proposal;

  . the opinion of KPMG Corporate Finance as to the fairness from a financial point of view of the Ordinary Shares Consideration to be received by Scheme Shareholders and the analyses presented to the Independent Directors by KPMG Corporate Finance; and

  . the unwillingness of Old WMI to discuss a sale of its controlling stock ownership in the Company.

  These factors are not intended to be exhaustive. In light of the number and variety of factors, it was not practicable to assign relative weights to the foregoing factors; and accordingly relative weights were not assigned.

  Although the Independent Directors did consider historical trading prices of the Ordinary Shares and ADRs, the Independent Directors did not consider trading prices for the period following the announcement of the Proposal because they believed that such prices reflected anticipation of the completion of the Scheme.

  The Independent Directors regularly consulted with KPMG Corporate Finance during the course of their work in connection with their analysis of the Company and the evaluation of the Proposal. The Independent Directors believe that the analyses of KPMG Corporate Finance are reasonable.

  WMI has adopted the determination that the transaction described in this Transaction Statement is fair to the Scheme Shareholders. The following factors are relevant and support that determination: (i) the conclusion by the Independent Directors that the terms of the Proposal are fair and reasonable so far as the Scheme Shareholders are concerned, (ii) the Ordinary Shares Consideration and the ADRs Consideration are included within a number of the valuation ranges derived by the financial advisor engaged by Old WMI and (iii) the procedural safeguards followed in negotiating the Proposal, including that: (w) the Independent Directors consisted of directors who are unaffiliated with Old WMI and any of its affiliates, other than the Company Group, and were appointed to represent the interests of, and to negotiate on an arm's length basis with Old WMI on behalf of, the Scheme Shareholders; (x) the Independent Directors retained and were advised by independent legal counsel; (y) the Independent Directors retained KPMG Corporate Finance as independent financial advisors to assist them in evaluating the Proposal and
(z) the terms and conditions of the Proposal, including the amount and form of consideration, resulted from active arm's length bargaining between the Independent Directors and Old WMI. The following conditions also ensure procedural and substantive fairness of the Proposal: (i) the completion of the Scheme is conditional upon the Scheme receiving the affirmative vote of the holders of a majority in number of those voting representing three-fourths in value of the Scheme Shares voted, either in person or by proxy, at the Court Meeting convened by the English High Court and (ii) the completion of the Scheme is conditional upon the Scheme being sanctioned by the English High Court.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

 Opinion of Financial Advisor of the Company

  The Independent Directors of the Company have retained KPMG Corporate Finance to act as their financial advisors with respect to the Proposal and related matters. KPMG Corporate Finance is acting exclusively for the Company in connection with the Proposal. KPMG Corporate Finance is not acting for any other person and KPMG Corporate Finance will not be responsible to any person other than the Company for providing the protections afforded to clients of KPMG Corporate Finance or for providing advice in relation to the Proposal or in relation to the contents of this document or any transaction or arrangement referred to herein.

  At a meeting of the Independent Directors on June 29, 1998, KPMG Corporate Finance delivered its written opinion to the Independent Directors (the "KPMG Corporate Finance Opinion"). The KPMG Corporate Finance Opinion states that KPMG Corporate Finance is of the opinion that the consideration is fair from a financial point of view to the holders of Scheme Shares and is fair and reasonable insofar as Scheme Shareholders are concerned.

  THE FULL TEXT OF THE KPMG CORPORATE FINANCE OPINION ADDRESSED TO THE INDEPENDENT DIRECTORS AND DATED AS OF JUNE 29, 1998, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS SCHEDULE D, AND IS INCORPORATED BY REFERENCE. THE KPMG CORPORATE FINANCE OPINION WAS DELIVERED TO THE INDEPENDENT DIRECTORS FOR THEIR USE IN CONNECTION WITH THEIR CONSIDERATION OF THE PROPOSAL AND IS NOT INTENDED TO BE, AND DOES NOT CONSTITUTE, A RECOMMENDATION TO ANY SCHEME SHAREHOLDER AS TO HOW SUCH SCHEME SHAREHOLDER SHOULD VOTE WITH RESPECT TO THE SCHEME. THE SUMMARY OF THE KPMG CORPORATE FINANCE OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. SCHEME SHAREHOLDERS ARE URGED TO, AND SHOULD, READ THE KPMG CORPORATE FINANCE OPINION IN ITS ENTIRETY.

  In connection with rendering its opinion, KPMG Corporate Finance reviewed, among other things, the financial terms and conditions of the Proposal; reviewed certain historical business and financial information relating to the Company; reviewed certain internal financial analyses and forecasts for the Company prepared by its management; reviewed the reported price and trading activity for the Ordinary Shares; visited certain of the facilities of the Company; compared certain financial and stock market information for the Company with similar information for certain other companies the shares of which are publicly traded; and reviewed the financial terms of certain business combinations in the waste industry specifically and in other industries generally. KPMG Corporate Finance also met with members of the senior management of the Company and its principal operating subsidiaries to discuss the past and current operations, financial condition and prospects of the Company, including the financial forecasts relating to the Company. KPMG Corporate Finance was not asked to, nor did it, recommend a specific price per Ordinary Share. No limits were placed on KPMG Corporate Finance's review or analysis by either the Independent Directors or the Company.

  In light of Old WMI's position as the majority shareholder in the Company and the absence of any indication that Old WMI would support either a sale of the Company or other alternatives to the Proposal involving a third party, an active solicitation of third party interest in a transaction involving the Company was not practicable and therefore was not pursued.

  KPMG Corporate Finance relied upon the accuracy and completeness of all of the financial and other information reviewed by it or conveyed to it in discussions with the Company or Old WMI and has not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of the assets or liabilities of the Company and was not provided with any such evaluation or appraisal. With respect to the financial forecasts relating to the Company and the possible financial benefits of the Proposal to Old WMI, KPMG Corporate Finance has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to such matters. In rendering its opinion, KPMG Corporate Finance assumed no responsibility for such forecasts or estimates or the assumptions upon which they are based. In addition, the opinion does not address the underlying business decision of the Independent Directors to recommend the Scheme. The opinion of KPMG Corporate Finance is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to them as of, the date of the opinion.

  The following is a summary of the material analyses performed by KPMG Corporate Finance which were reviewed with the Independent Directors in connection with providing its opinion:

  Stock Market Analysis. KPMG Corporate Finance analyzed the historical movement in the price of the Ordinary Shares on the London Stock Exchange in order to determine and explain relevant price movement trends. The analysis was focused on two key areas. First, whether the price movements of the Ordinary Shares could be explained by factors specifically relating to the Company and/or general market factors; alternatively, whether events involving Old WMI (which were not directly relevant to the intrinsic value of the Company) had impacted the price of the Ordinary Shares. Second, whether in the
(then) current price of the Ordinary Shares there existed (or not) some level of premium in anticipation of an imminent buy-out by Old WMI of the Minority Shares.

  A summary of KPMG Corporate Finance's review of the Ordinary Shares price movement is as follows. Since the flotation of the Minority Shares in the Company in 1992, the quoted stock values of the Company and Old WMI have shown a degree of correlation. On the day of the announcement of the Merger, the mid market price of the Ordinary Shares rose from 190p to 208p and thereafter rose rapidly to a level of 247.5p (based upon the London Stock Exchange closing mid-market price on June 26, 1998, the last full trading day before the public announcement of the Proposal). The Ordinary Shares Consideration of 345p represents a premium of 82 percent on the 190p price on the day of the announcement of the Merger, and 66 percent on the 208p price immediately following the announcement and 39 percent on the 247.5p price as at June 26, 1998. KPMG Corporate Finance's view is that this increase reflected not an improvement in the underlying fundamentals of the Company, but a belief among shareholders that USA Waste would improve the value of an investment in the Company, either by improving the business or by a buy-out of the Minority Shares at a premium to the then current market price.

  Discounted Cash Flow Analysis. KPMG Corporate Finance performed a discounted cash flow analysis for existing business, new business, potential business from acquisitions and incremental synergies, based upon certain operating and other financial assumptions, projections and other information provided by the management of the Company. A discussion of certain financial projections prepared by the Company is set forth in "Item 16--Additional Information-- Certain Financial Projections of the Company". KPMG Corporate Finance utilized the projections, restated by KPMG Corporate Finance to reflect anticipated results from certain Hong Kong-based projects at or near completion and the projected improvement in operating results of the Company's Italian subsidiaries following a restructuring which was not taken into account in the original projections, in forming its opinion on the fairness to the Scheme Shareholders of the Ordinary Shares Consideration. For purposes of the analysis, KPMG Corporate Finance used discount rates ranging from nine percent to 11 percent and perpetuity growth rates for cash flows of around three percent, which resulted in an enterprise value of (Pounds)1.03 billion to (Pounds)1.56 billion, and a per Ordinary Share value of 274p to 415p. KPMG Corporate Finance subtracted aggregate estimated net debt as of April 30, 1998 (consisting of interest bearing debt net of cash balances) of (Pounds)80 million, equivalent to net debt per Ordinary Share of 21p, from the enterprise value in arriving at an equity value for the Company. KPMG Corporate Finance selected a representative range of (Pounds)0.95 billion to (Pounds)1.48 billion implied by this analysis, equating to 253p to 393p per share for the Ordinary Shares to be acquired.

  Comparison with Selected Companies and Transactions. KPMG Corporate Finance analyzed a range of values based on applying market multiples derived from companies principally involved in waste activities to the Company's revenue and earnings stream. KPMG Corporate Finance commenced the analysis with a review of material distorting items within the Company's historic and projected earnings in order to determine appropriate figures for adjusted maintainable earnings. The financial measures used in the analysis comprised sales of (Pounds)1.1 billion for 1997 (historic), (Pounds)0.9 billion for 1998 (prospective) and (Pounds)1.1 billion for 1999 (prospective+1) and earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted to exclude exceptional items, of (Pounds)225 million for 1997 (historic), (Pounds)193 million for 1998 (prospective) and (Pounds)248 million for 1999 (prospective+1).

  Having established figures for adjusted maintainable earnings, a range of multiples were applied to those earnings based on those of quoted companies considered by KPMG Corporate Finance to be comparable to the Company to some extent and comparable transactions. Appropriate comparatives were taken from the following quoted companies: Allied Waste Industries, Inc., Browning Ferris Industries, Inc. ("BFI"), Caird Group plc, Laidlaw Environmental Services, Inc., Shanks & McEwan Group plc, SITA S.A., USA Waste, Waste Recycling Group plc and Old WMI. The multiples selected for KPMG Corporate Finance's analysis represented the lower end of the range of multiples derived from these companies to reflect the relative performance of the Company vis a vis the comparative group. For the comparable transactions, the multiples used were based on financial information to the extent available from acquisitions by the following companies: Haul Waste Group PLC, BFI, Vivendi S.A., Laidlaw Inc., Shanks & McEwan plc, SITA S.A., USA Waste, Waste Recycling Group plc, Groupe Fabricom S.A. and Republic Industries, Inc. The range of multiples used in the analysis as applied to revenues were historic multiples of 1.19 to 2.03, prospective of 0.8 to 2.0 and prospective+1 of 0.7 to 1.7 and as applied to adjusted EBITDA were historic multiples of 4.0 to 7.5, prospective of 4.7 to 7.8 and prospective+1 of 4.1 to 6.3.

  Based on an approximate number of Ordinary Shares outstanding of 375.2 million, and adjusting to take account of estimated net debt as of April 30, 1998 of approximately (Pounds)80 million and minority interest as at December 31, 1997 of (Pounds)115 million and an amount due in respect of a foreign income dividend credit of (Pounds)13 million, the range of values per Ordinary Share implied by reference to revenues was 297p to 540p based on applying the above range of historic revenues multiples to 1997 sales, 149p to 445p based on applying prospective multiples to 1998 revenues and 159p to 455p based on applying prospective+1 multiples to 1999 revenues. Based on EBITDA as a financial measure, the implied range of values was 191p to 401p applying the range of historic EBITDA multiples to the 1997 adjusted EBITDA, 193p to 353p applying prospective multiples to 1998 adjusted EBITDA and 222p to 367p applying prospective+1 multiples to 1999 adjusted EBITDA.

  Analysis of Selected Minority Buy-outs. KPMG Corporate Finance reviewed information regarding selected transactions in which third parties have bought out quoted minorities, drawing conclusions as regards the implied valuation of the 20 percent minority interest in the Company. Buy-outs of minority shareholdings reviewed comprised Societe Generale de Belgique S.A., Lloyds Abbey Life PLC, News International plc, Calor Group PLC, The Telegraph plc, The Isle of Man Steam Packet Co, Gartmore PLC, The Phoenix Timber Group plc and Ideco Holdings Inc. Excluding News International plc, where the premium paid for a minority stake was 39 percent, the premiums paid were relatively consistent at between 15 percent and 20 percent.

  KPMG Corporate Finance also analyzed buy-outs of minority holdings by Old WMI where the premium paid was 10.6 percent for a minority interest in CWM and 27 percent and 26.9 percent, respectively, for interests purchased in Rust and WTI.

  Other Analyses. KPMG Corporate Finance analyzed the buy-out of the minority interest in the Company from Old WMI's perspective, having regard to the impact on Old WMI's earnings per share ("EPS"). In this context KPMG Corporate Finance considered the tax benefits and synergies potentially arising from 100 percent ownership of the Company by Old WMI.

  Based on estimated potential immediate cost savings, including closure of the Company's London headquarters, KPMG Corporate Finance estimated that Old WMI could justify paying up to 345p per Ordinary Share without the transaction becoming earnings dilutive for Old WMI in 1999.

  The summary set forth above does not purport to be a complete description of the analyses performed by KPMG Corporate Finance, although it is a summary of the material financial and comparative analyses provided to the Independent Directors in connection with the delivery of its opinion.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the opinion of KPMG Corporate Finance. In arriving at its fairness opinion, KPMG Corporate Finance considered the results of all such analyses and did not assign relative weights to any of the analyses.

  The analyses were prepared solely for the purpose of KPMG Corporate Finance providing its opinion to the Independent Directors as to the fairness from a financial point of view of the consideration to be received under the Scheme by the holders of Scheme Shares and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty and may be significantly more or less favorable than as set forth in these analyses. Similarly, any estimates incorporated in the analyses performed by KPMG Corporate Finance are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than any such estimates. No company utilized as a comparison is identical to the Company or the business segment for which a comparison is being made, and none of the acquisition transactions or other business combinations utilized as a comparison is identical to the Proposal. Accordingly, any analysis or review of publicly traded companies and business combinations resulting from the transactions is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies or company to which they are being compared. This is particularly true in the case of the Company because of the absence of existing publicly traded comparable companies. The discount rates and multiples used in the analyses were considered appropriate after a consideration of current economic and financial market conditions, including trading multiples and capital structures of selected public companies and rates of return on debt and equity investments in public and private companies and a qualitative judgment as to the most relevant information and its application to the Company. In connection with the analyses, KPMG Corporate Finance made, and was provided with estimates and forecasts by the Company based upon, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and their advisors. Similarly, analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company, or their advisors, none of the

Company, WMI, Old WMI, KPMG Corporate Finance or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions. The opinion of KPMG Corporate Finance necessarily was based on the economic, market and other conditions as in effect on, and the information made available to them as of, the date of their opinion. The foregoing summary is qualified by reference to the written opinion of KPMG Corporate Finance set forth in Schedule D to this Transaction Statement.

  As described above, the opinion and presentation of KPMG Corporate Finance to the Independent Directors was only one of many factors taken into consideration by the Independent Directors in making their determination to recommend the Proposal. In addition, the terms of the Proposal were determined through negotiations between the Independent Directors and Old WMI and were approved by the Independent Directors. Although KPMG Corporate Finance provided advice to the Independent Directors during the course of these negotiations, the decision to recommend the Proposal was solely that of the Independent Directors.

  KPMG Corporate Finance is an internationally recognized investment banking and corporate finance advisory firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions. KPMG has in the past provided financial advisory and employee compensation consulting services to Old WMI and/or its affiliates, including the Company, and may continue to do so and has received, and may receive, fees for the rendering of such services.

  The Independent Directors selected KPMG Corporate Finance to act as its corporate finance advisors because of their expertise and reputation in investment banking advice and mergers and acquisitions work.

  In connection with the services of KPMG Corporate Finance as advisors to the Independent Directors with respect to the Proposal and related matters, the Company has agreed to pay KPMG Corporate Finance: (i) a fee of (Pounds)100,000 payable in cash upon completion of the review and valuation of the Company,
(ii) a fee of (Pounds)100,000 payable in cash upon the agreement of the terms of the Proposal, (iii) a weekly fee payable between May 18, 1998 and the date of posting of the Scheme Document (the Company and KPMG Corporate Finance have agreed that the weekly fee will be (Pounds)10,000 per week for the first ten weeks and thereafter on a time cost basis), (iv) a fee of (Pounds)150,000 upon posting of the Scheme Document to Scheme Shareholders and (v) a fee of (Pounds)200,000 on completion of the Scheme. In addition, the Company has agreed to reimburse KPMG Corporate Finance for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities arising out of its engagement.

 Opinion of Financial Advisor of Old WMI

  Old WMI engaged Merrill Lynch to act as Old WMI's exclusive financial advisor in connection with the Proposal. Old WMI retained Merrill Lynch to act solely as Old WMI's financial advisor, and not as a financial advisor to the Company, to assist Old WMI in analyzing, structuring, negotiating and effecting the Proposal. Merrill Lynch rendered an opinion to the Old WMI Board that the consideration to be paid by Old WMI pursuant to the Scheme was fair from a financial point of view to Old WMI (the "Merrill Lynch Opinion"). The Merrill Lynch fairness opinion does not address the fairness of the consideration to holders of Ordinary Shares or ADRs. On June 29, 1998, Merrill Lynch made a presentation to the Old WMI Board summarizing the types of analyses underlying the Merrill Lynch Opinion (the "Merrill Lynch Report") and participated in a telephone conference call with the Old WMI Board to discuss the Proposal.

  THE FULL TEXT OF THE MERRILL LYNCH OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MERRILL LYNCH, IS ATTACHED HERETO AS SCHEDULE E AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE MERRILL LYNCH OPINION SET FORTH IN THIS TRANSACTION STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MERRILL LYNCH OPINION. SCHEME SHAREHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. THE MERRILL LYNCH OPINION WAS PROVIDED TO THE OLD WMI BOARD FOR ITS INFORMATION AND IS DIRECTED TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE PAID BY OLD WMI PURSUANT TO THE SCHEME AND DOES NOT

ADDRESS THE MERITS OF THE UNDERLYING DECISION BY OLD WMI TO ENGAGE IN THE SCHEME AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SCHEME SHAREHOLDER AS TO HOW SUCH SCHEME SHAREHOLDER SHOULD VOTE ON THE PROPOSED SCHEME OR ANY MATTER RELATED THERETO. THE MERRILL LYNCH REPORT WAS INTENDED SOLELY TO PROVIDE ADDITIONAL INFORMATION FOR THE USE AND BENEFIT OF THE OLD WMI BOARD, AND WAS NOT PREPARED FOR THE PURPOSE OF ADDRESSING THE MERITS OF THE UNDERLYING BUSINESS DECISION BY OLD WMI TO ENGAGE IN THE SCHEME.

  The summary set forth below does not purport to be a complete description of the analyses underlying the Merrill Lynch Opinion, the Merrill Lynch Report or the discussion Merrill Lynch had with the Old WMI Board. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

  In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, Old WMI and the Company. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the Merrill Lynch Opinion was among several factors taken into consideration by the Old WMI Board in making its determination to approve the Proposal. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the Old WMI Board or Old WMI's management with respect to the fairness of the consideration to be paid by Old WMI.

  In preparing the Merrill Lynch Opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of the Company. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information and the Expected Cost Savings (as defined below) furnished to or discussed with Merrill Lynch by the Company or Old WMI, Merrill Lynch assumed that they had been reasonably prepared and reflected the best currently available estimates and judgment of the Company's or Old WMI's management as to the expected future financial performance of the Company or Old WMI, as the case may be, and the Expected Cost Savings. Merrill Lynch also assumed that the final form of the Joint Announcements (as defined below) would be substantially similar to the last drafts it reviewed.

  The Merrill Lynch Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to it as of, the date of the Merrill Lynch Opinion. Without limiting the foregoing, the Merrill Lynch Opinion does not address the potential effects of fluctuations in the US dollar/pounds sterling exchange rate after the date thereof. Merrill Lynch assumed approximately 375.2 million Ordinary Shares outstanding and that each ADS represented by ADRs being the equivalent of two Ordinary Shares and assumed an exchange rate of US $1.6673:UK (Pounds)1 as of June 23, 1998. Merrill Lynch also assumed that in the course of obtaining any necessary regulatory or other consents or approvals (contractual or otherwise) for the Scheme, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Scheme.

  In connection with the Merrill Lynch Opinion, Merrill Lynch: (1) reviewed certain publicly available business and financial information relating to the Company and Old WMI that Merrill Lynch deemed relevant;

(2) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Scheme (the "Expected Cost Savings") furnished to Merrill Lynch by the Company and Old WMI; (3) conducted discussions with members of senior management of the Company and Old WMI concerning the matters described above, as well as their respective businesses and prospects before and after giving effect to the Scheme and the Expected Cost Savings; (4) reviewed the market prices and valuation multiples for the Ordinary Shares and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant; (5) reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant; (6) compared the proposed financial terms of the Scheme with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant; (7) participated in discussions and negotiations among representatives of the Company and Old WMI and their financial and legal advisors; (8) reviewed the potential pro forma impact of the Scheme on Old WMI; (9) reviewed the US and UK joint press releases (the "Joint Announcements"), dated June 29, 1998, describing the terms of the Scheme and (10) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including an assessment of general economic, market and monetary conditions.

  The following is a summary of the various types of analyses presented to the Old WMI Board in connection with the rendering of the Merrill Lynch Opinion:

  Discounted Cash Flow Analysis. Merrill Lynch performed a discounted cash flow analysis based upon certain operating and financial assumptions, forecasts and other information prepared and provided by the management of the Company for the years 1998 through 2002. In performing the discounted cash flow analysis, Merrill Lynch used: (i) discount rates from 11 percent to 13 percent and (ii) terminal EBITDA multiples from 6.5x to 7.5x. Merrill Lynch derived a discounted cash flow valuation based upon the projections provided by the Company (the "Base Projections") and then derived additional discounted cash flow valuations by adjusting the Base Projections for the impact of: (a) certain potential future acquisitions which were included in the Base Projections (the "Future Company Acquisitions") and (b) the Expected Cost Savings which were not included in the Base Projections. Merrill Lynch derived a summary reference range using the Base Projections of $11.20 to $14.35 per ADR. Merrill Lynch also derived summary reference ranges of: (x) $10.20 to $12.75 per ADR by excluding Future Company Acquisitions; (y) $11.60 to $14.90 per ADR by including Expected Cost Savings and (z) $10.60 to $13.25 per ADR by excluding the Future Company Acquisitions and including the Expected Cost Savings.

  Comparison of Selected Public Company Comparables. Merrill Lynch analyzed certain actual and estimated financial information for the Company and three other publicly-traded European waste services companies, including Shanks & McEwan Group PLC, Waste Recycling Group PLC and SITA S.A. (collectively, the "European Waste Services Group") that Merrill Lynch considered to some extent comparable to the Company, although not necessarily representative of truly comparable companies. Merrill Lynch calculated the forward EBITDA multiples (to the extent of available information) and 1999 price to earnings ratios (the "1999 P/E Ratios") for the companies. For the European Waste Services Group, (i) the mean and median of forward EBITDA multiples were each 6.9x and
(ii) the mean and median of the 1999 P/E Ratios were 18.1x and 18.3x, respectively. Based on the forward EBITDA multiples, Merrill Lynch derived summary representative ranges of $8.40 to $11.80 per ADR without giving effect to Expected Cost Savings and $8.85 to $12.45 per ADR after giving effect to Expected Cost Savings. Based on the 1999 P/E Ratios, Merrill Lynch derived summary representative ranges of $10.95 to $16.05 per ADR without giving effect to the Expected Cost Savings and $11.75 to $17.25 per ADR after giving effect to the Expected Cost Savings.

  No company in the European Waste Services Group is identical to the Company. Accordingly, an analysis of the results of the foregoing companies necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the Company and the companies in the European Waste Services Group.

  Analysis of Selected Acquisition Comparables. Merrill Lynch also reviewed certain publicly-available information for eight selected acquisitions involving European target companies. In its discussion with the Old WMI Board, Merrill Lynch noted that the selected transactions primarily involved the acquisition of a control position in an unrelated target company and not, as is the case of Old WMI acquiring the remaining interest in the Company, the acquisition of a remaining interest of an affiliated entity. Merrill Lynch calculated historical EBITDA multiples (to the extent of available information) for the selected transactions. The mean and median of offer values as multiples of LTM EBITDA for the comparable transactions were each 7.0x. In its discussion with the Old WMI Board, Merrill Lynch noted that, because the Company's actual historical EBITDA included the results of: (i) businesses which had recently been divested; (ii) long term contracts which had recently expired and (iii) businesses which had recently experienced deteriorating operating results, it had used the Company's projected 1998 EBITDA as an estimate of historical EBITDA from ongoing operations for purposes of this analysis. Based on its analysis, Merrill Lynch derived summary reference ranges of $9.40 to $11.10 per ADR without giving effect to Expected Cost Savings and $9.95 to $11.70 per ADR after giving effect to Expected Cost Savings.

  No company or transaction used in the above analysis as a comparison was identical to Old WMI or the Scheme, respectively. Accordingly, an analysis of the results of the comparison is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in historical projected financial and operating characteristics of the comparable acquired companies and other factors that could affect the acquisition value of such companies and Old WMI.

  Merrill Lynch is acting as a financial advisor to Old WMI in connection with the Scheme and will receive a fee from Old WMI for its services, a significant portion of which is contingent upon the consummation of the Scheme. In addition, Old WMI has agreed to indemnify Merrill Lynch for certain liabilities arising out of its engagement. Merrill Lynch acted as exclusive financial advisor to Old WMI in connection with its merger with USA Waste, and is an appointed financial advisor to the Company and has, in the past, provided financial advisory and financing services to USA Waste and Old WMI and/or its affiliates, including the Company, and may continue to do so and has received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of its business, Merrill Lynch may actively trade the securities of WMI for Merrill Lynch's own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

  Merrill Lynch's engagement with Old WMI was formalized in an engagement letter ("Engagement Letter"), dated June 26, 1998. Pursuant to the Engagement Letter, Old WMI agreed to pay Merrill Lynch: (i) a fee of $250,000 contingent upon and payable in cash upon the posting of an explanatory statement with the English High Court in connection with the Scheme and (ii) a contingent fee of $1,100,000, less amounts paid pursuant to (i) above, payable upon the Scheme becoming effective during the period of Merrill Lynch's retention. Old WMI also agreed to reimburse Merrill Lynch for reasonable out-of-pocket expenses and reasonable fees and disbursements of its legal counsel. In addition, Old WMI has agreed to indemnify Merrill Lynch against certain liabilities.

  Old WMI retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

ITEM 10. INTERESTS IN SECURITIES OF THE ISSUER

  (a) The relevant information in the Scheme Document is contained in Item 4, Disclosure of interests and dealings, under Part 7, Additional Information, and is incorporated herein by reference in response to this Item.

  (b) Neither the Company nor any of the persons named in response to paragraph (a) of this Item has effected a transaction in the Ordinary Shares or the ADRs during the past 60 days.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

 Participation in the Scheme by Holders of ADRs

  Holders of ADRs will be entitled to direct the Depositary to vote on the Scheme pursuant to the terms of the Deposit Agreement. Section 4.08 of the Deposit Agreement provides that upon receipt of notice of any meeting or solicitation of consents or proxies from holders of ADRs, the Depositary will fix a record date in respect of such meeting for the giving of instructions for voting such consent or proxy and will mail to the holders of ADRs a notice (the "Depositary Notice") which will contain the relevant information and instructions on how to exercise their voting rights or how to instruct the Depositary to give a discretionary proxy to a person designated by the Company.

  Holders of ADRs who wish to attend the Court Meeting or the Extraordinary General Meeting should take steps to present their ADRs for cancellation to the Depositary, as such steps are described in the Depositary Notice to which this Transaction Statement is attached, so that they become registered holders of Ordinary Shares prior to 5:30 pm (London time) on October 5, 1998, two days before those meetings.

 Other Arrangements or Agreements

  See "Item 16--Additional Information--Certain Agreements" for a discussion of the following agreements between the Company and certain of its affiliates:
(i) International Development Agreement; (ii) International Business Opportunities Agreement; (iii) Intercorporate Services Agreement; (iv) Master License Agreement and (v) Master Dividend Agreement.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

  The Independent Directors consider that the terms of the Proposal are fair and reasonable so far as the Scheme Shareholders are concerned. The Independent Directors unanimously recommend that Scheme Shareholders approve the Scheme and vote in favor of the resolutions necessary to implement it. The Independent Directors intend to vote their own beneficial holdings to approve the Scheme at the Court Meeting and in favor of the special resolution to be proposed at the Extraordinary General Meeting. Upon completion of the Scheme, it will be binding on all Scheme Shareholders, including the Depositary and the Independent Directors.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

  (a) Appraisal rights are not provided under applicable law or under the Company's Articles of Association and will not be voluntarily accorded by the Company to Scheme Shareholders in connection with the Scheme. Scheme Shareholders who object to the Scheme may vote against it at the Court Meeting and against the special resolution to be proposed at the Extraordinary General Meeting. In addition, after these meetings have been held, the Scheme must be sanctioned by the English High Court before it can become effective. At the Court Hearing, Scheme Shareholders who object to the Scheme would again have an opportunity to voice their objections. The English High Court may consider these objections in exercising its discretion to sanction the Scheme. Upon completion of the Scheme, it will be binding on all Scheme Shareholders including the Depositary and the Independent Directors. Scheme Shareholders' rights with respect to the Scheme are discussed in greater detail in "Item 4-- Terms of the Transaction".

  (b) See "Item 16--Additional Information--Incorporation of Certain Information by Reference" for information on how to obtain additional information filed with the SEC by WMI, the Company, Old WMI and USA Waste.

  (c) The Scheme does not involve the exchange of debt securities of the Company, WMI or Old WMI in exchange for Scheme Shares held by Scheme Shareholders.

ITEM 14. FINANCIAL INFORMATION

  Financial information concerning the Company is set forth in Part IV of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1997 and is hereby incorporated herein by reference. See

"Item 16--Additional Information--Incorporation of Certain Information by Reference" for information on how to obtain this report and other information filed with the SEC by the Company. The relevant information contained in the Scheme Document under Part 3, Information on the Company, is incorporated herein by reference in response to this Item.

  The following table provides the ratio of earnings to fixed charges and book value per share for the two most recent fiscal years and the relevant interim period.

                                        US GAAP                                UK GAAP
                         -------------------------------------- --------------------------------------
                          30-JUN-98       1997         1996      30-JUN-98       1997         1996
                         ------------ ------------ ------------ ------------ ------------ ------------
Earnings to fixed
 charges................        11.11         2.87         0.36        11.34         3.77         0.88
Book value per share.... (Pounds)2.64 (Pounds)2.59 (Pounds)2.82 (Pounds)1.12 (Pounds)0.92 (Pounds)0.84

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

  In addition to the use of mails, proxies and/or voting instructions may be solicited by officers and directors and regular employees of the Company and WMI, without additional remuneration, by personal interviews, written communication, telephone, telegraph or facsimile transmission. The Company also will request the Depositary, brokerage firms, nominees, custodians and fiduciaries to forward proxies and/or voting instructions to the beneficial owners of Scheme Shares held of record and will provide reimbursement for the cost of forwarding the material in accordance with customary charges. The Company has hired CIC to coordinate the solicitation of proxies and/or voting instructions by and through such holders for a fee of approximately $7,000 plus expenses.

  The Company engaged KPMG Corporate Finance to act as its exclusive financial advisor in connection with the Proposal. Old WMI engaged Merrill Lynch to act as its exclusive financial advisor in connection with the Proposal. See "Item 9--Reports, Opinions, Appraisals and Certain Negotiations" for a discussion of the terms of engagement of the financial advisors to the Company and Old WMI.

ITEM 16. ADDITIONAL INFORMATION

 Certain Agreements

  The Company has entered into certain agreements with Old WMI and various of its other subsidiaries that are described below.

  International Development Agreement. The Company, Old WMI, CWM, WTI, Waste Management International, Inc. ("WMII"), Waste Management Europe N.V., Rust, WTI International Holdings Inc. and RIH Inc. are parties to a Third Amended and Restated International Development Agreement ("IDA"), dated January 1, 1993. Among other things, the IDA: (i) provides that Old WMI, Rust and WTI shall each vote their Ordinary Shares for the appointment of directors such that one designee of each of Rust and WTI (or such greater number as shall equal the total number of directors multiplied by the percentage of outstanding Ordinary Shares so held by such entity, reduced to the nearest whole number) shall be elected to the Board of Directors of the Company so long as Rust or WTI (as the case may be) continues to own, or has the right to acquire from the Company, Ordinary Shares sufficient for it to own at least 10 percent of the Company's outstanding Ordinary Shares; (ii) permits Rust and WTI each to maintain beneficial ownership of the Company's outstanding Ordinary Shares at a level having not less than 10 percent of the voting power of all outstanding Company securities at general meetings of the Company (so as to facilitate their meeting certain accounting objectives under US tax laws) until the earlier of July 1, 2000 or April 30 in the year following the year in which such option becomes exercisable (unless prior to such April 30 Rust or WTI, as the case may be, acquires a sufficient number of Ordinary Shares to maintain at least 10 percent of the voting power), and permits Old WMI to maintain beneficial ownership of the Company's outstanding Ordinary Shares at a level having not less than 55 percent of the voting power of all outstanding Company securities at general meetings of the Company (including amounts held by Rust and WTI, so long as they remain majority-owned by Old WMI), in each case pursuant to an option to purchase additional newly issued Ordinary Shares of the Company for cash at fair market value, which for purposes of such options shall be the average of the closing sale prices for Ordinary Shares on the London Stock Exchange (or, if not then traded on the London Stock Exchange on another principal exchange or market) for the five trading days ending on the fifth trading day before the date of notification of the option exercise (adjusted where appropriate for dividends, stock splits, capitalization issues and issues of Ordinary Shares at less than fair market value) so long as such option is exercised within certain prescribed time limits (respectively, the "Anti-Dilution Options" of Rust and WTI and "Consolidation Option" of Old
WMI); (iii) restricts the Company from making certain share issues or distributions or proposing certain reorganization plans or arrangements which could dilute Old WMI's, Rust's or WTI's interests under the Consolidation Option or the Anti-Dilution Options, without in each case obtaining the consent of each of Old WMI, Rust and WTI; (iv) restricts Rust's and WTI's ability until July 1, 2000 to sell their Ordinary Shares unless such sales are made in compliance with United States securities laws; (v) grants certain rights of first refusal to Old WMI with respect to disposition of Ordinary Shares by Rust or WTI; (vi) grants certain rights of participation to Rust and WTI with respect to a disposition of Ordinary Shares by Old WMI and (vii) grants each of Old WMI, Rust and WTI a number of registration rights under the Securities Act of 1933 (demand and participation) and rights to have the Company facilitate sales by Old WMI, Rust and WTI in offerings outside the United States, in each case at the Company's expense to the extent permitted by law (except any underwriting commissions).

  Issues of new Ordinary Shares by the Company upon exercise of either the Anti-Dilution Option or the Consolidation Option will not be subject to the pre-emptive rights which normally apply under English law to new issues of equity securities for cash, although issues of new Ordinary Shares upon exercise of the Consolidation Option would be prohibited under London Stock Exchange rules unless there was at the time a subsisting annual authorization of the shareholders of the Company (other than Old WMI and, for so long as they remain subsidiaries of Old WMI, Rust and WTI).

  International Business Opportunities Agreement. Pursuant to the First Amended and Restated International Business Opportunities Agreement, dated January 1, 1993, by and among Old WMI, CWM, WTI, WMII, Rust and the Company, as amended (the "IBOA"), each of Old WMI, CWM, WTI and Rust has agreed that, until the later of July 1, 2000 or the date on which Old WMI ceases to beneficially own a majority of the outstanding voting equity interests of such subsidiary or ceases to beneficially own a majority of the outstanding voting equity interests of the Company, and in each case no longer has an option to obtain such ownership, such company will not engage in waste management services, collection, storage, processing, treatment or disposal of hazardous wastes (including hazardous substance remediation services), or development and construction (where the customer is seeking third-party operation), or operation of water, wastewater and sewage treatment operations (including facilities for treating hazardous waste streams), outside North America (i.e., the United States, its territories and possessions, Canada and Mexico), except
(i) with respect to licensing of technology and minor interests of CWM, WTI or Rust in publicly held entities; (ii) sales by Old WMI of recyclables and (iii) with respect to development and operation of waste-to-energy facilities (as described below). The Company has agreed that for the same time periods as are applicable to Old WMI, CWM, WTI and Rust as described above, it will not engage in North America in the type of activities in which Old WMI, CWM, WTI and Rust have agreed not to engage outside of North America and to abide by the allocation of certain business opportunities to WTI and Rust outside North America. Businesses or assets acquired by a party to the IBOA which are in the domain of another party thereto (according to the allocation principles described above) must be offered for sale to the other party at fair market value.

  Under the IBOA, opportunities outside of North America, other than in Germany and Italy, relating to the design, development, construction, operation and maintenance of waste-to-energy facilities, are allocated to WTI under the terms of a joint venture framework agreement between WTI and the Company. The Company has the exclusive allocation of waste-to-energy opportunities in Germany and Italy. The terms of the joint venture provide that WTI will have the primary responsibility for the initial identification, marketing and development of opportunities in the joint venture territories and will bear the costs relating to these activities. Once a contract has been secured for a project, the Company is entitled (but not obliged) to subscribe for 49 percent of the equity of the project available to the Old WMI group as a whole, and WTI will be entitled to subscribe for the balance. Once approved as a joint venture project, all further costs relating to the project will be borne by the parties in proportion to their shareholding. If a project is not approved for joint development, either party may continue to develop it for its own account. WTI, however, may not construct or operate any waste-to-energy project outside of North America without the prior consent of the Company.

  By agreement among the parties, Old WMI is responsible for resolving business allocation disputes among the Company, CWM, WTI, Rust and Old WMI which are not controlled by the allocations set out in the previous paragraph. In this connection, the parties to the agreement have agreed that in order to minimize the potential for conflicts of interest among various subsidiaries under the common control of Old WMI, and for so long as Old WMI shall have beneficial ownership of a majority of the outstanding voting equity interests of such subsidiary (or an option to obtain such ownership), Old WMI has the right to direct future business opportunities to the Old WMI-controlled subsidiary which, in Old WMI's reasonable and good faith judgment, has the most experience and expertise in that line of business, provided that Old WMI may not allocate a business opportunity to a particular subsidiary if such business opportunity would involve that subsidiary in a breach of its non-compete as described above. Opportunities outside North America relating to the provision of future waste management services are generally to be allocated to the Company, except that opportunities outside North America relating to certain permitted WTI and Rust activities are generally to be allocated to WTI and Rust. No party is liable for consequential damages, except for lost profits, for any breach of the IBOA.

  Intercorporate Services Agreement. The Company and Old WMI have entered into an Intercorporate Services Agreement, dated March 9, 1992 (as amended by an addendum dated March 17, 1992) and effective as of December 31, 1991 (the "ISA"), pursuant to which Old WMI has agreed to provide to the Company: (i) a committed $750 million credit facility; (ii) a covenant to pay $285 million as a capital contribution in respect of certain environmental costs and liabilities of the Company; (iii) certain insurance and letter of credit and surety bond procurement services and, at Old WMI's discretion, performance guarantees; (iv) the right for certain Company employees to participate in Old WMI retirement and certain other employee benefit arrangements to the extent they participated in such arrangements at December 31, 1991 and (v) certain corporate and administrative services. The Company has agreed until 2041 to indemnify Old WMI, without limit, against any liability or expense which Old WMI may suffer relating to any liability or obligation of the Company, whenever arising, other than any environmental liabilities of the Company which are the subject of the environmental covenant from Old WMI. The ISA will continue indefinitely unless and until terminated by the Company at any time or by Old WMI with not less than 30 days' prior notice effective December 31 of any year after 1996 or by Old WMI following the occurrence of certain events of default. No such termination will affect the continued operation of the environmental covenant or the Company's agreement to indemnify Old WMI. Each party has agreed to share certain business information with the other and maintain the confidentiality thereof. The ISA provides that neither party shall be liable to the other for any consequential damages (except those arising in connection with liabilities under the environmental covenant), and that in certain events of force majeure, a non-performing party shall be excused from performance other than for payment obligations. Certain matters may be submitted to third party arbitration in the event of a disagreement between the parties.

  Master License Agreement. The Company, Old WMI, CWM, WTI and Rust have entered into a First Amended and Restated Master License Agreement (the "MLA") dated January 1, 1993, under which the Company has granted each other party the right to obtain a license of intangibles and receive ancillary services from the Company for their respective business activities for use in North America, and each other party has granted the Company the right to obtain a license of intangibles and receive ancillary services from each other party relating to its respective business activities for use outside of North America. Unless the licensee selects a shorter term, such licenses remain in effect until the latest of July 1, 2005, the date the grantor or grantee is no longer majority owned beneficially by Old WMI (and Old WMI no longer has an option to retain such ownership), and the termination of the useful life of the facility or equipment incorporating or used with the licensed intangible. The consideration for each license will be a price based on the fair market value of a license for the licensed intangible, but will not exceed the most favorable pricing charged an unaffiliated licensee for a comparable license. Sublicensing of licensed intangibles is not permitted. All of the parties to the MLA have retained the right to license their own technology to third parties anywhere in the world, except as summarized in the next paragraph.

  The MLA supplements an Intellectual Property Licensing Agreement dated September 7, 1990, which provides, among other things, a grant by the Company to WTI of a 10 year, non-exclusive, royalty-free license, with two successive five year renewal options, of the BRINI(TM) resource recovery technology owned by the Company to all of WTI's existing and future waste-to-energy facilities, so that WTI can develop BRINI(TM) technology systems at or adjacent to its facilities in connection with the operations of such facility, and an agreement by the Company not to grant additional licenses to the BRINI(TM) technology to the owners or operators of waste-to-energy facilities in North America.

  Master Dividend Agreement. Substantially all of the Company's assets are owned directly and indirectly by Waste Management International B.V. ("WMIBV"), a Netherlands subsidiary, the outstanding equity of which consists of: 63,750 A shares owned by the Company; 12,750 B shares owned by WMII and held by SBC Nominees, as nominee of WMII; 12,750 C shares owned by RIH Inc.; and 12,750 D shares owned by WTI International Holdings Inc. Each of the A, B, C and D shares (together the "BV Shares") carries one vote at general meetings of WMIBV. Except with the consent of all the shareholders in WMIBV, future issues of shares must be on the basis of shares of a particular class being issued only to the existing holder of shares of that class. In the event of future issues of further A shares to the Company (e.g., in consideration of the acquisition by WMIBV of assets owned or acquired by the Company, otherwise than for cash), each of WMII, RIH Inc. and WTI International Holdings Inc. will be entitled to subscribe, for cash at par (being NLGI each), for a number of new B, C or D shares, respectively, sufficient to maintain its respective voting interest in WMIBV at 12.5 percent.

  The Company, WMIBV, WMII, CWM, WTI, RIH Inc., WTI International Holdings Inc. and SBC Nominees have entered into an Amended and Restated Master Dividend Deed, dated December 31, 1992 (the "Master Dividend Agreement"), which governs, among other things, the manner in which dividend payments are to be declared and paid by the Company and WMIBV, and the liquidation rights with respect to the Company and WMIBV.

  Under the Company's Articles of Association, a dividend may be declared by the shareholders in general meeting, but no dividend may be declared in excess of the amount recommended by the Company Board. The Company Board may, without any prior shareholder approval, pay to the shareholders such interim dividends as appear to the Company Board to be justified by the financial position of the Company. Under the Articles of Association of WMIBV, dividends may be declared only by the shareholders in general meeting. In both cases, dividends may only be paid out of the profits available by law for distribution.

  Under the Master Dividend Agreement, each of WMII, RIH Inc. and WTI International Holdings Inc. has undertaken not to claim, and acknowledged that it has no right to, any dividend on any Ordinary Share held by it from time to time. Whenever WMIBV pays a dividend to WMII, RIH Inc. and WTI International Holdings Inc., the Company will pay a dividend in respect of the Ordinary Shares. The amount of each dividend paid by the Company on each Ordinary Share (plus the associated tax credit available to UK-resident individual taxpayers receiving dividends from UK-resident companies) will be equal to the aggregate dividend simultaneously paid by WMIBV to WMII, RIH Inc. and WTI International Holdings Inc. (gross of any Netherlands withholding tax) divided by the number of Ordinary Shares which WMII, RIH Inc. and WTI International Holdings Inc. hold in the Company. The Master Dividend Agreement prohibits any sale or other disposition by WMII, RIH Inc. or WTI International Holdings Inc. of any BV shares, other than to the Company or WMIBV itself.

  If the Company Board determines to pay a dividend to public holders of Ordinary Shares, but WMIBV is not in a position to pay an equivalent dividend, the Company may pay such dividend if WMII, RIH Inc. and WTI International Holdings Inc. so agree. In this event, the amount of the WMIBV dividend not paid will be treated as in arrears and will be payable in priority to any subsequent dividend of WMIBV that may be declared.

  In addition to the B, C and D shares held by WMII (through its nominee), RIH Inc. and WTI International Holdings Inc., respectively, WMIBV has also granted those companies certain participation rights (pursuant to a Participation Rights Agreement) governed by Netherlands law and conferring on the holders certain contractual rights against WMIBV. WMIBV has also granted certain other participation rights which, together with the A Shares, are now vested in the Company. The benefits of the participation rights are non-transferable, except to the Company or WMIBV. The combined effect of the Articles of Association of WMIBV, the Master Dividend Agreement, and the participation rights is that, in the event of the liquidation of WMIBV, the surplus assets of WMIBV remaining after its creditors and liquidation expenses have been discharged will be applied as follows: (i) in paying to the Company on the second anniversary of WMIBV's liquidation or (if earlier) the first anniversary of the Company's liquidation any amount by which the assets of the Company are inadequate to discharge any of its liquidation expenses (or an appropriate portion thereof) and the claims of the Company's creditors admitted to proof in the Company's liquidation (or, if the Company is not in liquidation, which would have been admissible to proof if the Company had commenced liquidation one year after WMIBV) and of any holders of shares in the Company ranking in a liquidation of the Company in priority to the Ordinary Shares; (ii) in returning the nominal amount of all of the BV Shares to the respective holders thereof; (iii) in paying to each of WMII, RIH Inc. and WTI International Holdings Inc. any arrears of WMIBV dividends that may have accumulated in proportion to the amount of such arrears; (iv) in paying to each of WMII, RIH Inc. and WTI International Holdings Inc. that proportion of any balance of WMIBV's assets which the ownership of Ordinary Shares by each of them bears to the total number of Ordinary Shares and (v) in paying to the Company, as the holder of the A Shares, the whole of any remaining balance. By a combination of the Articles of Association of the Company and the Master Dividend Agreement, any surplus assets arising on a liquidation of the Company remaining after discharging its own liquidation expenses and the claims of its creditors and any holders of shares ranking in a liquidation of the Company in priority to the Ordinary Shares, will be distributed pro rata to the holders of the Ordinary Shares, other than that part of such surplus, if any, which has been received from WMIBV, which, net of any attributable tax, will be distributed only to the public holders of Ordinary Shares.

  In addition, the Company has entered into certain additional agreements with affiliates of the Company. A discussion of these additional agreements is contained in the Scheme Document in Item 6, Material Contracts, under Part 7, Additional Information, and is incorporated herein by reference in response to this Item.

 Certain Financial Projections of the Company

  The Company does not as a matter of course publicly disclose internal budgets, plans, estimates, forecasts or projections as to future revenues, earnings or other financial information. The projected financial data which follows reflect certain selected information which was contained in projections prepared by management of the Company and furnished to Old WMI, Old WMI's financial advisors and KPMG Corporate Finance. These projections were based upon a variety of estimates and assumptions, the material ones of which are set forth below. The estimates and assumptions underlying the projections involved judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions, exchange rates, political risk and future business decisions which may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and many of which are beyond control of the Company. While the Company believes these estimates and assumptions to have been reasonable, there can be no assurance that the projections are accurate, and actual results may vary materially from those shown. In light of the uncertainties inherent in forward looking information of any kind, the inclusion of these projections herein should not be regarded as a representation by the Company, Old WMI, WMI or any other person that the anticipated results will be achieved and investors are cautioned not to place undue reliance on such information.

  The Company does not intend to update or otherwise revise the information presented herein to reflect circumstances existing after the date of the most recent financial statements incorporated by reference in this Transaction Statement or to reflect the occurrence of unanticipated events. The information presented herein should be read together with the financial information concerning the Company as set forth in Part IV of the

Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1997 which is incorporated by reference in this Transaction Statement. The following financial data reflects certain information that was contained in the projections prepared by management of the Company.

  THE PROJECTIONS ARE NOT INTENDED TO CONSTITUTE A FORECAST OF PROFITS BY THE COMPANY OR ITS DIRECTORS AND SHAREHOLDERS SHOULD NOT RELY ON SUCH PROJECTIONS IN MAKING ANY DECISION ABOUT THEIR INVESTMENT IN THE COMPANY.

        CERTAIN FINANCIAL PROJECTIONS FOR THE YEAR ENDING DECEMBER 31,
                              ((Pounds) MILLIONS)

                                                    1998 1999  2000  2001  2002
                                                    ---- ----- ----- ----- -----
      Revenue...................................... 926  1,111 1,224 1,352 1,489
      EBIT......................................... 123    130   155   191   224
      EBITDA....................................... 226    251   286   333   379
      Net Income (1)...............................  59     65    77    96   115

--------
(1) Net income includes certain non-recurring items in 1998 and 1999.

  The Company operates in 18 countries each of which is subject to unique environmental, economic, political, regulatory and business conditions. The inflation, growth, exchange rates and other factors can vary substantially in the countries in which the Company operates, or is considering entering. The assumptions presented below are the overall Company assumptions (unless otherwise disclosed) made when preparing the projections.

  Subject to the qualifications and limitations stated above, the information presented herein generally relies upon the following material assumptions and bases for the projections:

  1. It was assumed that the inflation rate would be between 1.8% and 1.9% per annum.

  2. Volume growth, which includes increased business for the Company as a result of general economic growth conditions and the Company's ability to attract new business, was assumed to be between 2.1% and 2.3% of prior year's revenue.

  3. It was assumed that the Company would be able to achieve operating cost efficiencies which would reduce the costs of the Company. The assumptions varied by country and in some cases in each year of the projection and ranged from zero to five percent.

  4. It was assumed that the Company would complete acquisitions or new projects each year that would result in revenue growth of between 5.8% and 6.5% of the prior year's revenue. It was generally assumed that certain operating synergies would be achieved as a result of these new acquisitions. In addition, it was assumed that the Company would complete an equity investment in Brazil in 1998 (which investment was completed in July 1998).

  5. Capital expenditures, excluding the cost of acquisitions, were expected approximately to equal the prior year's depreciation plus an allowance for volume growth.

  6. It was assumed that there would be no change in the Company's dividend policy, and that debt financings would be obtained at rates generally similar to conditions existing at the time that the projections were prepared.

  7. The Company reports its results in pounds sterling. The effect of exchange rate changes can have a significant impact on both revenue and income. The projections assume that the movement of exchange rates would increase revenues by approximately 10% in 1999 compared to the 1998 projected revenue, and would be stable thereafter.

  8. Various scenarios were examined by the Company regarding potential savings which could be achieved; however, no synergies or savings as a result of the Proposal are included in the projections.

  9. The projections were produced on the assumption that the Company would be utilizing US generally accepted accounting principles.

 Cautionary Statement Concerning Forward-Looking Statements

  Certain matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include the information set forth above concerning the projected consolidated income statement data as to the years ending December, 31, 1998 through December 31, 2002. Such information has been included in this Transaction Statement for the limited purpose of giving the Company's stockholders access to financial projections by the Company's management that were made available to Old WMI. The information was based on assumptions concerning the Company's services and business prospects in the years 1998 through 2002. The information also was based on other revenue and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the consolidated income statement data as to the years ending December 31, 1998 through December 31, 2002 were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants or any similar UK body regarding projections and forecasts and are included in this Transaction Statement only because such information was made available to Old WMI. Neither the Company's nor Old WMI's independent accountants have examined or applied any agreed upon procedures to this information and, accordingly, assume no responsibility for this information.

 Certain Civil Proceedings

  In June 1998, an alleged holder of ADRs filed a putative class action complaint in the Circuit Court of Cook County, Chicago, Illinois, naming Old WMI, the Company and several directors of the Company as defendants. The complaint seeks to enjoin the completion of the Scheme or, in the alternative, rescission or compensatory damages in the event the Scheme is completed. Among other things, the complaint asserts that the completion of the Scheme will constitute a breach of defendants' fiduciary duties to the holders of ADRs and, if the Scheme is completed, the holders of ADRs will be denied a proper premium for their ADRs. WMI, on behalf of Old WMI, the Company and the named directors intend to contest this litigation vigorously.

  In July 1998, a putative class of alleged holders of Company Ordinary Shares filed a complaint in the Circuit Court of Cook County, Chicago, Illinois, naming Donald F. Flynn and Old WMI as defendants. The complaint seeks to enjoin the completion of the Scheme or, in the alternative, rescission or compensatory damages in the event the Scheme is completed. Among other things, the complaint asserts that the completion of the Scheme will constitute a breach of defendants' fiduciary duties to the shareholders of the Company (Mr. Flynn is a director of the Company, and Old WMI is its controlling shareholder) and that, if the Scheme is completed, the shareholders of the Company will be denied a proper premium for their Ordinary Shares. WMI, on behalf of Old WMI, and Mr. Flynn intend to contest this litigation vigorously.

 Incorporation of Certain Information by Reference

  This Transaction Statement incorporates by reference herein the following documents filed with the SEC pursuant to the Exchange Act:

   1. The section of the Joint Proxy Statement entitled "The Companies";

   2. The Company's Annual Report on Form 20-F filed with the SEC on March 30, 1998;

   3. The Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 27, 1998;

   4. The Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 6, 1998;

   5. The Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 21, 1998; and

   6.The Company's Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 31, 1998.

  All documents and reports subsequently filed by the Company pursuant to
Section 12(b) of the Exchange Act after the date of this Transaction Statement and prior to the date of the Effective Date shall be deemed to be incorporated by reference in this Transaction Statement and to be a part hereof from the date of filing of such documents of reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Transaction Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Transaction Statement.

  This Transaction Statement incorporates documents by reference which are not presented herein or delivered herewith. Such documents are on file with the SEC and may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549, upon payment of the prescribed fees. In addition, reports, proxy statements and other information filed electronically by WMI, Old WMI and USA Waste are available at the SEC's worldwide web site at http:\\www.sec.gov.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

     17(b)(1) Fairness opinion of KPMG Corporate Finance, a division of KPMG.
              (Reference is made to Schedule D of the Transaction Statement)
     17(b)(2) Fairness opinion of Merrill Lynch & Co., Inc. (Reference is made to Schedule E of the Transaction Statement)
     17(b)(3) Materials prepared for the Independent Directors of Waste
              Management International plc by KPMG Corporate Finance, a
              division of KPMG.*
     17(b)(4) Materials prepared for the Board of Directors of Waste
              Management, Inc. by Merrill Lynch & Co., Inc.*
     17(b)(5) Consent of Arthur Andersen.
     17(c)(1) Deposit Agreement dated as of April 1, 1992, among Citibank,
              N.A., as Depositary, the Company, and the holders from time to time of ADRs.
     17(c)(2) Notice to ADR holders from the Depositary dated as of [     ].
     17(d)(1) Scheme of Arrangement Document, dated [     ], 1998. (Reference
              is made to Schedule A of the Transaction Statement)

--------

*Previously filed.

                                 SIGNATURE

  After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                  August 31, 1998
                                          _____________________________________

                                                       (Date)

                                          Waste Management, Inc.

                                              /s/ Gregory T. Sangalis

                                          By: ____________________________

                                                      (Signature)

                                          Name: Gregory T. Sangalis

                                          Title: Senior Vice President

                                          Waste Management, Inc.

                                                  (Name and Title)

                                          Waste Management International plc

                                              /s/ Stephen P. Stanczak

                                          By: ____________________________

                                                      (Signature)

                                          Name: Stephen P. Stanczak

                                          Title: Vice President--Legal Affairs
                                              and Company Secretary

                                          Waste Management International plc

                                                  (Name and Title)

                                                                          DRAFT

                                  SCHEDULE A

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN FINANCIAL ADVICE IMMEDIATELY FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES ACT 1986.

If you have sold or otherwise transferred all of your Ordinary Shares, please send this document and the accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

-------------------------------------------------------------------------------

                             RECOMMENDED PROPOSAL

                                      FOR

                      WASTE MANAGEMENT INTERNATIONAL PLC

                           TO BECOME WHOLLY OWNED BY

                            WASTE MANAGEMENT, INC.

                         TO BE EFFECTED BY MEANS OF A

                             SCHEME OF ARRANGEMENT
                  UNDER SECTION 425 OF THE COMPANIES ACT 1985

-------------------------------------------------------------------------------

A letter of recommendation from Sir William Barlow on behalf of the Independent Directors appears on pages 7 to 10.

Notices of the Court Meeting and the Extraordinary General Meeting of the Company, which will be held at the offices of Slaughter and May, 4 Coleman Street, London EC2V 5DB, on 7 October 1998, are set out at the end of this document.

SHAREHOLDERS ARE ASKED TO COMPLETE THE ENCLOSED FORMS OF PROXY IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED THEREON AS SOON AS POSSIBLE, BUT IN ANY EVENT SO AS TO BE RECEIVED BY THE COMPANY'S REGISTRAR, COMPUTERSHARE SERVICES PLC, PO BOX 82, CAXTON HOUSE, REDCLIFFE WAY, BRISTOL, BS99 7YA, NOT LATER THAN 48 HOURS BEFORE THE RELEVANT MEETING. FORMS OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING WILL NOT BE VALID IF LODGED AFTER THIS TIME. IF FORMS OF PROXY FOR THE COURT MEETING ARE NOT LODGED BY THEN, THEY MAY BE HANDED TO THE CHAIRMAN OF THE COURT MEETING BEFORE THE START OF THE COURT MEETING. THE ACTION TO BE TAKEN BY SHAREHOLDERS IS DETAILED ON PAGES 3 AND 16 OF THIS DOCUMENT.

KPMG Corporate Finance is acting exclusively for the Company in connection with the Proposal. KPMG Corporate Finance is not acting for any other person (including any recipient of this document) and KPMG Corporate Finance will not be responsible to any person other than the Company for providing the protections afforded to clients of KPMG Corporate Finance or for providing advice in relation to the Proposal or in relation to the contents of this document or any transaction or arrangement referred to herein.

Merrill Lynch International, which is regulated in the UK by the Securities and Futures Authority Limited, is acting exclusively for WMI in connection with the Proposal. Merrill Lynch International is not acting for any other person (including any recipient of this document) and Merrill Lynch International will not be responsible to any person other than WMI for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the Proposal or in relation to the contents of this document or any transaction or arrangement referred to herein.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED WITHIN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                    CONTENTS

                                                                      PAGE
EXPECTED TIMETABLE OF PRINCIPAL EVENTS                                A- 3
ACTION TO BE TAKEN                                                    A- 3
DEFINITIONS                                                           A- 4
PART 1 LETTER FROM SIR WILLIAM BARLOW ON BEHALF OF THE INDEPENDENT
       DIRECTORS                                                      A- 7
PART 2 EXPLANATORY STATEMENT
    1.Introduction                                                    A-11
    2.Summary of the terms of the Scheme                              A-12
    3. Court Meeting and Extraordinary General Meeting                A-12
    4. Information for holders of ADRs                                A-13
    5. Financial effects of the Scheme on Scheme Shareholders         A-13
    6. Conditions and operation of the Scheme                         A-14
    7. Settlement and cancellation of listing                         A-14
    8. Management and employees                                       A-15
    9. Share Option Plans                                             A-15
    10. Taxation                                                      A-15
    11. Information on the Company                                    A-15
    12. Information on WMI and Old WMI                                A-16
    13. Directors' interests                                          A-16
    14. Action to be taken                                            A-16
    15. Further information                                           A-17
PART 3 INFORMATION ON THE COMPANY                                     A-18
PART 4 INFORMATION ON WMI                                             A-51
PART 5 TERMS AND CONDITIONS                                           A-61
PART 6 TAXATION INFORMATION FOR UK AND US HOLDERS OF ORDINARY SHARES
       OR ADRS                                                        A-63
PART 7  ADDITIONAL INFORMATION                                        A-65
SCHEME OF ARRANGEMENT                                                 A-75
NOTICE OF COURT MEETING                                               A-79
NOTICE OF EXTRAORDINARY GENERAL MEETING                               A-80

                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS

  Latest time for receipt
  of proxies for the:
      Court Meeting          10.00 am on 5 October 1998*
      Extraordinary General
       Meeting               10.30 am on 5 October 1998
  Court Meeting              10.00 am on 7 October 1998
  Extraordinary General
   Meeting                   10.30 am on 7 October 1998**
  Latest time for receipt
   of Dollar Election Form   5.30 pm on 2 November 1998
  Court hearing of petition
   to sanction the Scheme               2 November 1998
  Last day of dealings in
   Ordinary Shares                      2 November 1998
  Record Date of the Scheme             2 November 1998
  Effective Date of the
   Scheme                               3 November 1998

 * It is requested that forms of proxy for the Court Meeting be lodged at least 48 hours prior to the time appointed for the Court Meeting, although forms of proxy not so lodged may be handed to the Chairman of the Court Meeting at the Court Meeting. Forms of proxy for the Extraordinary General Meeting must be lodged at least 48 hours prior to the Extraordinary General Meeting.

 ** Or as soon thereafter as the Court Meeting shall have concluded or been adjourned.

 UNLESS OTHERWISE STATED ALL REFERENCES TO TIME IN THIS DOCUMENT REFER TO LONDON TIME.

                               DOCUMENTS ENCLOSED

 You will find enclosed with this document:

 -- a Transaction Statement in relation to the Proposal prepared for the purposes of the US Securities Exchange Act of 1934;
 -- a pink form of proxy for use at the Court Meeting;
 -- a blue form of proxy for use at the Extraordinary General Meeting; and -- a green Dollar Election Form.

                               ACTION TO BE TAKEN

 Whether or not you intend to be present at the Court Meeting or the Extraordinary General Meeting, it is important that you complete, sign and return the pink and blue forms of proxy as soon as possible, and in any event so as to arrive at the offices of Computershare Services PLC, PO Box 82, Caxton House, Redcliffe Way, Bristol BS99 7YA, not later than 10.00 am and 10.30 am, respectively, on 5 October 1998. If the pink form of proxy is not so lodged it may be handed to the Chairman of the Court Meeting at that meeting. The completion and return of the forms of proxy will not prevent you from attending either or both of the meetings and voting in person if you wish to do so.

 Shareholders wishing to elect for the Dollar Election in respect of their Scheme Shares should complete, sign and return the Dollar Election Form so as to arrive at the offices of Computershare Services PLC, PO Box 82, Caxton House, Redcliffe Way, Bristol BS99 7YA, not later than 5.30 pm on 2 November 1998. Shareholders who wish to receive payment in sterling should not complete the Dollar Election Form.

                                  DEFINITIONS

Unless the context requires otherwise, the following definitions apply throughout this document (except in the text of the Scheme and the notices of Meetings) and in the accompanying forms of proxy and Dollar Election Form:

"Act"                          the UK Companies Act 1985 (as amended)

"ADR" an American Depositary Receipt, issued by the Depositary, evidencing ADSs

"ADS" an American Depositary Share representing the right to receive two Ordinary Shares

"Code"                         The City Code on Takeovers and Mergers

"Company"                      Waste Management International plc

"Court"                        the High Court of Justice in England and Wales

"Court Meeting"
                               the meeting of Scheme Shareholders convened by order of the Court to consider the Scheme, notice of which meeting is set out on page 79 of this document

"CREST" a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the CREST Regulations)

"CREST Regulations"            the UK Uncertificated Securities Regulations
                               1995 (SI 1995 No. 3272)

"Depositary"                   Citibank, N.A. of 111 Wall Street, 20th Floor,
                               Zone 7, New York, New York 10043, USA, as depositary in respect of the ADRs

"Directors"                    the directors of the Company

"Dollar Election"              the election under which Scheme Shareholders
                               may elect to receive all, but not part, of their cash entitlement under the Scheme in US dollars, details of which are set out in paragraph 2 of the Explanatory Statement

"Dollar Election Form"         the form of election accompanying this document
                               for use in connection with the Dollar Election

"Dollar Exchange Rate"         the mid-point spot rate for conversion of
                               pounds sterling into US dollars at 4.00 pm on the Effective Date derived from the WM Reuters page showing such rate

"Effective Date"               the date on which the Scheme becomes effective
                               in accordance with its terms

"Explanatory Statement"        the explanatory statement prepared in
                               accordance with section 426 of the Act set out on pages 11 to 17 of this document

"Extraordinary General
Meeting"
                               the extraordinary general meeting of the Company, notice of which is set out on pages 80 and 81 of this document

"Group"                        the Company and its subsidiaries

"Hearing Date"                 the date of the hearing by the Court of the
                               petition to sanction the Scheme

"Independent Directors"        Sir William Barlow (Chairman), Mr Jan Ekman, Mr
                               Giorgio Porta and Dr Manfred Scholz, being the
                               Directors who are independent of the WMI Group
                               (excluding the Group)

"London Stock Exchange"        London Stock Exchange Limited

"Meetings"                     the Court Meeting and the Extraordinary General
                               Meeting

"Merger" the merger of Old WMI with a wholly owned subsidiary of WMI, which was completed on 16 July 1998

"Merrill Lynch"                Merrill Lynch International

"NYSE"                         New York Stock Exchange

"Old WMI"                      the company formerly known as Waste Management,
                               Inc. and
                               now called Waste Management Holdings, Inc., a wholly owned subsidiary of WMI

"Optionholders"                holders of options to subscribe for Ordinary
                               Shares under the Share Option Plans

"Ordinary Shares"              ordinary shares of 10p each in the capital of
                               the Company

"Panel"                        the UK Panel on Takeovers and Mergers

"Proposal"                     the proposal set out in this document for the
                               Company to become wholly owned by WMI

"Record Date"                  the business day immediately preceding the
                               Effective Date

"Scheme" or "Scheme of         the scheme of arrangement under section 425 of
 Arrangement"                  the Act set out on pages 75 to 78 of this
                               document, together with any modification, addition or condition approved or imposed by the Court

"Scheme Shareholders"          holders of the Scheme Shares

"Scheme Shares"                the Ordinary Shares in issue at the date of
                               this document, other than WMI Group Shares, together with:

                               (i) any additional Ordinary Shares which may be issued after the date of this document but before 5.30 pm on the business day immediately before the Court Meeting; and

                               (ii) any further Ordinary Shares which may be issued after the period referred to in paragraph (i) above but before 5.30 pm on the business day immediately before the Hearing Date and on terms that they are bound by the Scheme

"Shareholders"                 holders of Ordinary Shares

"Share Option Plans"           means the Waste Management International plc
                               Share Option Plan for Independent Directors and the Waste Management International plc Share
                               Option Plan

"Transaction Statement"
                               the Schedule 13e-3 transaction statement filed with the US Securities and Exchange Commission in respect of the Scheme, a copy of which has been posted to Scheme Shareholders together with this document

"Wessex"                       Wessex Water Plc

"WMI"                          Waste Management, Inc. (formerly USA Waste
                               Services, Inc.)

"WMI Group"                    WMI and its subsidiaries

"WMI Group Shares"             those issued Ordinary Shares in which any
                               member of the WMI Group is beneficially
                               interested as at the date of this document

"WMII" Waste Management International, Inc., a wholly owned subsidiary of WMI

                                    PART 1


  LOGO                 WASTE MANAGEMENT INTERNATIONAL PLC
                       Registered in England No. 2669336

DIRECTORS:             REGISTERED OFFICE:
EG Falkman (Chairman)  3 Shortlands
BGA Gabrielson         Hammersmith International Centre
PB Dessing             London
DF Flynn               W6 8RX
JM Holsten
RS Miller
Sir William Barlow*     .  September 1998

J Ekman*
G Porta*
Dr M Scholz*
(* Independent Directors)

To Shareholders and, for information only, to ADR holders and Optionholders

Dear Shareholder,

                RECOMMENDED PROPOSAL FOR THE COMPANY TO BECOME
                              WHOLLY OWNED BY WMI

1.INTRODUCTION

As announced on 29 June 1998, it is proposed that the Company should become wholly owned by WMI. It is intended that the Proposal should be effected by means of a Scheme of Arrangement under section 425 of the Act, further details of which are set out in the Explanatory Statement which follows this letter.

Before the Proposal can be implemented it must be approved at the Court Meeting and at the Extraordinary General Meeting of the Company, both convened for 7 October 1998.

I am now writing to you to explain the background to, and the terms of, the Proposal and the financial effects of the Scheme for Scheme Shareholders. Mr Jan Ekman, Mr Giorgio Porta, Dr Manfred Scholz and I, as the Independent Directors, have considered and now recommend the Proposal to you. In reaching our conclusions, the Independent Directors have received financial advice from KPMG Corporate Finance, the substance of which is set out in paragraph 8 of this letter. The remaining Directors are connected with WMI and are therefore not Independent Directors. Accordingly, they did not participate in considering whether or not to recommend the Proposal and have not joined in the recommendation given in this letter by the Independent Directors.

2. SUMMARY OF THE TERMS OF THE SCHEME

Under the Proposal, if the Scheme becomes effective, Scheme Shareholders will receive:

  FOR EACH SCHEME SHARE                                  345P IN CASH

The Proposal values the entire existing issued share capital of the Company at approximately (Pounds)1,295 million and the existing Scheme Shares at approximately (Pounds)260 million.

This represents a premium of approximately 39 per cent. to the closing middle market price of 247.5p per Ordinary Share on the London Stock Exchange on 26 June 1998, the last business day before the announcement of the Proposal.

Under the Dollar Election, Scheme Shareholders may elect to receive all (but not some only) of their cash entitlement under the Scheme in US dollars on the following basis:

  FOR EACH SCHEME SHARE                   THE US DOLLAR EQUIVALENT OF 345P
                                          CALCULATED USING THE DOLLAR
                                          EXCHANGE RATE

Elections for the Dollar Election will be irrevocable once made.

3. BACKGROUND TO AND REASONS FOR THE PROPOSAL

(a)Background to the Proposal

The Company was established in 1991 as a wholly owned subsidiary of Old WMI to assume substantially all of the waste management operations of Old WMI located outside North America. In April 1992, 20 per cent. of the issued share capital of the Company was offered for sale to the public in the form of Ordinary Shares and ADSs. The Ordinary Shares were admitted to the Official List of the London Stock Exchange and the ADSs were quoted on the NYSE. The purpose of the offering was to increase access to equity markets, raise the profile and status of the Company and enhance the potential to expand the business by utilising Ordinary Shares as consideration for the acquisition of additional businesses.

Notwithstanding this offering, the Company remained under the control of Old WMI which, through its subsidiaries, continued to own approximately 80 per cent. of the issued Ordinary Shares and continued to influence the Company's strategic direction. Since the offering in 1992, the Company has not used Ordinary Shares to acquire additional businesses.

Following the offering in 1992, the closing middle market price of the Ordinary Shares on the London Stock Exchange reached a peak of 790p on 16 November 1992. This compares to the average closing middle market price of the Ordinary Shares on the London Stock Exchange over the twelve months preceding the date of the announcement of the Proposal of 227p per share. The last date on which the price of the Ordinary Shares on the London Stock Exchange was equal to or greater than the amount available to Scheme Shareholders under the Scheme of 345p per Scheme Share was 19 July 1996.

(b)Reasons for the Proposal

On 10 March 1998, Old WMI announced that it had agreed to merge with a wholly owned subsidiary of WMI (then known as USA Waste Services, Inc.). The Merger was completed on 16 July 1998. Following the announcement of the Merger, an approach was made by Old WMI to the Independent Directors with a view to obtaining their recommendation for a transaction whereby the Company would become wholly owned by WMI. Negotiations between Old WMI and the Independent Directors on the terms of such a transaction resulted in the terms of the Proposal being agreed and the Independent Directors agreeing to recommend the Proposal to the Scheme Shareholders.

The approach by the directors of Old WMI to the Independent Directors followed a period of deliberation by the board of the Company in which the Group's growth potential and the possibility for increasing shareholder value through a variety of mechanisms were assessed. This assessment also included consideration of the difficult trading and operational conditions being experienced within certain of the Group's businesses and the short term lack of suitable investment and acquisition opportunities. The results of this process have led the board of the Company to conclude that there is limited prospect of an improvement in the financial performance of the Group occurring in the short term such as would result in a significant upward revaluation of the Company's share price. Acting on behalf of the Independent Directors, KPMG Corporate Finance has reviewed the Group's historical results, strategic plans and current operations. The Independent Directors believe the analysis conducted by KPMG Corporate Finance has confirmed the conclusions of the board of the Company.

In reaching the decision to recommend the Proposal, the Independent Directors also took into account a number of other factors. In particular, the Independent Directors acknowledged the intention of each of Old WMI and WMI to retain its controlling interest in the Company. This intention necessarily precluded any investigation into the possibility of selling the Company to a third party. In addition, the Independent Directors concluded that it was unlikely that access to the equity markets would be required to fund growth in the foreseeable future, as the Company was likely to have sufficient credit facilities available to it both from its parent companies and from the financial markets and that debt finance was likely to be the preferred means of financing the Group's anticipated needs. Furthermore, in the anticipated absence of future equity offerings and issues of Ordinary Shares for the purpose of acquiring additional businesses, it is not clear that the significant expenses which result from the Company's listed status continue to be justified. The Independent Directors also concluded that none of the mechanisms considered which may have increased shareholder value were sufficiently certain or adequate to offer greater attraction than the Proposal.

The Independent Directors also considered the financial effects of the Proposal on capital value and income for Scheme Shareholders, details of which are set out on pages 13 and 14 of this document.

In light of the above, the Independent Directors considered that it was appropriate for the Scheme Shareholders to be given the opportunity to realise their investment in the Company on terms which the Independent Directors considered fair and reasonable so far as the Scheme Shareholders are concerned.

The Proposal is expected to simplify WMI's corporate organisational and management structure and facilitate the integration of the Company into the new management structure of WMI. It is also anticipated that the proposed transaction will enhance the operating flexibility of the WMI Group, reduce the WMI Group's expenses and simplify WMI Group management decisions.

4.EMPLOYEES

WMI has confirmed that, following implementation of the Scheme, the existing rights, including pension rights, of employees of the Company will be fully safeguarded. Your attention is drawn to paragraph 8 of the Explanatory Statement which follows this letter.

5. TAXATION

Taxation information for United Kingdom and United States Shareholders or ADR holders is summarised in Part 6 of this document. These summaries are intended only as a general guide to current law and practice. ANYONE WHO IS IN ANY DOUBT AS TO HIS TAX POSITION, OR WHO IS SUBJECT TO TAX IN ANY JURISDICTION OTHER THAN THE UNITED KINGDOM OR THE UNITED STATES, SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER.

6. IMPLEMENTATION OF THE SCHEME

Implementation of the Scheme will require, inter alia, the approval of Scheme Shareholders at the Court Meeting which has been convened by order of the Court (at which the approval of a majority in number of those voting representing 75 per cent. in value of the Scheme Shares voted, either in person or by proxy, will be required) and the passing of a special resolution by Shareholders at the Extraordinary General Meeting. Holders of WMI Group Shares are not entitled to vote at the Court Meeting, but are entitled to and will vote at the Extraordinary General Meeting. Further details of the special resolution to be considered at the Extraordinary General Meeting are given in paragraph 3 of the Explanatory Statement which follows this letter.

If the Scheme becomes effective, it will be binding on all Scheme
Shareholders, including the Depositary, regardless of whether they attended or voted at the Meetings.

Details of the conditions of the Scheme are set out in paragraph 6 of the Explanatory Statement which follows this letter.

7. SHARE OPTION PLANS

Optionholders should refer to the separate letter sent to them by the Company.

8. CONCLUSION

The Independent Directors, who have been so advised by KPMG Corporate Finance, consider that the terms of the Proposal are fair and reasonable so far as the Scheme Shareholders are concerned. In providing financial advice in relation to the terms of the Scheme, KPMG Corporate Finance has taken into account the Independent Directors' commercial assessments of the Proposal.

9. RECOMMENDATION

The Independent Directors unanimously recommend that Scheme Shareholders approve the Scheme and vote in favour of the resolutions necessary to implement it.

The Independent Directors intend to vote their own beneficial holdings to approve the Scheme at the Court Meeting and in favour of the special resolution to be proposed at the Extraordinary General Meeting.

The holders of the WMI Group Shares (which currently represent approximately 80 per cent. of the issued Ordinary Shares) have confirmed that they intend to vote in favour of the special resolution to be proposed at the Extraordinary General Meeting. Accordingly, should the holders of the WMI Group Shares so vote, that resolution will be passed.

Yours faithfully,

Sir William Barlow
Chairman of the Independent Directors

                                    PART 2

                             EXPLANATORY STATEMENT
LOGO      (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)

                                                                           LOGO


    MERRILL LYNCH INTERNATIONAL ROPEMAKER PLACE 25 ROPEMAKER STREET LONDON EC2Y
                                                                            9LY
KPMG CORPORATE FINANCE
8 SALISBURY SQUARE LONDON EC4Y 8BB

                                                              .  SEPTEMBER 1998

To Shareholders and, for information only, to ADR holders and Optionholders

Dear Shareholder,

      RECOMMENDED PROPOSAL FOR THE COMPANY TO BECOME WHOLLY OWNED BY WMI

1. INTRODUCTION

As announced on 29 June 1998, it is proposed that the Company should become wholly owned by WMI. The Proposal is to be effected by means of a Scheme of Arrangement between the Company and Scheme Shareholders under section 425 of the Act. At present, members of the WMI Group own in aggregate approximately 80 per cent. of the issued Ordinary Shares. The purpose of the Scheme is to provide for the Company to become wholly owned by members of the WMI Group, to be achieved by the cancellation of the Scheme Shares and for the reserve arising from such cancellation to be applied in paying up in full new shares in the Company with an aggregate nominal value equal to that of the cancelled Scheme Shares and issuing such new shares to WMII or as it may direct.

In proposing the Scheme, the Independent Directors have been advised by KPMG Corporate Finance and WMI has been advised by Merrill Lynch. We have been authorised by the boards of the Company and WMI, respectively, to write to you on their behalf to explain the Proposal and the provisions and effects of the Scheme. KPMG Corporate Finance and Merrill Lynch are acting only for the Company and WMI, respectively, in connection with the Proposal and neither KPMG Corporate Finance nor Merrill Lynch will treat any other person receiving or relying on this document as being, by virtue thereof, its client.

YOUR ATTENTION IS DRAWN TO THE LETTER FROM SIR WILLIAM BARLOW SET OUT IN PART 1 OF THIS DOCUMENT (WHICH FORMS PART OF THIS EXPLANATORY STATEMENT) SUMMARISING THE PROPOSAL, EXPLAINING THE BACKGROUND TO AND REASONS FOR THE PROPOSAL AND RECOMMENDING THAT SCHEME SHAREHOLDERS VOTE IN FAVOUR OF THE SCHEME AT THE FORTHCOMING MEETINGS.

2.SUMMARY OF THE TERMS OF THE SCHEME

Basic Proposal

Under the Proposal, if the Scheme becomes effective, Scheme Shareholders will receive:

  FOR EACH SCHEME SHARE                                  345P IN CASH

The Proposal values the entire existing issued share capital of the Company at approximately (Pounds)1,295 million and the existing Scheme Shares at approximately (Pounds)260 million.

At the close of business on 26 June 1998 (the date before the announcement of the Proposal), the middle market price on the London Stock Exchange of an Ordinary Share was 247.5p.

Dollar Election

Scheme Shareholders may also elect to receive all (but not some only) of their cash entitlement under the Scheme in US dollars on the following basis:

  FOR EACH SCHEME SHARE        THE US DOLLAR EQUIVALENT OF 345P CALCULATED
                               USING THE DOLLAR EXCHANGE RATE

Elections for the Dollar Election will be irrevocable once made.

A Dollar Election shall be valid in respect of all the Scheme Shares registered as at 5.30 pm on the Record Date in the name of the Scheme Shareholder who made the election. Accordingly, if a Scheme Shareholder who has made a Dollar Election subsequently transfers some or all of his Scheme Shares and the transfer is registered before that time, the transferee shall receive payment in sterling in respect of such Scheme Shares unless such transferee makes or has made a valid Dollar Election.

The aggregate US dollar amount due under the Scheme to a Scheme Shareholder who has made a Dollar Election shall be rounded down to the nearest whole cent.

3. COURT MEETING AND EXTRAORDINARY GENERAL MEETING

Court Meeting

The Scheme requires approval by Scheme Shareholders at the Court Meeting and the subsequent sanction of the Court.

You will find set out on page 79 of this document a notice of the Court Meeting, which has been convened by order of the Court for the purpose of considering and, if thought fit, approving the Scheme (with or without modification). The Court Meeting will be held at the offices of Slaughter and May, 4 Coleman Street, London EC2V 5DB, at 10.00 am on 7 October 1998.

At the Court Meeting, voting will be on a poll whereby Scheme Shareholders, voting in person or by proxy, will be entitled to one vote for each Scheme Share held. The resolution will be passed if a majority in number of the Scheme Shareholders, present and voting either in person or by proxy, representing 75 per cent. in value of the Scheme Shares voted, vote in favour of the Scheme.

IN ORDER THAT THE COURT CAN BE SATISFIED THAT VOTES CAST CONSTITUTE A FAIR REPRESENTATION OF THE VIEWS OF THE HOLDERS OF THE SCHEME SHARES, IT IS IMPORTANT THAT AS MANY VOTES AS POSSIBLE ARE CAST AT THE COURT MEETING. YOU ARE THEREFORE URGED TO COMPLETE AND RETURN AS SOON AS POSSIBLE, AND IN ANY EVENT BY NOT LATER THAN 10.00 AM ON 5 OCTOBER 1998, THE PINK FORM OF PROXY IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED THEREON, WHETHER OR NOT YOU INTEND TO ATTEND AND VOTE IN PERSON AT THE COURT MEETING. RETURNING THE FORM OF PROXY WILL NOT PRECLUDE YOU FROM ATTENDING AND VOTING IN PERSON AT THE COURT MEETING SHOULD YOU WISH TO DO SO. THE PINK FORM OF PROXY MAY ALSO BE HANDED TO THE CHAIRMAN OF THE COURT MEETING AT THAT MEETING.

UPON THE SCHEME BECOMING EFFECTIVE, IT WILL BE BINDING ON ALL HOLDERS OF SCHEME SHARES, IRRESPECTIVE OF WHETHER THEY ATTENDED OR VOTED AT THE COURT MEETING.

Holders of the WMI Group Shares are not entitled to vote at the Court Meeting, but will undertake to the Court to consent to the Scheme and to be bound by its terms.

Extraordinary General Meeting

The Scheme involves the cancellation of the Scheme Shares by way of a reduction of the share capital of the Company. Accordingly, the Scheme also requires the approval of Shareholders at the Extraordinary General Meeting. You will find on pages 80 and 81 of this document a notice of the Extraordinary General Meeting convened for the purpose of considering and, if thought fit, passing a special resolution to give effect to the Scheme. The special resolution also includes provisions amending the Articles of Association of the Company to ensure that any Ordinary Shares issued to any person before 5.30 pm on the business day immediately before the Hearing Date shall be subject to the Scheme and any Ordinary Shares allotted or issued after 5.30 pm on the business day immediately before the Hearing Date will not be subject to the Scheme but will be transferred to WMII on the basis set out in the notice of Extraordinary General Meeting. This latter provision will ensure that the WMI Group owns or controls all the Ordinary Shares in the Company if the Scheme becomes effective.

The Extraordinary General Meeting has been convened for 10.30 am (or as soon thereafter as the preceding Court Meeting has been concluded or adjourned) on 7 October 1998 at the same location as the Court Meeting. At the Extraordinary General Meeting it is necessary for the special resolution to be approved by a majority of not less than 75 per cent. of votes cast. All Shareholders are entitled to attend the Extraordinary General Meeting and vote on this resolution and the holders of the WMI Group Shares (representing approximately 80 per cent. of the issued Ordinary Shares) have confirmed that they intend to vote in favour of the resolution. Accordingly, should the holders of the WMI Group Shares so vote, the special resolution will be passed. Voting will be on a show of hands, unless a poll is demanded, in which case those present in person or by proxy will be entitled to one vote for each Ordinary Share held.

YOU ARE URGED TO COMPLETE AND RETURN THE BLUE FORM OF PROXY IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED THEREON AS SOON AS POSSIBLE, AND IN ANY EVENT BY
10.30 AM ON 5 OCTOBER 1998. RETURNING THE BLUE FORM OF PROXY WILL NOT PRECLUDE YOU FROM ATTENDING OR VOTING IN PERSON AT THE EXTRAORDINARY GENERAL MEETING SHOULD YOU WISH TO DO SO.

4. INFORMATION FOR HOLDERS OF ADRS

Holders of ADRs will not be entitled to attend the Court Meeting or the Extraordinary General Meeting (although the Depositary will be so entitled and will vote in accordance with valid instructions that may be received from holders of ADRs). Holders of ADRs who wish to attend the Court Meeting or the Extraordinary General Meeting should take steps to present their ADRs for cancellation to the Depositary, so that they become registered holders of Ordinary Shares prior to 5.30 pm on 5 October 1998, the day two days before the Meetings. The Meetings will take place on 7 October 1998.

Holders of ADRs wishing to give voting instructions to the Depositary should refer to the Transaction Statement for such information.

5. FINANCIAL EFFECTS OF THE SCHEME ON SCHEME SHAREHOLDERS

The following table shows, for illustrative purposes only and on the bases and assumptions set out in the notes below, the financial effects of the Proposal on capital value and income for a holder of 100 Scheme Shares if the Scheme becomes effective.

(a)Capital value
  Cash consideration                                  (Pounds)345.00
  Market value of 100 Ordinary Shares on 26 June 1998 (Pounds)247.50*
  Increase in capital value                                      39%**

(b)Income

  The Company has never paid a dividend to its shareholders. The future income of the Scheme Shareholders, if the Scheme becomes effective, will depend on how they reinvest the cash proceeds.

--------
* The market value is based on the closing middle market quotation of 247.5p per Ordinary Share as derived from the London Stock Exchange Daily Official List for 26 June 1998, the last business day prior to the announcement of the Proposal.

** No account has been taken of any liability to taxation.

6. CONDITIONS AND OPERATION OF THE SCHEME

Implementation of the Scheme is subject to, and conditional upon, inter alia:

(a) approval of the Scheme by a majority in number of the Scheme Shareholders, present and voting either in person or by proxy, representing 75 per cent. in value of the Scheme Shares voted at the Court Meeting or at any adjournment thereof;

(b) the special resolution set out on pages 80 to 81 of this document being passed at the Extraordinary General Meeting or at any adjournment thereof; and

(c) the Scheme being sanctioned by the Court, with or without modification as provided for in the Scheme, and an office copy of the order of the Court being delivered for registration to the Registrar of Companies in England and Wales (and registered by him in relation to the reduction of capital) not later than 31 December 1998, or such later date as the Company and WMII may agree and the Court may allow.

Further details of the terms and conditions of the Scheme are set out in Part 5 of this document.

If the Scheme does not become effective on or before 31 December 1998, or such later date as the Company and WMII may agree and the Court may allow, it will lapse.

The purpose of the Scheme is to provide for the Company to become a wholly owned subsidiary of the WMI Group, to be achieved by the cancellation of the Scheme Shares and for the reserve arising from such cancellation to be applied in paying up in full new shares in the Company with an aggregate nominal value equal to that of the cancelled Scheme Shares and issuing such new shares to WMII or as it may direct.

7. SETTLEMENT AND CANCELLATION OF LISTING

Subject to the Scheme becoming effective, settlement of the consideration to which any Scheme Shareholder is entitled under the Scheme will be effected in the following manner:

(a) Scheme Shares in certificated form

  Cheques in respect of the cash receivable under the Scheme will be posted to Scheme Shareholders who hold their Scheme Shares in certificated form (i.e. not in CREST) by no later than 14 days after the Effective Date.

(b) Scheme Shares in uncertificated form (i.e. in CREST)

  Subject to (c) below, where Scheme Shares are held in uncertificated form (i.e. in CREST), the cash receivable under the Scheme will be paid to Scheme Shareholders through CREST by no later than 14 days after the Effective Date. However, WMII may (if, for any reason, it wishes to do so) determine that all or part of such cash will be paid instead by cheque despatched by post no later than 14 days after the Effective Date.

(c) Dollar Election

  Cheques in respect of the US dollar amount receivable under the Scheme will be posted to Scheme Shareholders who have made a Dollar Election by no later than 14 days after the Effective Date.

(d) ADR Holders

  ADR Holders should refer to the Transaction Statement for details of settlement.

(e) General

  All documents and remittances sent by or to Scheme Shareholders, or as such persons shall direct, will be sent at their own risk and may be sent by post.

  Entitlements under the Scheme will be determined by reference to holdings of Scheme Shares at 5.30 pm on the Record Date.

  The London Stock Exchange will be requested to cancel the listing of Ordinary Shares with effect from the close of business on the Effective Date. Upon the Scheme becoming effective, certificates for Scheme Shares will cease to be of value and should, if so requested by the Company, be sent to the Company for cancellation. The Company proposes that the Record Date will be the last date for dealings in Ordinary Shares on the London Stock Exchange.

8. MANAGEMENT AND EMPLOYEES

Following implementation of the Proposal it is the intention of the Independent Directors to resign from the board of the Company. WMI has confirmed that, following implementation of the Proposal, the existing rights, including pension rights, of employees of the Company will be fully safeguarded.

9. SHARE OPTION PLANS

Optionholders should refer to the separate letter sent to them by the Company.

10. TAXATION

Taxation information for United Kingdom and United States Shareholders or ADR holders is summarised in Part 6 of this document. These summaries are intended only as a general guide to current law and practice. ANYONE WHO IS IN ANY DOUBT AS TO HIS TAX POSITION, OR WHO IS SUBJECT TO TAX IN ANY JURISDICTION OTHER THAN THE UNITED KINGDOM OR THE UNITED STATES, SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER.

11. INFORMATION ON THE COMPANY

The Company, acting through the members of the Group, is a leading international provider of waste management services and conducts substantially all of the waste management operations of WMI located outside North America. The Company provides a wide range of solid and hazardous waste management services, including the collection, transportation, storage, treatment, recycling and disposal of waste. It develops and operates water and wastewater treatment facilities and it performs certain related environmental services. Such services are integrated to varying degrees in different markets depending on facilities, regulatory limitations, and the stage of market penetration. The Company currently operates in 18 countries.

The Company's consolidated net sales and profit after tax and minority interests for the year ended 31 December 1997 were (Pounds)1.1 billion and (Pounds)21.3 million, respectively.

Further information relating to the Company is set out in Part 3 of this document. In addition, the Transaction Statement (which is required in order to comply with regulatory requirements in the United States) contains certain additional information including additional financial information about the Company, WMI and Old WMI. Any projections included in such financial information are not intended to constitute a profit forecast by the Company, its Directors or by anyone else and Scheme Shareholders should not rely on any such projections in making any decisions concerning the Scheme.

12. INFORMATION ON WMI AND OLD WMI

  WMI, together with its subsidiaries, including Old WMI, is a leading international provider of waste management services. WMI is the largest waste management services company in North America and has an extensive network of landfills, collection operations and transfer stations throughout North America. Through Wheelabrator Technologies Inc., WMI is a leading developer of facilities for, and provider of services to, the trash-to-energy and waste-fuel powered independent power markets. The Company is a leading international provider of waste management services and conducts substantially all of the waste management operations of WMI located outside of North America.

  On March 10, 1998, Old WMI entered into a merger agreement with USA Waste Services, Inc. which provided, subject to the satisfaction of the conditions contained therein, that a wholly-owned subsidiary of USA Waste Services, Inc. would be merged with and into Old WMI. On July 16, 1998, the Merger was consummated.

Further information relating to WMI is set out in Part 4 of this document.

13. DIRECTORS' INTERESTS

The interests (for the purposes of Part X of the Act) of the Directors in the Ordinary Shares are set out in paragraph 4 of Part 7 of this document. The effect of the Scheme on the interests of the Directors does not differ from its effect on the like interests of any other Scheme Shareholder. Certain of the Directors have options granted under the Share Option Plans which will become exercisable as a result of the Proposal.

14. ACTION TO BE TAKEN

You will find enclosed with this document:

-- a pink form of proxy for use at the Court Meeting;

--a blue form of proxy for use at the Extraordinary General Meeting; and

--a green Dollar Election Form.

Whether or not you intend to be present at the Court Meeting or the Extraordinary General Meeting, it is important that you complete, sign and return the pink and blue forms of proxy as soon as possible, and in any event, so as to arrive at the offices of Computershare Services PLC, PO Box 82, Caxton House, Redcliffe Way, Bristol BS99 7YA, not later than 10.00 am and
10.30 am, respectively, on 5 October 1998. If the pink form of proxy is not so lodged it may be handed to the Chairman of the Court Meeting at that meeting. The completion and return of the forms of proxy will not prevent you from attending either or both of the meetings and voting in person if you wish to do so.

Scheme Shareholders wishing to elect for the Dollar Election in respect of their Scheme Shares should also complete, sign and return the Dollar Election Form so as to arrive at the offices of Computershare Services PLC, PO Box 82, Caxton House, Redcliffe Way, Bristol BS99 7YA, not later than 5.30 pm on 2 November 1998.

Shareholders who wish to receive payment in sterling should not complete the Dollar Election Form.

15. FURTHER INFORMATION

Your attention is also drawn to Parts 3 to 7 of this document which contain additional information.

                                Yours faithfully

for KPMG Corporate Finance      for and on behalf of Merrill Lynch International

Stephen Barrett                                                   Laurent Haziza

Partner                                                                Director,
                                                              Investment Banking

                                    PART 3

                          INFORMATION ON THE COMPANY

1. INTERIM ANNOUNCEMENT OF THE GROUP FOR THE SIX MONTHS ENDED 30 JUNE 1998

Following are the Group's interim results for the six months to 30 June 1998, including the full text of the announcement dated 22 July 1998 made by the
Company:

London 22 July 1998 -- 3.00 pm

WASTE MANAGEMENT INTERNATIONAL PLC ANNOUNCES SECOND QUARTER RESULTS FOR 1998

 . Turnover for the second quarter was (Pounds)227.2 million compared with (Pounds)282.2 million in the same period in 1997

 . Operating profits as a percentage of turnover were 10.1% compared with 13.3% in the second quarter of 1997

 .  Profits before tax were (Pounds)29.8 million compared with (Pounds)35.2 million for the same period in 1997

 .  Cash flow for the quarter was (Pounds)13.7 million

 .  Results include a non-operating gain of (Pounds)6.5 million before tax

 . The Company and its South American partner to acquire 80% of Brazil's leading solid waste company for US$88 million

 .  Earnings per share were 5.5p compared to 5.2p in 1997

FIRST SIX MONTHS

Turnover for the first six months was (Pounds)450.6 million compared to (Pounds)560.1 million in the same period in 1997. Operating profits as a percentage of turnover were 9.9% compared to 13.4% in 1997. Profits before taxation, including non-operating gains totalling (Pounds)22.6 million, were (Pounds)67.2 million compared with (Pounds)69.1 million in 1997. Earnings per share for the first half were 8.5p compared with 9.7p in 1997.

CHIEF EXECUTIVE'S STATEMENT FROM BO GABRIELSON

In our first quarter announcement, we expressed our intention to increase acquisition and project development activities in order to leverage the Company's strong balance sheet. Since then, we have completed three tuck-in acquisitions which will strengthen our operations in Australia, New Zealand and Denmark, and we have agreed together with our South American partner to acquire an 80% stake in Brazil's leading solid waste company. This acquisition will serve as our platform for growth in the most dynamic economy in South America.

Overall, we were satisfied with the performance of most of our operations during the quarter, although the problems that have impacted our Italian business persist. Difficult trading conditions and delays in permitting new landfill capacity continue to impact our performance in Italy. We have appointed a new country manager and are continuing our efforts to obtain additional disposal space.

The reduction in turnover from the second quarter last year was largely due to the termination of services in Buenos Aires, the 1997 sale of our businesses in France and Spain and the sale in January 1998 of our German waste-to-energy facility. Lower volumes in Italy and the effect of currency translations on non-sterling revenues also contributed to the reduction in turnover. Cash flow for the year to date was (Pounds)84.4 million.

On 30 June, the Company announced it had agreed the terms of a proposal to become an indirect wholly owned subsidiary of its majority shareholder, Waste Management, Inc. Under the proposal, holders of the approximately 20% outstanding ordinary shares of Waste Management International not currently owned by Waste Management subsidiaries will receive 345p in cash for each ordinary share held. On the announcement date, the proposal valued each Waste Management International ADR (each representing two Waste Management International ordinary shares) at approximately $11.50. The US dollar value of the proposal will fluctuate with the sterling-dollar exchange rate.

On 16 July, our US parent merged with USA Waste Services, Inc. The new combined company is called Waste Management, Inc. Following completion of the merger, the Company received notice from Wessex Water Plc, its UK joint venture partner, that the merger constituted an "Event of Default" under the joint venture agreement. As previously disclosed, the change in control of the Company's former parent company may constitute an "Event of Default" under the agreement, thereby giving Wessex the right to require the Company to sell its 51% interest in Wessex Waste Management for its fair value. Wessex's notice does not indicate an intention to exercise this right and Wessex has publicly stated that it has not decided whether to exercise such right. Neither the consummation of the merger nor the exercise by Wessex of its "call" right would affect the pending proposal to acquire the publicly-traded shares of Waste Management International.

The Company and its South American partner, Sideco Americana, agreed to acquire an 80% interest in Enterpa Ambiential SA (EASA), the largest solid waste company in Brazil. Waste Management International will obtain a 32% stake in EASA for a cost of US$35.2 million in cash and notes. Together, the Company and Sideco have the right after three years to acquire the remaining 20% of EASA. This acquisition will provide us with the vehicle to take advantage of Brazil's high rate of urbanisation and the country's rapid drive towards privatisation of public services.

BO GABRIELSON, CHIEF EXECUTIVE -- 22 JULY 1998

Waste Management International plc is a leading provider of comprehensive solid and hazardous waste management services, including collection, transportation, storage, treatment, recycling, incineration, disposal, waste-to-energy facilities and water and wastewater treatment.

The Company currently operates in eight European countries -- Austria, Denmark, Finland, Germany, Italy, the Netherlands, Sweden, and the United Kingdom -- as well as Argentina, Australia, Brazil, Brunei, China (including the Hong Kong SAR), Indonesia, Israel, Malaysia, New Zealand and Thailand.

                      WASTE MANAGEMENT INTERNATIONAL PLC
                        GROUP PROFIT AND LOSS ACCOUNTS
                                  (UNAUDITED)

                          For the three months ended          For the six months ended
                                    30 June                            30 June
                          -------------------------------     -----------------------------
                              1998              1997              1998             1997
                          -------------     -------------     ------------     ------------
                           (Pounds)000       (Pounds)000      (Pounds)000      (Pounds)000
                          -------------     -------------     ------------     ------------
Turnover                          227,224           282,193          450,603          560,114
                              -------------     -------------     ------------     ------------
 Operating expenses               176,405           213,287          349,480          422,411
 Selling and administra-
  tive expenses                    27,913            31,332           56,627           62,851
                              -------------     -------------     ------------     ------------
Operating profit                   22,906            37,574           44,496           74,852
 Interest income                    1,064             2,136            2,040            5,808
 Interest expense                  (1,975)           (4,976)          (4,112)         (12,091)
 Other income (expense),
  net                               7,811               458           24,768              530
                              -------------     -------------     ------------     ------------
Profit on ordinary
 activities before
 taxation                          29,806            35,192           67,192           69,099
 Tax on profit on ordi-
  nary activities                   5,660            10,942           26,500           21,318
                              -------------     -------------     ------------     ------------
Profit on ordinary ac-
 tivities after taxation           24,146            24,250           40,692           47,781
 Minority interests                 3,674             4,910            8,703           11,519
                              -------------     -------------     ------------     ------------
Retained profit for the
 period attributable to
 shareholders                      20,472            19,340           31,989           36,262
                              =============     =============     ============     ============
Average ordinary shares
 outstanding                      375,273           375,273          375,273          375,272
                              =============     =============     ============     ============
Earnings per ordinary
 share                               5.5p               5.2p             8.5p             9.7p
                              =============     =============     ============     ============

Net income and Earnings per Ordinary Share determined in accordance with United States generally accepted accounting principles (US GAAP) are shown in the following table:

                              1998              1997              1998             1997
                          -------------     -------------     ------------     ------------
                           (Pounds)000       (Pounds)000      (Pounds)000      (Pounds)000
                          -------------     -------------     ------------     ------------
Net income (retained
 profit) as shown above            20,472            19,340           31,989           36,262
 Sale of businesses                    --                --            8,841               --
 Amortisation of good-
  will, net                        (4,305)           (4,909)          (8,650)         (10,077)
                              -------------     -------------     ------------     ------------
Net income in accordance
 with US GAAP                      16,167            14,431           32,180           26,185
                              =============     =============     ============     ============
Net income per ordinary
 share in accordance
 with US GAAP                         4.3p              3.8p             8.6p             7.0p
                              =============     =============     ============     ============

                       WASTE MANAGEMENT INTERNATIONAL PLC
                              GROUP BALANCE SHEET
                                  (UNAUDITED)

                                                          30 June   31 December
                                                           1998        1997
                                                        ----------- -----------
                                                        (Pounds)000 (Pounds)000
                                                        ----------- -----------
FIXED ASSETS
Tangible assets                                           601,953     653,851
Investments                                                 6,920       6,349
                                                           --------    --------
                                                          608,873     660,200
                                                           --------    --------
CURRENT ASSETS
Debtors: amounts due within one year                      266,167     279,955
Debtors: amounts due after one year                        76,528      75,788
Prepayments, parts and supplies                            24,879      24,978
Deferred costs: amounts to be released within one year      3,752       4,147
Deferred costs: amounts to be released after one year      26,029      21,093
Investments                                                   738           5
Cash at bank and in hand                                   29,399      36,652
                                                           --------    --------
                                                          427,492     442,618
CREDITORS: amounts due within one year                   (342,247)   (398,389)
                                                           --------    --------
NET CURRENT ASSETS                                         85,245      44,229
                                                           --------    --------
Total assets less current liabilities                     694,118     704,429
CREDITORS: amounts due after one year                     (50,199)   (136,313)
Provisions for liabilities and charges                   (113,378)   (107,300)
                                                           --------    --------
NET ASSETS                                                530,541     460,816
                                                           ========    ========
CAPITAL AND RESERVES
Called-up share capital                                    37,527      37,527
Other reserves                                            862,171     862,171
Foreign currency translation reserve                       14,271      21,516
Profit and loss account                                   367,751     335,763
Goodwill reserve                                         (860,989)   (911,691)
                                                           --------    --------
Total equity shareholders' funds                          420,731     345,286
MINORITY INTERESTS                                        109,810     115,530
                                                           --------    --------
TOTAL CAPITAL EMPLOYED                                    530,541     460,816
                                                           ========    ========

                       WASTE MANAGEMENT INTERNATIONAL PLC
                           GROUP CASH FLOW STATEMENT
                                  (UNAUDITED)

                                                         For the six months
                                                                ended
                                                               30 June
                                                       -----------------------
                                                          1998        1997
                                                       ----------- -----------
                                                       (Pounds)000 (Pounds)000
                                                       ----------- -----------
OPERATING ACTIVITIES
Operating profit                                          44,496      74,852
Depreciation charges                                      38,654      43,812
Loss on sale of tangible fixed assets                        808          31
Decrease/(increase) in debtors and prepayments, parts
 and supplies                                              2,749      (8,250)
Decrease/(increase) in deferred costs                        140        (850)
Decrease in creditors and accruals                       (36,504)    (17,763)
Decrease in provisions                                    (1,076)     (1,767)
                                                          --------    --------
NET CASH INFLOW FROM OPERATING ACTIVITIES                 49,267      90,065
                                                          --------    --------
RETURNS ON INVESTMENT AND SERVICING OF FINANCE
Interest received                                          2,040       5,808
Interest paid                                             (4,325)    (14,555)
Dividends paid to minority interests                      (7,096)     (4,593)
Other income                                               8,068         263
                                                          --------    --------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SER-
 VICING OF FINANCE                                        (1,313)    (13,077)
                                                          --------    --------
TAX PAID                                                  (5,324)     (2,471)
                                                          --------    --------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                        (45,565)    (34,921)
Sale/(purchase) of investments                              (373)    182,243
Sale of tangible fixed assets                             13,075       3,618
                                                          --------    --------
NET CASH FLOW/(OUTFLOW) FROM CAPITAL EXPENDITURE AND
 FINANCIAL INVESTMENT                                    (32,863)    150,940
                                                          --------    --------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                         (725)     (2,230)
Sale of subsidiary undertakings                           81,455      31,779
Changes in minority interests                             (5,641)     (2,499)
                                                          --------    --------
NET CASH INFLOW FROM ACQUISITIONS AND DISPOSALS           75,089      27,050
                                                          --------    --------
NET CASH INFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES
 AND FINANCING ACTIVITIES                                 84,856     252,507
MANAGEMENT OF LIQUID RESOURCES                              (413)         --
                                                          --------    --------
NET CASH INFLOW BEFORE FINANCING ACTIVITIES               84,443     252,507
                                                          --------    --------
FINANCING ACTIVITIES
Exercise of share options                                     --           3
New loans                                                146,570     206,697
Changes in indebtedness with ultimate parent company       1,709     (93,629)
Repayments of loans                                     (239,524)   (351,256)
                                                          --------    --------
NET CASH OUTFLOW FROM FINANCING ACTIVITIES               (91,245)   (238,185)
                                                          --------    --------
INCREASE/(DECREASE) IN CASH AT BANK AND IN HAND           (6,802)     14,322
                                                          ========    ========

2. FINANCIAL INFORMATION ON THE GROUP FOR THE THREE YEARS ENDED 31 DECEMBER
   1997

The financial information set out in this paragraph 2 of Part 3 of this document has been extracted without material adjustment from the consolidated financial statements of the Group for each of the three years ended 31 December 1997. The financial information does not constitute statutory accounts of the Group within the meaning of section 240 of the Act. Arthur Andersen, chartered accountants and registered auditors, of 1 Surrey Street, London, WC2R 2PS are the Group's auditors and have reported on the statutory accounts of the Group for each of the three years ended 31 December 1997 within the meaning of section 235 of the Act. Each such report was unqualified within the meaning of section 262(1) of the Act and did not contain a statement under section 237(2) or (3) of the Act. Statutory accounts for the years ended 31 December 1995, 1996 and 1997 have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Act.

In relation to notes 23 and 25 of the "Notes to the Accounts", subsequent to the date of the consolidated financial statements the Merger was consummated. As a result, WMI is now the ultimate parent company of the Company. In relation to note 25, please also refer to pages 70 and 71.

                    WASTE MANAGEMENT INTERNATIONAL PLC

                            PROFIT AND LOSS ACCOUNT

                         FOR THE YEAR ENDED 31 DECEMBER

                                         1997         1996          1995
                                Notes (Pounds)000  (Pounds)000   (Pounds)000
                                ----- -----------  -----------   -----------
TURNOVER
Continuing operations                   1,078,238    1,218,894     1,180,783
Acquisitions                                9,358           --            --
                                      -----------  -----------   -----------
                                    2   1,087,596    1,218,894     1,180,783
Operating expenses                       (826,947)    (910,080)     (866,477)
Exceptional charges                22     (65,456)    (127,735)     (123,160)
Selling and administrative
 expenses                                (125,447)    (143,673)     (149,289)
                                      -----------  -----------   -----------
OPERATING PROFIT
Continuing operations                      68,624       37,406        41,857
Acquisitions                                1,122           --            --
                                      -----------  -----------   -----------
                                    2      69,746       37,406        41,857
Other interest receivable                  10,704        7,962        10,718
Other income, net                   3       2,130       25,437        23,686
Interest payable                    4     (18,890)     (39,863)      (53,136)
Write down of investment          10c          --      (18,500)           --
                                      -----------  -----------   -----------
PROFIT ON ORDINARY ACTIVITIES
 BEFORE TAXATION                    5      63,690       12,442        23,125
Tax on profit on ordinary
 activities                         7     (25,029)     (59,979)      (10,942)
                                      -----------  -----------   -----------
PROFIT/(LOSS) ON ORDINARY
 ACTIVITIES AFTER TAXATION                 38,661      (47,537)       12,183
Minority interests                        (17,363)     (18,662)      (15,642)
                                      -----------  -----------   -----------
RETAINED PROFIT/(LOSS) FOR THE
 FINANCIAL YEAR                            21,298      (66,199)       (3,459)
                                      ===========  ===========   ===========
EARNINGS/(LOSS) PER ORDINARY
 SHARE                              8         5.7p       (17.6)p        (0.9)p
                                      ===========  ===========   ===========
Weighted average number of
 ordinary shares in issue
 during the year                      375,273,000  375,213,000   375,121,000
                                      ===========  ===========   ===========

A statement of movements on reserves and total equity shareholders' funds is given in Note 18.

The accompanying notes are an integral part of the Profit and Loss Account.

                    WASTE MANAGEMENT INTERNATIONAL PLC

                 STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                         FOR THE YEAR ENDED 31 DECEMBER

                                            1997         1996         1995
                                         (Pounds)000  (Pounds)000  (Pounds)000
                                         -----------  -----------  -----------
Retained profit/(loss) for the
 financial year                               21,298      (66,199)      (3,459)
Effect of foreign exchange rate changes
 on foreign currency net investments         (26,060)      (8,657)       1,327
                                             -------      -------       ------
TOTAL RECOGNISED GAINS AND LOSSES
 RELATING TO THE YEAR                         (4,762)     (74,856)      (2,132)
                                             =======      =======       ======

                    WASTE MANAGEMENT INTERNATIONAL PLC

                                 BALANCE SHEET

                                  31 DECEMBER

                                         Group                  Company
                                ----------------------- -----------------------
                                   1997        1996        1997        1996
                          Notes (Pounds)000 (Pounds)000 (Pounds)000 (Pounds)000
                          ----- ----------- ----------- ----------- -----------
FIXED ASSETS
Tangible assets              9    653,851      766,819         --          --
Investments                 10      6,349       10,442    677,009     857,652
                                   --------   ---------     -------    --------
                                  660,200      777,261    677,009     857,652
                                   --------   ---------     -------    --------
CURRENT ASSETS
Debtors: amounts due
 within one year            11    279,955      391,342      2,961          --
Debtors: amounts due af-
 ter one year               11     75,788       86,589    102,766     108,286
Prepayments, parts and
 supplies                          24,978       28,952        435         497
Deferred costs: amounts
 to be released within
 one year                   12      4,147        3,906         --          --
Deferred costs: amounts
 to be released after
 one year                   12     21,093       31,216         --          --
Investments                 13          5      183,283         --          --
Cash at bank and in hand           36,652       40,891         40       2,515
                                   --------   ---------     -------    --------
                                  442,618      766,179    106,202     111,298
CREDITORS: Amounts due
 within one year            14   (398,389)    (529,071)      (774)    (33,072)
                                   --------   ---------     -------    --------
NET CURRENT ASSETS                 44,229      237,108    105,428      78,226
                                   --------   ---------     -------    --------
TOTAL ASSETS LESS CUR-
 RENT LIABILITIES                 704,429    1,014,369    782,437     935,878
CREDITORS: Amounts due
 after one year             15   (136,313)    (453,358)        --    (154,861)
PROVISIONS FOR LIABILI-
 TIES AND CHARGES           16   (107,300)    (125,935)       156      (1,123)
                                   --------   ---------     -------    --------
NET ASSETS                        460,816      435,076    782,593     779,894
                                   ========   =========     =======    ========
CAPITAL AND RESERVES
Called-up equity and
 share capital              17     37,527       37,527     37,527      37,527
Share premium account       18    394,199      394,196    394,199     394,196
Other reserves              18    467,972      467,972    325,880     326,162
Foreign currency trans-
 lation reserve             18     21,516       47,576         --          --
Profit and loss account     18    335,763      314,465     24,987      22,009
Goodwill reserve            18   (911,691)    (946,834)        --          --
                                   --------   ---------     -------    --------
TOTAL EQUITY SHAREHOLD-
 ERS' FUNDS                 18    345,286      314,902    782,593     779,894
MINORITY INTERESTS                115,530      120,174         --          --
                                   --------   ---------     -------    --------
TOTAL CAPITAL EMPLOYED            460,816      435,076    782,593     779,894
                                   ========   =========     =======    ========

The accompanying notes are an integral part of these Balance Sheets.

                    WASTE MANAGEMENT INTERNATIONAL PLC

                              CASH FLOW STATEMENT

                         FOR THE YEAR ENDED 31 DECEMBER

                                                           1997        1996
                                                  Notes (Pounds)000 (Pounds)000
                                                  ----- ----------- -----------
OPERATING ACTIVITIES
Operating profit                                           69,746      37,406
Depreciation and amortisation charges                      87,379      97,351
Profit on sale of property and equipment                     (663)       (480)
Exceptional charge                                         65,456     127,735
(Increase)/decrease in debtors and prepaid ex-
 penses, parts and supplies                                67,438     (24,354)
(Increase)/decrease in deferred costs                      (1,134)      6,047
Increase/(decrease) in creditors and accrued ex-
 penses                                                   (25,213)      1,742
Decrease in deferred items                                 (2,175)    (24,776)
                                                           --------    --------
NET CASH INFLOW FROM OPERATING ACTIVITIES                 260,834     220,671
                                                           --------    --------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                          10,704       7,962
Interest paid                                             (22,827)    (45,492)
Dividends paid to minority interests                      (17,819)       (596)
Other income/(expense)                                      1,568        (316)
Dividends received                                             39       1,906
                                                           --------    --------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND
 SERVICING OF FINANCE                                     (28,335)    (36,536)
                                                           --------    --------
TAX PAID
United Kingdom corporation tax                             (5,630)     (2,519)
Overseas tax                                              (10,166)    (16,764)
                                                           --------    --------
NET CASH OUTFLOW FROM TAXES PAID                          (15,796)    (19,283)
                                                           --------    --------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                         (87,755)   (130,734)
Purchase of investments                                    (2,190)     (2,074)
Sale of tangible fixed assets                              15,752      22,966
                                                           --------    --------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND
 FINANCIAL INVESTMENT                                     (74,193)   (109,842)
                                                           --------    --------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings (net of cash
 acquired)                                         19a     (6,431)     (9,049)
Sale of investments in affiliates                         184,798       5,299
Sale of business (net of cash divested)            19b     71,686         --
Changes in minority interests                                (543)      4,595
                                                           --------    --------
NET CASH INFLOW FROM ACQUISITIONS AND DISPOSALS           249,510         845
                                                           --------    --------
NET CASH INFLOW BEFORE MANAGEMENT OF LIQUID RE-
 SOURCES AND FINANCING                                    392,020      55,855
                                                           --------    --------
MANAGEMENT OF LIQUID RESOURCES                              3,240      (3,144)
                                                           --------    --------
NET CASH INFLOW BEFORE FINANCING                          395,260      52,711
                                                           --------    --------
FINANCING ACTIVITIES
Exercise of share options                                       3         283
New loans                                                 277,055     347,983
Changes in indebtedness with ultimate parent
 company                                                  (92,137)      9,805
Repayment of loans                                       (582,564)   (405,483)
                                                           --------    --------
NET CASH OUTFLOW FROM FINANCING ACTIVITIES               (397,643)    (47,412)
                                                           --------    --------
INCREASE/(DECREASE) IN CASH AT BANK AND IN HAND            (2,383)      5,299
                                                           ========    ========
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN
 NET DEBT
Increase/(decrease) in cash                                (2,383)      5,299
Effect of foreign exchange rate changes                    (1,856)     (2,409)
Change in liquid resources                                 (3,240)      3,144
Change in debt                                            442,184     129,839
                                                           --------    --------
Change in net debt                                        434,705     135,873
Net debt at beginning of period                          (597,809)   (733,682)
                                                           --------    --------
NET DEBT AT END OF PERIOD                          19c   (163,104)   (597,809)
                                                           ========    ========

The accompanying notes are an integral part of this Group Cash Flow Statement.

                    WASTE MANAGEMENT INTERNATIONAL PLC

                             NOTES TO THE ACCOUNTS

NOTE 1 ACCOUNTING POLICIES

A summary of the principal accounting policies adopted in arriving at the financial information set out in this report, all of which have been applied consistently throughout the year and throughout the preceding years, is set out below:

Basis of accounting

The accounts are prepared under the historical cost convention and in accordance with the accounting standards applicable in the United Kingdom.

Basis of consolidation

Subsidiary undertakings acquired by the Group during the year are accounted for using the acquisition method of accounting. Goodwill arising on consolidation of those undertakings (representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired, having made appropriate provisions) is written off against reserves on acquisition. The allocation of fair values in respect of the net assets of subsidiary undertakings acquired is based on the best information available, which may initially include estimates. As a result, subsequent adjustments to fair values may be required.

In December 1997 the UK Accounting Standards Board (ASB) issued FRS 10 "Goodwill and Intangible Assets". This statement is effective for accounting periods ending on or after 23 December 1998 although early adoption is encouraged. FRS 10 will require newly purchased goodwill to be classified as an amount on the balance sheet and amortised over its useful economic life. Existing goodwill can either remain in equity, but be eliminated against reserves until sold or otherwise impaired, or presented on the balance sheet (net of amortisation attributable to prior years). The Group is currently examining the most appropriate method for adoption of FRS 10.

In the Company's accounts, investments in subsidiary undertakings are stated at cost less amounts written off. Dividends received and receivable are credited to the Company's profit and loss account.

No profit and loss account is presented for the Company as provided by Section 230 of the Act. The Company's retained profit for the financial year determined in accordance with the Act, was (Pounds)2,978,000 (1996--retained loss (Pounds)1,815,000).

Tangible fixed assets

Tangible fixed assets are shown at original historical cost less accumulated depreciation. Disposal sites are carried at historical cost and, to the extent this exceeds estimated end of use realisable value, such excess is depreciated over the estimated life of the disposal site. Site preparation and permit costs are capitalised and charged to operations over the estimated useful life of the site or term of the permit; operating costs are expensed as incurred. Preparation costs for individual secure land disposal cells are capitalised and amortised as the airspace is filled.

Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its expected useful life as follows:

Land improvements and
 disposal sites         Economic life not exceeding 40 years
Buildings               10-40 years
Heavy collection
 vehicles               8-10 years
Leasehold improvements  Lesser of term of lease or economic life not exceeding 40 years
Machinery, equipment,
 and containers         2-20 years

Profits or losses on the disposal of fixed assets are included in the calculation of operating expenses.

Investments

Except as stated below, fixed asset investments are shown at cost less provision for permanent diminution in value. Current asset investments are stated at the lower of cost and net realisable value.

Interests in associated undertakings

Associated undertakings are entities in which a consolidated member of the Group has a participating interest or over whose operating and financial policy it exercises a significant influence. These investments are dealt with by the equity method of accounting. That is, the Group profit and loss account includes the appropriate share of these companies' profits less losses and the Group's share of post-acquisition retained profits and changes in reserves is added to the fair value of the investment in the Group balance sheet.

Any difference between the aggregate of the fair value of the net assets acquired and the fair value of the consideration given is taken directly to reserves.

Long-term contracts

Profit on long-term engineering, construction and operating contracts is taken as the work is carried out if the final outcome can be assessed with reasonable certainty. The profit included is calculated to reflect the proportion of the work carried out at the year end, by recording turnover and related costs as contract activity progresses. Turnover is calculated as that proportion of total contract value which costs incurred to date bear to total expected costs for that contract. Full provision is made for losses on contracts in the year in which they are first foreseen.

Deferred costs

Expenditure incurred on specific projects is carried forward when its recoverability can be foreseen with reasonable assurance, and amortised in relation to the turnover from such projects. The directors consider this treatment results in a proper matching of costs and turnover.

Taxation

Corporate taxes payable are provided on taxable profits at the current rate.

Deferred taxation has been calculated on the liability method. Deferred taxation is provided on timing differences which will probably reverse, at the rates of tax likely to be in force at the time of reversal. Deferred taxation is not provided on timing differences which, in the opinion of the directors, will probably not reverse.

Foreign currencies

For the purpose of consolidation, the results of overseas subsidiary undertakings are translated into pounds sterling using the net investment method under which translation gains or losses are shown as a movement on reserves. Profit and loss accounts of overseas subsidiary undertakings are translated at the average exchange rate and the difference in relation to year end rates is taken directly to reserves. For subsidiary undertakings operating in countries where hyper-inflation exists the temporal method is used, under which all foreign exchange gains and losses are dealt with in the Group profit and loss account.

Turnover

Turnover, which excludes turnover taxes, represents sales of services to third parties in the normal course of business, and is recognised as services are performed.

Leases

Rentals on operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis. Further information on charges in the year and future commitments is given in Notes 5 and 20c.

Environmental liabilities

The Group provides for closure and post-closure monitoring costs over the operating life of disposal sites as air space is consumed. These costs include such items as the final cap and cover on the site, methane gas and leachate management, and groundwater monitoring. The Group has also established procedures to evaluate potential environmental remediation liabilities at sites which it owns or operated, including sites acquired in business combinations. Where the Group concludes that it is probable that a liability has been incurred, provision is made in the financial statements for the Group's best estimate of the liability. Such estimates are subsequently revised as deemed necessary as additional information becomes available. Pursuant to the Intercorporate Services Agreement ("ISA"), Old WMI agreed to pay the Company $285,000,000 with respect to certain environmental costs associated with sites and facilities owned, leased, operated or used by the Group on or prior to 31 December 1991.

Pensions

The Group operates defined benefit pension schemes which require contributions to be made to separately administered funds. Contributions to these funds are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives with the Group. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension cost, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or prepayments in the Group balance sheet. In addition, the Group also operates defined contribution pension schemes. Further information on pension arrangements is given in Note 20d.

Reclassifications

Certain amounts in previously issued financial statements have been reclassified to conform to 1997 classifications.

NOTE 2 SEGMENT INFORMATION

Substantially all of the operations of the Group are concerned with its principal activity of providing waste management and related services outside North America.

Contributions to Group turnover, operating profit and net assets by geographical area are as follows:

                            1997        1996        1995
                         (Pounds)000 (Pounds)000 (Pounds)000
                         ----------- ----------- -----------
TURNOVER
Italy                       270,396     298,769     273,295
Rest of Europe              577,644     671,450     686,873
Asia, Pacific               180,700     176,313     151,746
Other                        58,856      72,362      68,869
                           ---------   ---------   ---------
                          1,087,596   1,218,894   1,180,783
                           =========   =========   =========
OPERATING PROFIT/(LOSS)
Italy                        (8,638)     23,795        (235)
Rest of Europe               43,315     (26,315)     26,483
Asia, Pacific                34,375      30,231      17,970
Other                           694       9,695      (2,361)
                           ---------   ---------   ---------
                             69,746      37,406      41,857
                           =========   =========   =========

The total figures for operations in 1997 included the following amounts relating to acquisitions: operating expenses of (Pounds)6.3 million (1996 - (Pounds)8.7 million) and selling and administrative expenses of (Pounds)1.9 million (1996 - (Pounds)1.0 million). Operating profits were reduced by the exceptional charges discussed in Note 22.

                                        1997        1996        1995
                                     (Pounds)000 (Pounds)000 (Pounds)000
                                     ----------- ----------- -----------
ANALYSIS OF NET ASSETS
Italy                                  127,739     154,301     165,181
Rest of Europe                         309,525     406,111     441,068
Asia, Pacific                          179,764     233,981     246,658
Other                                   14,601      40,457      28,847
                                        --------    --------    --------
                                       631,629     834,850     881,754
Unallocated items, principally debt   (170,813)   (399,774)   (506,599)
                                        --------    --------    --------
                                       460,816     435,076     375,155
                                        ========    ========    ========

The Group has operations in Hong Kong. The Hong Kong economy has been impacted by the economic uncertainty associated with many of the countries in the region. High and volatile interest rates have been associated with speculation regarding the future of the currency. In addition to Hong Kong, the Group does business in Indonesia and Thailand. These countries have experienced illiquidity, volatile currency exchange and interest rates and reduced economic activity. The Group will be affected for the foreseeable future by the economic conditions in this region although it is not possible to determine the extent of such impact. At 31 December 1997, the Group had a net investment of (Pounds)65.1 million in these countries (including Hong Kong). Pre-tax income from Indonesia and Thailand has not been significant to date. In 1997 the pre-tax income generated from the Hong Kong operations was (Pounds)15,645,000, after minority interests.

Late in 1997 the Group learnt that its bid to renew its city cleaning contract in Buenos Aires, Argentina had been unsuccessful, and the Group's contract would terminate on 31 January 1998. In 1997 operations in Argentina generated approximately (Pounds)58,856,000 in turnover, and pre-tax income after minority interest but before the exceptional charge of (Pounds)9,527,000.

The segment information presented in this note includes the Group's Hamm, Germany facility which was sold in January 1998 (see Note 20).

NOTE 3 OTHER INCOME, NET

                                               1997        1996        1995
                                            (Pounds)000 (Pounds)000 (Pounds)000
                                            ----------- ----------- -----------
Income from interests in associated under-
 takings                                         457      25,753      24,879
Other income/(expense)                         1,673        (316)     (1,193)
                                                  -----      ------      ------
                                               2,130      25,437      23,686
                                                  =====      ======      ======

The Group's interests in associated undertakings are described in Note 10c.

NOTE 4 INTEREST PAYABLE

                                              1997        1996        1995
                                           (Pounds)000 (Pounds)000 (Pounds)000
                                           ----------- ----------- -----------
On bank loans, overdrafts and other loans
--repayable within five years, by instal-
 ments                                        3,358       5,117       6,645
--repayable within five years, not by in-
 stalments                                   18,404      33,175      50,781
On other loans                                  286         829       1,209
On advances from ultimate parent company        779       6,371       1,244
Interest capitalised                         (3,937)     (5,629)     (6,743)
                                                ------      ------      ------
                                             18,890      39,863      53,136
                                                ======      ======      ======

Interest has been capitalised on significant land disposal cells and projects under development.

NOTE 5 PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

                                               1997        1996        1995
                                            (Pounds)000 (Pounds)000 (Pounds)000
                                            ----------- ----------- -----------
Profit on ordinary activities before taxa-
 tion is stated after charging:
Depreciation of tangible fixed assets          87,379      97,351      88,397
Hire of vehicles and equipment under oper-
 ating leases                                   7,131       8,934       9,038
Other operating leases rentals                 12,547      12,756      12,754
Auditors' remuneration in respect of audit
 services                                       1,201       1,317       1,351
Staff costs (see Note 6)                      324,473     397,412     398,344

Non-audit fees paid to Arthur Andersen in the UK relating to 1997 amounting to (Pounds)143,000 (1996--(Pounds)103,000; 1995--(Pounds)156,000) were charged to the profit and loss account.

NOTE 6 STAFF COSTS

                                           1997         1996        1995
                                          Number       Number      Number
                                         employed     employed    employed
                                        -----------  ----------- -----------
The average weekly number of persons
 employed by the Group during the year
 was as follows:
Operations                                   13,494       15,428      16,098
Administration                                2,046        2,094       2,234
                                            -------      -------     -------
                                             15,540       17,522      18,332
                                            =======      =======     =======
                                           1997         1996        1995
                                        (Pounds)000  (Pounds)000 (Pounds)000
                                        -----------  ----------- -----------
Employee costs (including executive
 directors) during the year
 amounted to:
  Wages and salaries                        256,609      315,901     317,912
  Social Security costs                      61,652       75,284      74,484
  Other pension costs (see Note 20d)          6,212        6,227       5,948
                                            -------      -------     -------
                                            324,473      397,412     398,344
                                            =======      =======     =======
Directors' remuneration:
  Fees as directors                             139          150         150
  Other emoluments (including accrued
   pension contributions)                     1,187        1,144         674
                                            -------      -------     -------
Total remuneration                            1,326        1,294         824
                                            =======      =======     =======
The directors' remuneration shown
 above (excluding accrued pension
 contributions) included:
  Highest paid director                         398          570         164
                                            =======      =======     =======

NOTE 7 TAX ON PROFIT ON ORDINARY ACTIVITIES

                                           1997         1996        1995
                                        (Pounds)000  (Pounds)000 (Pounds)000
                                        -----------  ----------- -----------
The tax charge is based on the profit
 for the year and comprises:
  Current taxation                           26,475       18,466      24,003
  Deferred taxation                          (1,446)      41,513     (13,061)
                                            -------      -------     -------
United Kingdom corporation tax at
 31.5% was (Pounds)6,118,000 (1996--
 (Pounds)27,840,000; 1995--
 (Pounds)4,647,000)                          25,029       59,979      10,942
                                            =======      =======     =======

NOTE 8 EARNINGS PER ORDINARY SHARE

The calculation of basic earnings per ordinary share is based on the profit on ordinary activities after taxation and minority interests of the Group and the weighted average number of ordinary shares in issue during the year. The exercise of outstanding share options would not result in a material dilution of earnings per ordinary share.

NOTE 9 TANGIBLE FIXED ASSETS

The Group's movement during 1997 comprises:

                                   Land and buildings
                         ----------------------------------------
                             Land,                     Leasehold    Vehicles
                           primarily                   improve-        and
                         disposal sites   Buildings      ments      equipment      Total
                          (Pounds)000    (Pounds)000  (Pounds)000  (Pounds)000  (Pounds)000
                         --------------  -----------  -----------  -----------  -----------
COST
Beginning of the year           266,118      142,481       15,914      716,378    1,140,891
Additions                        19,102        4,430        1,768       66,392       91,692
Subsidiary undertakings
 acquired                             5          563           --        3,453        4,021
Disposals                       (20,734)      (9,683)      (2,812)     (59,411)     (92,640)
Other                             4,981        5,132           27      (10,140)          --
Exchange adjustment             (19,565)     (13,468)        (948)     (64,791)     (98,772)
                                -------      -------       ------      -------    ---------
End of the year                 249,907      129,455       13,949      651,881    1,045,192
                                -------      -------       ------      -------    ---------
DEPRECIATION
Beginning of the year            74,113       30,054        7,733      262,172      374,072
Charge                           18,816        5,946        1,326       61,291       87,379
Disposals                        (8,391)      (1,807)        (738)     (23,853)     (34,789)
Other                               161         (228)        (141)         208           --
Exchange adjustment              (6,265)      (3,114)        (434)     (25,508)     (35,321)
                                -------      -------       ------      -------    ---------
End of the year                  78,434       30,851        7,746      274,310      391,341
                                -------      -------       ------      -------    ---------
NET BOOK VALUE
Beginning of the year           192,005      112,427        8,181      454,206      766,819
                                =======      =======       ======      =======    =========
End of the year                 171,473       98,604        6,203      377,571      653,851
                                =======      =======       ======      =======    =========

NOTE 10 FIXED ASSET INVESTMENTS

                                      Group                  Company
                             ----------------------- -----------------------
                                1997        1996        1997        1996
                             (Pounds)000 (Pounds)000 (Pounds)000 (Pounds)000
                             ----------- ----------- ----------- -----------
Investment in subsidiary
 undertakings, at cost                --          --     556,149     556,149
Investment in associated
 undertakings                      4,729       6,568          --          --
Other investments and loans        1,620       3,874     120,860     301,503
                                   -----      ------     -------     -------
                                   6,349      10,442     677,009     857,652
                                   =====      ======     =======     =======

a) Principal Group investments

The Company and the Group have investments in the following subsidiary undertakings all of which principally affected the profits or net assets of the Group. Details concerning investments which are not significant have been omitted from the list set out below in order to avoid a statement of excessive length.

                           Country of
                          incorporation                            Percentage of ordinary
                               or                                    shares held by the
                          registration                             ------------------------
                          and operation     Principal activity       Group        Company
                          ------------- -------------------------- ------------ -----------
PRINCIPAL SUBSIDIARY UN-
 DERTAKINGS:
Afvalstoffen Terminal      Netherlands  Waste Collection/Treatment          100          --
 Moerdijk B.V.
Enviropace Limited           Hong Kong            Waste Management           70          --
Green Valley Landfill        Hong Kong                    Disposal      50 plus          --
 Limited                                                                1 share
ICOVA B.V.                 Netherlands            Waste Collection          100          --
IGM S.p.A.                       Italy   Waste Collection/Disposal          100          --
Manliba S.A. (see Note       Argentina            Waste Collection           55          --
 2)
Pacific Waste Management     Australia   Waste Collection/Disposal          100          --
 Pty Limited
SACAGICA Srl                     Italy   Waste Collection/Disposal          100          --
Schreiber                      Germany   Waste Collection/Disposal          100          --
 Stadtereinigung GmbH &
 Co. KG
Waste Management GmbH &        Germany             Waste-to-Energy          100          --
 Co. MVA Hamm OHG (see
 Note 20a)
Waste Management Inter-    Netherlands             Holding Company           --        62.5
 national B.V.
Waste Management New       New Zealand   Waste Collection/Disposal           61          --
 Zealand Limited
Wessex Waste Management        England           Waste Collection/      50 plus          --
 Limited                                        Treatment/Disposal      1 share
Waste Management Inter-         Sweden           Waste Collection/          100          --
 national Sellbergs AB                          Treatment/Disposal

Voting rights in subsidiary undertakings do not differ from the percentage of ordinary shares held.

b) Investment in subsidiary undertakings of the Group

The Group made 13 acquisitions during 1997, none of which was individually material to the Group, for a cash consideration of (Pounds)7,737,000, which together gave rise to goodwill of (Pounds)1,757,000. Fair values attributable to the net assets of all subsidiary undertakings acquired in the year are shown in the following table:

                                                Fair
                                Acquisition   value to
                   Book value   adjustments   the Group
                   (Pounds)000  (Pounds)000  (Pounds)000
                   -----------  -----------  -----------
FIXED ASSETS
Tangible                 3,983           38        4,021
CURRENT ASSETS
Debtors                  4,563           --        4,563
Cash                     1,306           --        1,306
Other                    3,414       (1,689)       1,725
                        ------       ------       ------
TOTAL ASSETS            13,266       (1,651)      11,615
                        ------       ------       ------
LIABILITIES
Bank loans                (299)          --         (299)
Other creditors         (5,589)        (366)      (5,955)
Provisions                 144          475          619
                        ------       ------       ------
Total liabilities       (5,744)         109       (5,635)
                        ------       ------       ------
NET ASSETS               7,522       (1,542)       5,980
                        ======       ======       ======
Consideration                                      7,737
Net assets                                        (5,980)
                                                  ------
Goodwill arising                                   1,757
Goodwill adjustments in respect of prior
 year acquisitions                                 3,975
                                                  ------
TOTAL GOODWILL ARISING                             5,732
                                                  ======

The above acquisition adjustments, none of which were individually material, provide for environmental monitoring and other restoration costs and bring accounting policies into line with those of the Group.

c) Investment in associated undertakings of the Group

The movement in the year comprises:

                                                       Share of tangible
                                                          net assets
                                                   --------------------------
                                                        1997         1996
                                                     (Pounds)000  (Pounds)000
                                                   -------------  -----------
Beginning of the year                                      6,568      170,437
Additions                                                  1,314        1,760
Share of retained profit                                     457       22,437
Dividends received                                           (39)      (1,906)
Disposals and transfers                                   (3,298)      (5,299)
Reclassified to current investments (see Note 13)             --     (180,037)
Exchange adjustment                                         (273)        (824)
                                                        --------     --------
End of the year                                            4,729        6,568
                                                        ========     ========

During the first quarter of 1997, the Group sold to Wessex its B and C shareholdings and a portion of its ordinary shares in Wessex. This sale, together with the sale of the remaining ordinary shares in Wessex through on-market transactions resulted in a loss which was accrued in the Group's 1996 financial statements of (Pounds)18,500,000 before income taxes, and (Pounds)19,030,000 in income tax expense, resulting in a net loss of (Pounds)37,530,000. Cash proceeds were approximately (Pounds)181,100,000. The Group's share of net income from Wessex, which was recorded on the equity method of accounting, was (Pounds)nil in 1997 (1996--(Pounds)21,805,000).

d) Other investments and loans

                                         Group      Company
                                      ----------- -----------
                                                   Loans to
                                                  subsidiary
                                         Other       under
                                      investments   takings
                                      (Pounds)000 (Pounds)000
                                      ----------- -----------
COST:
The movement in the year comprises:
  Beginning of the year                   3,874     301,503
  Additions                                 212          --
  Disposals, transfers and repayments    (2,215)   (180,518)
  Exchange adjustment                      (251)     (2,105)
                                       --------      --------
  End of the year                         1,620     118,880
                                       ========      ========

The cost of investments held by the Group and listed overseas included in the above was (Pounds)70,000 (1996--(Pounds)98,000). See Note 21 for discussion of market value. The remainder were unlisted. The Company had no listed investments.

NOTE 11 DEBTORS

                                         Group                  Company
                                ----------------------- -----------------------
                                   1997        1996        1997        1996
                                (Pounds)000 (Pounds)000 (Pounds)000 (Pounds)000
                                ----------- ----------- ----------- -----------
AMOUNTS FALLING DUE WITHIN ONE
 YEAR:
Trade debtors                     222,700     300,308          --          --
Amounts recoverable on con-
 tracts                             9,426      49,570          --          --
Other debtors                      47,829      41,464       2,961          --
                                    -------     -------     -------     -------
                                  279,955     391,342       2,961          --
                                    =======     =======     =======     =======
AMOUNTS FALLING DUE AFTER ONE
 YEAR:
Notes receivable                    4,056      12,061          --          --
Amounts recoverable on con-
 tracts                            56,992      62,854          --          --
Amounts owed by ultimate par-
 ent company                           --          --     102,766     108,286
Other debtors                      14,740      11,674          --          --
                                    -------     -------     -------     -------
                                   75,788      86,589     102,766     108,286
                                    =======     =======     =======     =======

Amounts owed to the Company by the ultimate parent company comprise primarily the benefit of the environmental covenant (see Note 16b).

                                                                Group
                                                       -----------------------
                                                          1997        1996
                                                       (Pounds)000 (Pounds)000
                                                       ----------- -----------
Costs and estimated earnings on uncompleted contracts    293,400     254,268
Less: Billings on uncompleted contracts                 (226,982)   (141,844)
                                                          --------    --------
Amounts recoverable on contracts                          66,418     112,424
                                                          ========    ========

The amounts recoverable on contracts are expected to be billed and collected within five years. There is no significant retention. Amounts recoverable on contracts primarily represent unbilled turnover on long-term contracts to design, build and operate a hazardous waste treatment facility, a solid waste landfill and a transfer station, all in Hong Kong.

NOTE 12 DEFERRED COSTS

                                     Group                  Company
                            ----------------------- -----------------------
                               1997        1996        1997        1996
                            (Pounds)000 (Pounds)000 (Pounds)000 (Pounds)000
                            ----------- ----------- ----------- -----------
Project development costs     17,212      27,080          --          --
Contract procurement costs     4,814       5,177          --          --
Other                          3,214       2,865          --          --
                                 ------      ------       -----       -----
After one year                25,240      35,122          --          --
                                 ======      ======       =====       =====
AMOUNTS TO BE RELEASED:        4,147       3,906          --          --
Within one year               21,093      31,216          --          --
                                 ------      ------       -----       -----
After one year                25,240      35,122          --          --
                                 ======      ======       =====       =====

NOTE 13 CURRENT ASSET INVESTMENTS

                                               Group
                                      -----------------------
                                         1997        1996
                                      (Pounds)000 (Pounds)000
                                      ----------- -----------
Listed investments
--Wessex shareholding (see Note 10c)           --     180,037
--Overseas                                      4           5
Term deposits                                   1       3,241
                                           ------     -------
                                                5     183,283
                                           ======     =======

The aggregate market value or contracted sale value of listed investments is not materially different from the carrying value.

NOTE 14 CREDITORS: AMOUNTS DUE WITHIN ONE YEAR

                                         Group                  Company
                                ----------------------- -----------------------
                                   1997        1996        1997        1996
                                (Pounds)000 (Pounds)000 (Pounds)000 (Pounds)000
                                ----------- ----------- ----------- -----------
Current maturities of long-
 term debt                           63,444     188,583          --      30,066
Trade creditors                     107,733     136,375          --          --
Other creditors                      17,880      26,506          --          --
Accruals and deferred income        204,791     169,227         774       3,006
current portion of acquisition
 provisions                           4,541       8,380          --          --
                                    -------     -------      ------     -------
                                    398,389     529,071         774      33,072
                                    =======     =======      ======     =======

NOTE 15 CREDITORS: AMOUNTS DUE AFTER ONE YEAR

                                      Group                    Company
                             ------------------------  -----------------------
                                1997         1996         1997        1996
                             (Pounds)000  (Pounds)000  (Pounds)000 (Pounds)000
                             -----------  -----------  ----------- -----------
Debt (see below),
 substantially all
 comprising bank borrowings      135,645      362,982           --      65,798
Amounts due to ultimate
 parent company                      668       90,376           --      89,063
                                 -------     --------        -----     -------
                                 136,313      453,358           --     154,861
                                 =======     ========        =====     =======
Debt:
  3.4625--4.15% unsecured
   revolving credit facility     125,692      301,300           --      65,798
  10.5% unsecured revolving
   credit facilities in Hong
   Kong Dollars                    4,300       37,746           --          --
  6.025% unsecured loan in
   Pounds Sterling, not
   repayable by instalments           --       25,000           --      25,000
  Other                           69,097      187,519           --       5,066
                                 -------     --------        -----     -------
                                 199,089      551,565           --      95,864
Less current maturities          (63,444)    (188,583)          --     (30,066)
                                 -------     --------        -----     -------
                                 135,645      362,982           --      65,798
                                 =======     ========        =====     =======

The amount of instalments falling due after five years at 31 December 1997 is (Pounds)245,000 (1996--(Pounds)2,772,000).

Debt is repayable as follows:
  Second year                    7,510  22,784    --     --
  Third year                   126,706  30,140    --     --
  Fourth year                    1,051 303,378    -- 65,798
  Fifth year                       133   3,908    --     --
                               ------- ------- ----- ------
                               135,400 360,210    -- 65,798
  Sixth year and thereafter        245   2,772    --     --
                               ------- ------- ----- ------
                               135,645 362,982    -- 65,798
                               ======= ======= ===== ======

During 1995, the Company borrowed $150,000,000, due wholly on 29 September 2000 at a 6.6 per cent. interest rate, from Old WMI under the terms of the ISA. This loan was repaid from the proceeds of the Wessex sale in February 1997 (see Note
10c).

  During 1995, the Company entered into a (Pounds)400,000,000 unsecured revolving credit facility (the "Facility"), replacing a similar facility, of which (Pounds)125,692,000 is utilised at 31 December 1997 (1996-- (Pounds)301,300,000). The Facility expires on 20 December 2000. None of the debt outstanding at 31 December 1997 or 31 December 1996 was guaranteed by Old WMI under the provisions of the ISA. During 1997 the commitment was reduced to (Pounds)220,000,000.

NOTE 16 PROVISIONS FOR LIABILITIES AND CHARGES

                                    Group                    Company
                           ------------------------  ------------------------
                              1997         1996         1997         1996
                           (Pounds)000  (Pounds)000  (Pounds)000  (Pounds)000
                           -----------  -----------  -----------  -----------
Deferred taxation               12,124          (17)        (156)       1,123
Other provisions                95,176      125,952          --           --
                               -------      -------       ------       ------
                               107,300      125,935         (156)       1,123
                               =======      =======       ======       ======
a) Deferred taxation
Provisions not deductible
 until expenditure
 incurred
--effect of acquisition
 provisions                    (53,958)     (48,112)         --           --
Net operating loss carry-
 forwards                      (54,330)     (65,436)         --        (5,077)
Excess of book value over
 taxation value of fixed
 assets                         63,474       78,177          --           --
Other timing differences
--other assets                 (29,733)     (23,400)        (156)        (172)
--other liabilities             86,671       58,754          --         6,372
                               -------      -------       ------       ------
                                12,124          (17)        (156)       1,123
                               =======      =======       ======       ======
The movement on deferred
 taxation comprises:
  Beginning of the year            (17)     (41,558)       1,123        1,954
  Charged/(credited) to
   profit and loss account
  --fixed asset timing
   differences                 (14,703)      (5,936)         --           --
  --net operating loss
   carry-forwards               11,106        9,526        5,077          (37)
  --other timing
   differences                   2,151       37,923       (6,356)        (794)
  Eliminated on disposal
   of subsidiaries in the
   year                         15,177          --           --           --
  Arising on acquisition
   provisions made in the
   year                           (699)        (429)         --           --
  Exchange adjustment             (891)         457          --           --
                               -------      -------       ------       ------
  End of year                   12,124          (17)        (156)       1,123
                               =======      =======       ======       ======

Deferred taxation has been calculated on the liability method. Deferred taxation is provided on timing differences which will probably reverse, at the rates of tax likely to be in force at the time of reversal. Deferred taxation is not provided on those timing differences which, in the opinion of the directors, will probably not reverse.

The retained earnings of certain foreign subsidiary undertakings would be subject to additional taxation if distributed. In the opinion of the directors, these retained earnings are required to finance the continuing operation of these subsidiary undertakings and, accordingly, no provisions for additional taxation has been made.

b) Other provisions

                                                      Group
                                             ------------------------
                                                1997         1996
                                             (Pounds)000  (Pounds)000
                                             -----------  -----------
The movement on other provisions comprises:
  Beginning of the year                          125,952      159,967
  Provisions associated with acquisitions            337          994
  Other operating provisions                      11,239       22,021
  Provisions associated with divestitures        (17,581)         --
  Amounts utilised                               (14,265)     (29,463)
  Transfer to short-term creditors                (1,297)     (16,459)
  Exchange adjustment                             (9,209)     (11,108)
                                                 -------      -------
  End of the year                                 95,176      125,952
                                                 =======      =======

Under the terms of the ISA, Old WMI agreed to pay to the Company, over a maximum period of 50 years, $285,000,000 as a capital contribution in respect of certain uninsured and non-capitalised environmental costs and liabilities including remediation or correction costs and costs of preventative action, but generally excluding the proportion of such environmental costs and liabilities attributable to any relevant minority interest. The costs and liabilities are only those associated with sites and facilities owned, leased, operated or used by the Group, or to which it transported any material or substance, on or prior to 31 December 1991, regardless of whether such liabilities arose before or arise during the term of the covenant. A provision of that amount was accordingly assumed by Old WMI, the benefit of which was reflected as an increase in the Group reserves in 1991. Old WMI paid $9,480,000 for 1997 (1996--$23,667,000) in respect of this provision.

NOTE 17 CALLED-UP EQUITY SHARE CAPITAL

                                                         1997        1996
                                                      (Pounds)000 (Pounds)000
                                                      ----------- -----------
AUTHORISED
1,000,000,000 ordinary shares of 10 pence each            100,000     100,000
                                                          =======     =======
ALLOTTED, CALLED-UP AND FULLY PAID
375,273,456 ordinary shares of 10 pence each (1996--
 375,272,288 ordinary shares)                              37,527      37,527
                                                          =======     =======

SHARE OPTIONS

At 31 December 1997, options were outstanding over 10,390,977 shares at exercise prices ranging from 234.0 pence to 627.8 pence per share.

During the year to 31 December 1997 options covering 1,168 ordinary shares were exercised at a price of 261.8 pence per share.

NOTE 18 CAPITAL AND RESERVES

                                                                 Foreign                                  Total
                                          Share                 currency      Profit                     equity
                           Called-up     premium      Other    translation   and loss     Goodwill    shareholders'
                         share capital   account    reserves     reserve      account      reserve        funds
                          (Pounds)000  (Pounds)000 (Pounds)000 (Pounds)000  (Pounds)000  (Pounds)000   (Pounds)000
                         ------------- ----------- ----------- -----------  -----------  -----------  -------------
GROUP
At 1 January 1996               37,516     393,924     467,972      56,233      380,664   (1,064,475)       271,834
Exercise of share
 options                            11         272          --          --           --           --            283
Foreign currency
 translation                        --          --          --      (8,657)          --           --         (8,657)
Retained loss for the
 year                               --          --          --          --      (66,199)          --        (66,199)
Goodwill written off                --          --          --          --           --       (1,519)        (1,519)
Exceptional charge                  --          --          --          --           --      109,751        109,751
Writedown of investment             --          --          --          --           --        9,409          9,409
                                ------     -------     -------     -------      -------   ----------        -------
At 31 December 1996             37,527     394,196     467,972      47,576      314,465     (946,834)       314,902
Exercise of share
 options                            --           3          --          --           --           --              3
Foreign currency
 translation                        --          --          --     (26,060)          --           --        (26,060)
Retained profit for the
 year                               --          --          --          --       21,298           --         21,298
Goodwill written off                --          --          --          --           --       (5,732)        (5,732)
Sale of businesses                  --          --          --          --           --       36,828         36,828
Exceptional charge                  --          --          --          --           --        4,047          4,047
                                ------     -------     -------     -------      -------   ----------        -------
At 31 December 1997             37,527     394,199     467,972      21,516      335,763     (911,691)       345,286
                                ======     =======     =======     =======      =======   ==========        =======

                                        Share                   Profit
                          Called-up    premium      Other      and loss
                            share      account    reserves      account       Total
                         (Pounds)000 (Pounds)000 (Pounds)000  (Pounds)000  (Pounds)000
                         ----------- ----------- -----------  -----------  -----------
COMPANY
At 1 January 1996             37,516     393,924     336,119       23,824      791,383
Exercise of share
 options                          11         272          --           --          283
Exchange adjustment on
 amounts due from other
 Group undertakings               --          --      (9,957)          --       (9,957)
Retained loss for the
 year                             --          --          --       (1,815)      (1,815)
                              ------     -------     -------       ------      -------
At 31 December 1996           37,527     394,196     326,162       22,009      779,894
Exercise of share
 options                          --           3          --           --            3
Exchange adjustment on
 amounts due from other
 Group undertakings               --          --        (282)          --         (282)
Retained profit for the
 year                             --          --          --        2,978        2,978
                              ------     -------     -------       ------      -------
At 31 December 1997           37,527     394,199     325,880       24,987      782,594
                              ======     =======     =======       ======      =======

NOTE 19 CASH FLOW INFORMATION

a) Purchase of subsidiary undertakings

                          Businesses Acquired
                        ------------------------
                           1997         1996
                        (Pounds)000  (Pounds)000
                        -----------  -----------
Net assets acquired
  Fixed assets                4,021        5,270
  Other assets                6,288        3,038
  Creditors                  (6,254)      (6,282)
  Provisions                    619         (565)
                             ------       ------
                              4,674        1,461
  Minority interests             --         (200)
  Goodwill                    1,757        7,788
                             ------       ------
                              6,431        9,049
                             ======       ======
Satisfied by:
  Cash                        7,737        9,049
  Cash at bank acquired      (1,306)          --
                             ------       ------
                              6,431        9,049
                             ======       ======

b) Sale of businesses

                                    Businesses Sold
                                ------------------------
                                   1997         1996
                                (Pounds)000  (Pounds)000
                                -----------  -----------
Net assets sold:
  Property and equipment             45,292           --
  Current assets                     23,174           --
  Creditors                         (19,482)          --
  Provisions                         (4,945)          --
                                    -------         ----
                                     44,039           --
  Minority interest                  (3,967)          --
  Goodwill                           36,828           --
  Foreign exchange rate changes      (5,214)          --
                                    -------         ----
                                     71,686           --
                                    =======         ====
Cash proceeds:
  Cash                               73,254           --
  Cash divested                      (1,568)          --
                                    -------         ----
                                     71,686           --
                                    =======         ====

c) Analysis of changes in net debt

                                               Acquisitions  Other non-    Exchange
                  1 January 1997   Cash flow   & Disposals  cash changes   movements   31 December 1997
                   (Pounds)000    (Pounds)000  (Pounds)000  (Pounds)000   (Pounds)000    (Pounds)000
                  --------------  -----------  ------------ ------------  -----------  ----------------
Cash                      40,891       (2,383)           --           --       (1,856)           36,652
Debt, short-term        (188,583)     188,583        12,488      (83,509)       7,577           (63,444)
Due to Old WMI           (90,376)      92,137            --           --       (2,429)             (668)
Debt, long-term         (362,982)     116,926         1,055       84,102       25,254          (135,645)
                        --------     -------       -------      -------      -------           --------
                        (601,050)     395,263        13,543          593       28,546          (163,105)
Liquid resources           3,241       (3,240)           --           --           --                 1
                        --------     -------       -------      -------      -------           --------
Net debt                (597,809)     392,023        13,543          593       28,546          (163,104)
                        ========     =======       =======      =======      =======           ========

Liquid resources relate to term deposits only.

NOTE 20 GUARANTEES AND OTHER FINANCIAL COMMITMENTS

a) Capital commitments

                                                            Group
                                                   -----------------------
                                                      1997        1996
                                                   (Pounds)000 (Pounds)000
                                                   ----------- -----------
At the end of the year, capital commitments were:
  Contracted but not provided for                     9,764      18,670
  Authorised but not contracted for                   4,565       8,032

In January 1998, the Group completed the sale of its waste-to-energy facility in Hamm, Germany for approximately (Pounds)83,000,000. No material gain or loss was recognised on the transaction under UK GAAP (and a gain of (Pounds)9,000,000 under US GAAP). In 1997, the facility had turnover of (Pounds)21,087,000 and had no material impact on retained profit.

b) Contingent liabilities

i) The Company has guaranteed debt and other liabilities of certain subsidiary undertakings. The amount outstanding at 31 December 1997 was (Pounds)259,311,000.

ii) Subsidiary undertakings have unsecured guarantees to third parties outstanding amounting to (Pounds)20,710,000.

iii) The Group had 1,114 performance bonds outstanding at year end totalling (Pounds)82,111,000 (Company--none).

iv) The Group provides for closure and post-closure monitoring costs over the operating life of disposal sites as air space is consumed. These costs include such items as the final cap and cover on the site, methane gas and leachate management, and groundwater monitoring. The Group has also established procedures to evaluate potential environmental remediation liabilities at sites which it owns or operated, including sites acquired in business combinations. Where the Group concludes that it is probable that a liability has been incurred, provision is made in the financial statements for the Group's best estimate of the liability. Such estimates are subsequently revised as deemed necessary as additional information becomes available. In connection with acquisitions, a review is made for potential existing environmental liabilities of the acquired company, and such liabilities are recognised through acquisition adjustments where they meet the criteria of being probable and reasonably quantifiable.

  At 31 December 1996 and 1997, total environmental provisions on the accompanying balance sheet, including closure and post-closure but excluding any reimbursement from Old WMI, were (Pounds)77,161,000 and (Pounds)55,488,000 respectively.

v) In the ordinary course of conducting its business, the Group becomes involved in litigation, administrative proceedings and governmental investigations, including environmental matters. Some of these proceedings may result in fines, penalties or judgements being assessed against the Group which, from time to time, may have an impact on earnings for a financial period. The directors do not believe that these proceedings, individually or in the aggregate, are material to its business or financial condition.

  During the first quarter of 1995, the Group received an assessment from the Swedish Tax Authority relating to a transaction completed in 1990. The assessment is approximately 417 million Krona ((Pounds)32 million) plus interest accruing on such assessment. The Group believes that all appropriate tax returns and disclosures were properly filed at the time of the transaction, and is vigorously contesting the assessment.

c) Lease commitments

The Group has entered into non-cancellable operating leases in respect of vehicles and equipment, the payments for which extend over a period of up to six years. The total annual rental for 1997 was (Pounds)7,131,000 (1996-- (Pounds)8,934,000). The lease agreements provide typically that the Group will pay all insurance, maintenance and repairs.

In addition, the Group leases certain land and buildings on short- and long-term operating leases. The annual rental on these leases was (Pounds)12,547,000 (1996--(Pounds)12,756,000). The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. The Group typically pays all insurance, maintenance and repairs of these properties.

The annual rental commitments under the foregoing leases comprise:

                                        Group
                               -----------------------
                                            Vehicles
                                               and
                                Property    equipment
                               ----------- -----------
                               (Pounds)000 (Pounds)000
1997
Operating leases which expire
--within one year                   728            629
--within two-five years           4,083          3,288
--after five years                2,966            569
                                  -----          -----
                                  7,777          4,486
                                  =====          =====
1996
Operating leases which expire
--within one year                 1,005          1,106
--within two-five years           3,186          1,549
--after five years                4,623            437
                                  -----          -----
                                  8,814          3,092
                                  =====          =====

d) Pension arrangements

The Group has defined benefit pension plans for selected eligible employees in Sweden and the UK. The benefits are generally based on the employee's years of service and compensation during a period of the employee's highest consecutive earning years out of a given period of employment. It is the Group's policy to fund the minimum required amount determined by local law and its actuaries. The Swedish plan, mandated under a collective bargaining agreement, allows the Group to retain pension plan fundings within its operations so long as it contracts with an insurance company to guarantee its future employee pension commitments. The pension cost is assessed in accordance with the advice of an independent professionally qualified actuary.

Regular pension cost based on the discount rates of 7.7 per cent. in 1996 and
7.3 per cent. in 1997, included the following components:

                                                  1997        1996
                                               (Pounds)000 (Pounds)000
                                               ----------- -----------
Service cost-benefits earned during the year      1,469       1,756
Interest cost on projected benefit obligation     1,647       1,413
Expected return on plan assets                   (1,523)     (1,293)
Net amortisation and deferral                      (130)       (135)
                                                    ------      ------
Net regular pension cost                          1,463       1,741
                                                    ======      ======

Assumptions as of 31 December, which are used to determine the plans' funded status at the respective dates, are as follows:

                                             1997 1996
                                              %    %
                                             ---- ----
Discount rate                                7.3  7.7
Rate of increase in compensation levels      5.0  5.3
Expected long-term rate of return on assets  8.5  8.5

The following table sets forth the plans' funded status and the amount recognised in the Group's Balance Sheets at 31 December 1997 and 1996 for its pension plans:

                                                         1997        1996
                                                      (Pounds)000 (Pounds)000
                                                      ----------- -----------
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATIONS:
Accumulated benefit obligations (all vested)            (23,108)    (19,061)
                                                          =======     =======
Projected benefit obligation                            (26,115)    (22,166)
Plan assets at fair value, primarily equities, bonds
 and real estate                                         21,623      17,285
                                                          -------     -------
Plan assets less than projected benefit obligation       (4,492)     (4,881)
Unrecognised net (gain)/loss                                257        (120)
Unrecognised overfunding                                 (1,162)     (1,328)
                                                          -------     -------
Pension cost included in accruals                        (5,397)     (6,329)
                                                          =======     =======

The Netherlands has a pension plan that is fully funded by the purchase of non-participating annuity contracts. The regular pension cost of this plan for 1997 is (Pounds)388,000 (1996--(Pounds)534,000; 1995--(Pounds)486,000). Except
as noted above, there have been no significant changes in existing plans during the period. The Group continues to evaluate the governmental, social and retirement plans which cover its employees in the countries in which it operates with the objective of implementing a plan or plans so that its employees ultimately have available retirement benefits which are competitive in the countries in which it operates. The Group has no post retirement benefit plans other than the above pension plans. In respect of Mr. Falkman, the Group maintains an unfunded, unapproved pension plan designed to provide him with retirement benefits which are substantially the same as those available under the plans of Old WMI existing in the United States and in which he participated prior to joining the Group. Payments from such unfunded plan will be disclosed when paid as a pension. During 1997, the Group accrued (Pounds)22,200 in respect of Mr. Falkman's unfunded pension plan.

The Group also has eight defined contribution pension plans for selected eligible employees in the UK, Australia, the Netherlands, Denmark, Sweden and Hong Kong. These plans cover approximately 4,000 employees. Regular pension cost was (Pounds)3,982,000 in 1997 (1996--(Pounds)4,202,000; 1995--
(Pounds)4,106,000).

The employees seconded from Old WMI, Chemical Waste Management, Inc. and WTI are included in those companies' plans. The Group is charged for the costs related to the seconded employees.

e) Derivatives

From time to time, the Group and certain of its subsidiaries use derivatives to manage interest rate, currency and commodity (fuel) risk. The Group's policy is to use derivatives for risk management purposes only, and it does not enter into such contracts for trading purposes. The Group enters into derivatives only with counterparties which are financial institutions of at least A- or A3 credit ratings, to minimise credit risk. The amount of derivatives outstanding at any one point in time and gains or losses from their use have not been and are not expected to be material to the Group's financial statements.

Instruments used as hedges must be effective at managing risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments must have a high degree of inverse correlation with changes in market values or cash flows of underlying hedged items. Derivatives that meet the hedge criteria are accounted for under the deferral or accrual method, except for currency agreements as discussed below. If a derivative does not meet or ceases to meet the aforementioned criteria, or if the designated hedged time ceases to exist, then the Group subsequently uses fair value accounting for the derivative, with gains or losses included in sundry income. If a derivative is terminated early, any gain or loss, including amounts previously deferred, is deferred and amortised over the remaining life of the terminated contract or until the anticipated transaction occurs.

Interest Rate Agreements

Certain of the Group's subsidiaries have entered into interest rate swap agreements to balance fixed and floating rate debt in accordance with management's criteria. The agreements are contracts to exchange fixed and floating interest rate payments periodically over a specified term without the exchange of the underlying notional amounts. The agreements provide only for the exchange of interest on the notional amounts at the stated rates, with no multipliers or leverage. Differences paid or received are accrued in the financial statements as part of interest expense on the underlying debt over the life of the agreements and the swap is not recorded on the balance sheet or marked to market. As of 31 December 1997, interest rate agreements in notional amounts and with terms set forth in the following table were outstanding:

     Currency       Notional Amount Receive   Pay  Duration of Agreements
------------------  --------------- -------- ----- ----------------------
Hong Kong Dollar      100 million   Floating Fixed    Jan  1996-July 1998
Italian Lira           98 billion   Floating Fixed      Mar 1996-Mar 1999
German Deutschmark    150 million   Floating Fixed     Mar 1996-Jan  2000
Dutch Guilder         115 million   Floating Fixed     Nov 1996-Jan  2000

Currency Agreements

From time to time, the Group uses foreign currency derivatives to mitigate the impact of translation on foreign earnings. Typically these have taken the form of put options and offsetting put and call options with different strike prices. The Group receives or pays, based on the notional amount of the option, the difference between the average exchange rate of the hedged currency against the base currency and the average (strike price) contained in the option. Complex instruments involving multipliers or leverage are not used. While the Group may incur an expense in connection with these agreements, it will recognise an offsetting increase in the translation of foreign earnings or income from foreign investees. Although the purpose for using such derivatives is to mitigate currency risk, they do not qualify for hedge accounting under generally accepted accounting principles and accordingly, must be adjusted to market value at the end of each accounting period. Gains and losses on currency derivatives to date have not been material. There were no currency derivatives outstanding at 31 December 1997 of the type listed above. In 1997 the Group entered into a foreign forward exchange contract in the amount of 60.3 million Dutch Guilders to sell Italian Lire. This was to hedge certain intercompany loans to Italian subsidiaries which are expected to be repaid in 1998.

In addition, the Group entered into a contract to sell amounts equivalent to the amounts expected to be received in 1999, 2000, 2001, and 2002 related to the interest on certain loan notes received by the Group as part of the consideration for the sale of the Group's French subsidiaries.

Commodity Agreements

The Group utilises derivatives to seek to mitigate the impact of fluctuations in the price of fuel used by its vehicles. The primary instrument used is a zero-cost collar. Quantities hedged do not exceed anticipated fuel purchases. Gains or losses are recognised in operating expenses, as cost of fuel purchases, when paid or received. The Group had no contracts outstanding at 31 December 1997.

NOTE 21 FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Group, using available market information and commonly accepted valuation methodologies. However, considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Group or the holders of the instruments could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented are based on information available at 31 December 1997 and 1996, and such amounts have not been revalued since those dates.

                              31 December 1997          31 December 1996
                           ------------------------  ------------------------
                            Carrying     Estimated    Carrying     Estimated
                             amount     fair value     amount     fair value
                           (Pounds)000  (Pounds)000  (Pounds)000  (Pounds)000
                           -----------  -----------  -----------  -----------
Non-derivatives--
  Cash at bank and in hand      36,652       36,652       40,891       40,891
  Trade debtors                222,700      222,700      300,308      300,308
  Other fixed and current
   asset investments             1,625        1,625      187,157      187,157
  Long-term debt              (199,089)    (199,089)    (551,565)    (551,565)
  Amounts due to Old WMI          (668)        (668)     (90,376)     (90,203)
Derivatives relating to
 debt                               --       (3,259)          --       (2,780)
Other derivatives carried
 as--
  Prepayments                       --           --           --           --
  Accruals and deferred
   income                           --           --           --          (48)
Letters of credit, bonds
 and guarantees                     --           --           --           --

Cash and trade debtors

The carrying amounts of these items are considered a reasonable estimate of their fair value.

Investments

The quoted market prices or contracted sale price of listed investments were used as fair value.

Long-term debt

Interest rates currently available to the Group for debt with similar terms and remaining maturities were used to estimate fair value.

Derivatives

The fair value of derivatives generally reflects the estimated amounts that the Group would receive or pay to terminate the contracts at 31 December, thereby taking into account unrealised gains and losses.

Dealer quotes are available for most of the Group's derivatives. Deferred realised gains and losses are shown as assets and liabilities as offsetting such amounts against the related non-derivative instruments is permitted only pursuant to a right of setoff or a master netting agreement.

Off-balance sheet financial instruments

In the normal course of business, the Group is a party to financial instruments with off-balance sheet risk, such as bank letters of credit, performance bonds and other guarantees, which are not reflected in the Group balance sheet. Such instruments are valued based on the amount of exposure under the instrument and the likelihood of performance being required. The directors do not expect any material losses to result from these instruments, and therefore are of the opinion that the fair value is (Pounds)nil.

NOTE 22 EXCEPTIONAL CHARGES

In 1995, the Group recorded an exceptional charge of (Pounds)123,160,000 before income taxes, which reduced retained profit by (Pounds)96,400,000. This charge was the result of an extensive review of operations to refocus the Group on its core waste business and to streamline its country management structure. The charge related to consolidation of country and regional offices, reduction of office staffing levels and the centralisation of certain functions in the country organisations to improve efficiencies. Certain non-core businesses and investments were discontinued or sold, as well as core businesses and investments located in low-potential markets. Certain hazardous waste treatment technologies and processes were abandoned where the expected returns did not justify the current market risk. The charge included (Pounds)22,000,000 of future cash payments for employee severance and rents under non-cancellable leases. Approximately (Pounds)7,000,000 was paid prior to 31 December 1995, with (Pounds)8,000,000 paid in 1996 and (Pounds)4,000,000 paid in 1997. The balance is primarily payments on leased facilities that will continue into the future.

Following a strategic assessment in 1996 of the Group's European markets, the Group decided to reduce its investment in France, Spain and Austria, through the sale of various operations in those countries. In addition, the Group wrote off the investment in its hazardous waste disposal facility in Germany because regulatory changes had adversely affected its volumes. Substantially all of these businesses were sold in 1997. These decisions resulted in a 1996 fourth quarter exceptional charge of (Pounds)127,735,000 before and after taxes, reducing the carrying value of these businesses to their estimated realised value.

In the fourth quarter of 1997 the Group recorded a charge of (Pounds)65,456,000 before tax and minority interest (net of residual provisions no longer required of (Pounds)14,255,000), related to:

(a) abandonment of certain development projects no longer considered feasible due to economic and competitive conditions;

(b) write down to estimated realisable value of certain businesses to be sold or closed, primarily in Italy and Germany;

(c) provision for severance, demobilisation and loss on disposition of operating assets in connection with the loss of the bid for the renewal of the cleaning contract for the City of Buenos Aires, Argentina; and

(d) severance and other costs related to reorganisation of operations and legal structure primarily in Italy, Sweden and the United Kingdom. Approximately (Pounds)9,000,000 of the charge consists of cash costs related to severance which are expected to be paid in 1998.

NOTE 23 ULTIMATE PARENT COMPANY

The Company's ultimate parent company is Old WMI incorporated in Delaware, USA.

The only group of which the Company is a member and in which its results are consolidated is that headed by Old WMI. The consolidated accounts of this group are available to the public and may be obtained from Old WMI, 3003 Butterfield Road, Oak Brook, Illinois 60521, USA.

The Company has entered into the following contracts of significance with Old WMI and its affiliates:

i) Third Amended and Restated International Development Agreement, dated 1 January 1993, which provides for the exercise of voting rights by Old WMI, WTI and Rust in connection with the election of directors to the Board of the Company and confers subscription rights on each of Rust and WTI to maintain a 10 per cent. equity interest in the Company and on Old WMI to maintain, together with its subsidiaries, an aggregate 55 per cent. interest;

ii) First Amended and Restated International Business Opportunities Agreement ("IBOA"), dated 1 January 1993, whereby business opportunities throughout the world are allocated amongst the Group and various other subsidiaries of Old WMI. By an Amendment Agreement dated 10 July 1995, the IBOA was amended with the approval of the Company's shareholders (other than Old WMI, WTI and Rust), to modify the allocation of waste-to-energy business opportunities outside North America, Germany and Italy.

NOTE 24 US ACCOUNTING PRINCIPLES

Goodwill

US GAAP requires that goodwill be amortised over its estimated useful life not to exceed 40 years. As permitted under UK GAAP, the cost of goodwill is written off directly to reserves in the year in which it arises. For the purposes of the reconciliations shown below, goodwill acquired has been capitalised and amortised over its estimated useful life of 40 years.

Profit attributable to shareholders, earnings per ordinary share and equity shareholders' funds

The following is a summary of material adjustments to profit for the financial year attributable to shareholders, to earnings per ordinary share and to equity shareholders' funds which would be required if US GAAP had been applied.

                                                             Group
                                                    ------------------------
                                                       1997         1996
                                                    (Pounds)000  (Pounds)000
                                                    -----------  -----------
Profit/(loss) for the financial year attributable
 to shareholders                                         21,298      (66,199)
Adjustment of accumulated goodwill amortisation on
 the exceptional charge and the write down of
 investment                                               2,047        8,260
Amortisation of goodwill, net of related minority
 interest                                               (19,446)     (24,075)
                                                        -------    ---------
As adjusted to conform with US GAAP                       3,899      (82,014)
                                                        =======    =========
EARNINGS/(LOSS) PER ORDINARY SHARE
Earnings/(loss) per ordinary share as adjusted to
 conform with US GAAP                                       1.0p       (21.9)p
                                                        =======    =========
EQUITY SHAREHOLDERS' FUNDS
Equity shareholders' funds                              345,286      314,902
Increase for unamortised goodwill, net of related
 minority interest                                      627,123      742,398
                                                        -------    ---------
As adjusted to conform with US GAAP                     972,409    1,057,300
                                                        =======    =========

As a result of the sale of the shareholding in Wessex, as discussed in Note 10c, the Company recorded a loss before income tax of (Pounds)18,500,000 and income taxes of (Pounds)19,030,000. In addition, the 1996 special charge resulted in a before and after tax loss of (Pounds)127,735,000. These net losses of (Pounds)165,265,000 were determined under UK GAAP. Under US GAAP, the loss before income tax would be (Pounds)137,975,000, income taxes would have been (Pounds)19,030,000, resulting in a net loss of (Pounds)157,005,000. The difference between the UK GAAP and US GAAP accounting is all related to the different treatment of historical goodwill amortisation discussed above.

In 1997 the Company recorded an exceptional charge of (Pounds)50,035,000 after tax determined under UK GAAP. Under US GAAP the exceptional charge would have been (Pounds)47,988,000 principally reflecting the different treatment of historical goodwill discussed above.

 Balance sheets

The following is a summary of certain balance sheet captions and the amounts reported in the Group balance sheet, together with the related amounts as adjusted to conform with US GAAP.

                              As reported in the          As adjusted to
                              Group balance sheet      conform with US GAAP
                            ------------------------  ------------------------
                               1997         1996         1997         1996
                            (Pounds)000  (Pounds)000  (Pounds)000  (Pounds)000
                            -----------  -----------  -----------  -----------
Tangible fixed assets           653,851      766,819      653,851      766,819
Fixed asset investments           6,349       10,442        6,349       10,442
Intangible fixed assets              --           --      748,285      866,642
Current assets                  442,618      766,179      442,618      766,179
Creditors falling due
--within one year              (398,389)    (529,071)    (398,389)    (529,071)
--after one year               (136,313)    (453,358)    (136,313)    (453,358)
Provisions for liabilities
 and charges                   (107,300)    (125,935)    (107,300)    (125,935)
                               --------     --------    ---------    ---------
Net assets                      460,816      435,076    1,209,101    1,301,718
                               ========     ========    =========    =========
Equity shareholders' funds      345,286      314,902      972,409    1,057,300
Minority interests              115,530      120,174      236,692      244,418
                               --------     --------    ---------    ---------
Total capital employed          460,816      435,076    1,209,101    1,301,718
                               ========     ========    =========    =========

NOTE 25 SUBSEQUENT EVENT

On 11 March 1998, Old WMI entered into a merger agreement with WMI of the United States. The merger agreement, which is subject to approval by the shareholders of both companies, provides that upon consummation of the merger Old WMI's shareholders will receive 0.725 shares of WMI's common stock for each share of Old WMI common stock held immediately prior to the merger. If approved by the shareholders, the transaction is expected to close in the latter part of 1998.

Consummation of the merger agreement may affect certain of the Group's rights and obligations under contracts containing a change of control provision. The Group has not yet completed its evaluation of all of its contracts, however, it is believed that, with the exception of the following contracts, the merger will not materially affect the Group's rights or obligations under any significant contract.

The Facility contains certain change of control provisions which may be triggered by the Old WMI merger. Should the transactions between Old WMI and WMI be consummated as currently structured and be deemed to constitute a change of control for the purposes of the Facility, then the lenders under the Facility will have the right to terminate the agreement on three months' notice following the change of control. As of 17 March 1998, the Group had approximately (Pounds)43 million outstanding under the Facility. The Group believes that its relationships with the banks comprising the lending consortium are such that, even if the Old WMI transaction constitutes a change of control, it will be able to negotiate satisfactory credit facilities to replace the existing Facility in adequate amounts and on commercially reasonable terms.

The Group's joint venture agreement with Wessex provides that under certain circumstances generally involving an offer being made for all of the outstanding shares of Old WMI, Wessex has a right to purchase the Group's joint venture interest in Wessex Waste Management for the then fair market value. The proposed merger agreement between Old WMI and WMI, if consummated as currently structured, may constitute a triggering event under such provision. In 1997, the Group had turnover of (Pounds)167.8 million and operating profit (before minority interest) of (Pounds)21.9 million from the joint venture. The Group's carrying value (including goodwill) was (Pounds)212.6 million as of 31 December 1997. At this time, it is impossible to determine whether such a transaction would result in a gain or a loss because the price for such a sale is currently unknown.

                                    PART 4

                              INFORMATION ON WMI

The following combined unaudited pro forma condensed financial statements are based upon the historical financial statements of WMI and Old WMI. These combined unaudited pro forma condensed financial statements give effect to the Merger by combining the balance sheets and results of operations of WMI and Old WMI using the pooling of interests method of accounting as if the companies had been combined since their inception and as if Old WMI had issued 20 million shares of Old WMI common stock as of 31 March 1998. The combined unaudited pro forma condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved had the Merger been consummated as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of WMI. The combined unaudited pro forma condensed financial information does not give effect to any possible divestitures of business units required by the US antitrust regulatory authorities or to any cost savings which may result from the integration of WMI and Old WMI's operations, nor does such information include the nonrecurring costs directly related to the Merger which are expected to be included in operations of WMI within 12 months following the Merger. Such nonrecurring costs have yet to be determined; however, such costs are expected to be significant.

             COMBINED UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                 31 MARCH 1998

The following combined unaudited pro forma condensed balance sheet presents the combined financial position of WMI and Old WMI as of 31 March 1998. Such unaudited pro forma combined condensed balance sheet is based on the historical balance sheets of WMI and Old WMI as of 31 March 1998, after giving effect to the Merger using the pooling of interests method of accounting and to the pro forma adjustments as described in the notes to combined pro forma condensed financial statements.

                                                     Pro Forma          Combined
                             WMI        Old WMI     Adjustments        Pro Forma
                         ------------ ------------- ----------------  --------------
                         (In thousands, except share and par value amounts)
        ASSETS
CURRENT ASSETS:
 Cash and cash
  equivalents            $     46,260 $     311,861   $        --     $     358,121
 Short-term investments            --         3,053            --             3,053
 Accounts receivable,
  net                         468,619     1,448,797            --         1,917,416
 Notes and other
  receivables                  56,321        26,577            --            82,898
 Deferred income taxes         46,196            --            --            46,196
 Costs and estimated
  earnings in excess of
  billings on
  uncompleted contracts            --       158,964            --           158,964
 Prepaid expenses and
  other                        58,891       230,374            --           289,265
                         ------------ -------------   -----------     -------------
  Total current assets        676,287     2,179,626            --         2,855,913
Notes and other
 receivables                   22,951       100,044            --           122,995
Property and equipment,
 net                        4,601,573     7,126,426       (10,922)(a)    11,617,441
                                                          (99,636)(b)
Excess of cost over net
 assets of acquired
 businesses, net            1,905,285     3,674,333       (66,464)(a)     5,513,154
Other intangible
 assets, net                  126,526        11,746            --           138,272
Net assets of
 continuing businesses
 held for sale                     --       137,995            --           137,995
Other assets                  256,783       633,830       (28,124)(c)       862,489
                         ------------ -------------   -----------     -------------
  Total assets           $  7,589,405 $  13,864,000     $(205,146)    $  21,248,259
                         ============ =============   ===========     =============
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable        $    196,735 $     687,419   $        --     $     884,154
 Accrued liabilities          185,631     1,683,398            --         1,869,029
 Obligation to former
  Wheelabrator
  Technologies Inc.
  shareholders                     --       876,232      (614,400)(d)       261,832
 Deferred revenues             69,484       236,339            --           305,823
 Current maturities of
  long-term debt               46,527     1,025,685            --         1,072,212
                         ------------ -------------   -----------     -------------
  Total current
   liabilities                498,377     4,509,073      (614,400)(d)     4,393,050
Long-term debt, less
 current maturities         3,584,887     5,398,132            --         8,983,019
Deferred income taxes         323,320       216,797       (25,029)(a)       520,293
                                                            5,205 (b)
Closure, post-closure,
 and other liabilities        407,699     1,645,663       (85,557)(b)     1,967,805
                         ------------ -------------   -----------     -------------
  Total liabilities         4,814,283    11,769,665      (719,781)       15,864,167
                         ------------ -------------   -----------     -------------
Minority interest in
 subsidiaries                      --       739,442            --           739,442
                         ------------ -------------   -----------     -------------

                                 31 MARCH 1998

                                                     Pro Forma      Combined
                              WMI        Old WMI    Adjustments     Pro Forma
                           ----------  -----------  -----------    -----------
                             (In thousands, except share and par value
                                              amounts)
Commitments and contin-
 gencies
STOCKHOLDERS' EQUITY:
Preferred stock:
WMI: $.01 par value;
 10,000,000 shares
 authorized; none issued           --           --          --              --
Old WMI: $1 par value;
 50,000,000 shares autho-
 rized; none outstanding           --           --          --              --
Common stock:
WMI: $.01 par value,
 500,000,000 shares
 authorized; historical
 219,834,550 shares
 (572,269,938 pro forma
 shares) issued                 2,198           --       3,525 (d)       5,723
Old WMI: $1 par value;
 1,500,000,000 shares au-
 thorized; 507,101,744
 shares issued                     --      507,102    (507,102)(d)          --
Additional paid-in capi-
 tal                        2,436,447      990,270     (11,250)(c)   3,267,468
                                                      (147,999)(d)
Retained earnings             374,459    1,730,516     (34,888)(a)   2,033,929
                                                       (19,284)(b)
                                                       (16,874)(c)
Accumulated other compre-
 hensive income               (37,498)          --    (278,800)(e)    (316,298)
Foreign currency transla-
 tion adjustment                   --     (253,938)    (17,469)(a)          --
                                                       271,407 (c)
TREASURY STOCK:
WMI: 23,485 shares, at
 cost                            (484)          --          --            (484)
Old WMI: 40,983,967
 shares, at cost                   --   (1,265,976)  1,265,976 (d)          --
Restricted stock unearned
 compensation                      --      (10,252)         --         (10,252)
Employee stock benefit
 trust; 10,886,361 Old
 WMI shares, at market
 (7,892,612 pro forma
 shares)                           --     (335,436)         --        (335,436)
Minimum pension liability          --       (7,393)      7,393 (e)          --
                           ----------  -----------    ---------    -----------
Total stockholders' eq-
 uity                       2,775,122    1,354,893     514,635       4,644,650
                           ----------  -----------    ---------    -----------
Total liabilities and
 stockholders' equity      $7,589,405  $13,864,000   $(205,146)    $21,248,259
                           ==========  ===========    =========    ===========

   See notes to combined unaudited pro forma condensed financial statements.

                    COMBINED UNAUDITED PRO FORMA CONDENSED

                            STATEMENT OF OPERATIONS

The following combined unaudited pro forma condensed statement of operations for the three months ended 31 March 1998 was prepared based on the historical statements of operations of WMI and Old WMI for such period after giving effect to the Merger using the pooling of interests method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma condensed financial statements.

                                  Three Months Ended 31 March 1998
                             ------------------------------------------------
                                                    Pro Forma       Combined
                               WMI      Old WMI    Adjustments     Pro Forma
                             --------  ----------  -----------     ----------
                              (In thousands, except per share amounts)
Operating revenues           $769,440  $2,131,621     $     --     $2,901,061
                             --------  ----------     --------     ----------
COSTS AND EXPENSES:
Operating (exclusive of
 depreciation and
 amortization shown below)    397,492   1,621,985        3,785 (b)  1,757,707
                                                      (265,555)(f)
General and administrative     81,916     263,882         (217)(f)    345,581
Depreciation and
 amortization                  86,110          --         (424)(a)    351,458
                                                       265,772 (f)
Loss from continuing
 operations held for sale,
 net of minority interest          --       2,416           --          2,416
                             --------  ----------     --------     ----------
                              565,518   1,888,283      3,361        2,457,162
                             --------  ----------     --------     ----------
Income from operations        203,922     243,338     (3,361)         443,899
                             --------  ----------     --------     ----------
OTHER INCOME (EXPENSES):
Interest expense              (38,368)   (115,574)        --         (153,942)
Interest income                 1,799       4,310         --            6,109
Minority interests                 --     (25,302)        --          (25,302)
Other income, net              34,251      64,196    (28,124)(c)       70,323
                             --------  ----------     --------     ----------
                               (2,318)    (72,370)   (28,124)        (102,812)
                             --------  ----------     --------     ----------
Income before income taxes    201,604     170,968    (31,485)         341,087
Provision for income taxes     80,642      96,551        170 (a)      161,815
                                                      (4,298)(b)
                                                     (11,250)(c)
                             --------  ----------     --------     ----------
Net income                   $120,962  $   74,417   $(16,107)      $  179,272
                             ========  ==========     ========     ==========
Basic earnings per common
 share                       $   0.55  $     0.16                  $     0.33
                             ========  ==========                  ==========
Diluted earnings per common
 share                       $   0.52  $     0.16                  $     0.32
                             ========  ==========                  ==========
Weighted average number of
 common shares outstanding    219,201     455,096   (125,151)(g)      549,146
                             ========  ==========     ========     ==========
Weighted average number of
 common and dilutive poten-
 tial common shares out-
 standing                     244,250     455,296   (125,206)(g)      574,340
                             ========  ==========     ========     ==========

   See notes to combined unaudited pro forma condensed financial statements.

                    COMBINED UNAUDITED PRO FORMA CONDENSED

                            STATEMENT OF OPERATIONS

The following combined unaudited pro forma condensed statement of operations for the year ended 31 December 1997 was prepared based on the historical statements of operations of WMI and Old WMI for such year after giving effect to the Merger using the pooling of interests method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma condensed financial statements.

                                  Year Ended 31 December 1997
                         ----------------------------------------------------
                                                   Pro Forma       Combined
                            WMI        Old WMI    Adjustments      Pro Forma
                         ----------  -----------  -----------     -----------
                            (In thousands, except per share amounts)
Operating revenues       $2,613,768  $ 9,188,582  $        --     $11,802,350
                         ----------  -----------  -----------     -----------
COSTS AND EXPENSES:
Operating (exclusive of
 depreciation and
 amortization shown
 below)                   1,345,769    7,195,376       17,766 (b)   7,479,745
                                                   (1,079,166)(f)
General and
 administrative             284,946    1,129,237         (939)(f)   1,413,244
Depreciation and
 amortization               303,241           --         (990)(a)   1,382,356
                                                    1,080,105 (f)
Merger costs                109,411           --           --         109,411
Unusual items                24,720    1,626,252           --       1,650,972
Loss from continuing
 operations held for
 sale, net of minority
 interest                        --        9,930           --           9,930
                         ----------  -----------  -----------     -----------
                          2,068,087    9,960,795       16,776      12,045,658
                         ----------  -----------  -----------     -----------
Income (loss) from
 operations                 545,681     (772,213)     (16,776)       (243,308)
                         ----------  -----------  -----------     -----------
OTHER INCOME (EXPENSE):
Interest expense           (104,261)    (446,888)          --        (551,149)
Interest income               7,634       37,580           --          45,214
Minority interest                --      (45,442)          --         (45,442)
Other income, net            14,213      173,290      (61,331)(a)     126,172
                         ----------  -----------  -----------     -----------
                            (82,414)    (281,460)     (61,331)       (425,205)
                         ----------  -----------  -----------     -----------
Income (loss) from
 continuing operations
 before income taxes        463,267   (1,053,673)     (78,107)       (668,513)
Provision for income
 taxes                      189,944      215,667      (25,199)(a)     361,464
                                                      (18,948)(b)
                         ----------  -----------  -----------     -----------
Income (loss) from
 continuing operations   $  273,323  $(1,269,340) $   (33,960)    $(1,029,977)
                         ==========  ===========  ===========     ===========
Basic earnings (loss)
 per common share from
 continuing operations   $     1.31  $     (2.72)                 $     (1.88)
                         ==========  ===========                  ===========
Diluted earnings (loss)
 per common share from
 continuing operations   $     1.26  $     (2.72)                 $     (1.88)
                         ==========  ===========                  ===========
Weighted average number
 of common shares
 outstanding                208,246      466,601     (128,315)(g)     546,532
                         ==========  ===========  ===========     ===========
Weighted average number
 of common and dilutive
 potential common
 shares outstanding         233,371      466,601     (153,440)(g)     546,532
                         ==========  ===========  ===========     ===========

   See notes to combined unaudited pro forma condensed financial statements.

                    COMBINED UNAUDITED PRO FORMA CONDENSED

                            STATEMENT OF OPERATIONS

The following combined unaudited pro forma condensed statement of operations for the year ended 31 December 1996 was prepared based on the historical statements of operations of WMI and Old WMI for such year after giving effect to the Merger using the pooling of interests method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma condensed financial statements.

                                    Year Ended 31 December 1996
                           ---------------------------------------------------
                                                    Pro Forma       Combined
                              WMI       Old WMI    Adjustments      Pro Forma
                           ----------  ----------  -----------     -----------
                             (In thousands, except per share amounts)
Operating revenues         $1,649,131  $9,225,636  $        --     $10,874,767
                           ----------  ----------  -----------     -----------
COSTS AND EXPENSES:
Operating (exclusive of
 depreciation and
 amortization shown
 below)                       881,401   6,660,766       21,135 (b)   6,498,708
                                                    (1,064,594)(f)
General and
 administrative               200,101   1,095,459       (1,089)(f)   1,294,471
Depreciation and
 amortization                 191,044          --    1,065,683 (f)   1,256,727
Merger costs                  126,626          --           --         126,626
Unusual items                  63,800     435,464           --         499,264
Income from continuing
 operations held for
 sale, net of minority
 interest                          --        (315)          --            (315)
                           ----------  ----------  -----------     -----------
                            1,462,972   8,191,374       21,135       9,675,481
                           ----------  ----------  -----------     -----------
Income from operations        186,159   1,034,262      (21,135)      1,199,286
                           ----------  ----------  -----------     -----------
OTHER INCOME (EXPENSE):
Interest expense              (60,497)   (462,424)          --        (522,921)
Interest income                 6,699      27,904           --          34,603
Minority interest                  --     (41,289)          --         (41,289)
Other income, net               6,376     102,014           --         108,390
                           ----------  ----------  -----------     -----------
                              (47,422)   (373,795)          --        (421,217)
                           ----------  ----------  -----------     -----------
Income from continuing
 operations before income
 taxes                        138,737     660,467      (21,135)        778,069
Provision for income
 taxes                         70,398     436,473      (20,255)(b)     486,616
                           ----------  ----------  -----------     -----------
Income from continuing
 operations                $   68,339  $  223,994  $      (880)    $   291,453
                           ==========  ==========  ===========     ===========
Basic earnings per common
 share from continuing
 operations                $     0.39  $     0.46                  $      0.55
                           ==========  ==========                  ===========
Diluted earnings per
 common share from
 continuing operations     $     0.37  $     0.46                  $      0.54
                           ==========  ==========                  ===========
Weighted average number
 of common shares
 outstanding                  173,993     489,171     (134,522)(g)     528,642
                           ==========  ==========  ===========     ===========
Weighted average number
 of common and dilutive
 potential common shares
 outstanding                  182,680     490,029     (134,758)(g)     537,951
                           ==========  ==========  ===========     ===========

   See notes to combined unaudited pro forma condensed financial statements.

                    COMBINED UNAUDITED PRO FORMA CONDENSED

                            STATEMENT OF OPERATIONS

The following combined unaudited pro forma condensed statement of operations for the year ended 31 December 1995 was prepared based on the historical statements of operations of WMI and Old WMI for such year after giving effect to the Merger using the pooling of interests method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma condensed financial statements.

                                    Year Ended 31 December 1995
                           ---------------------------------------------------
                                                    Pro Forma       Combined
                              WMI       Old WMI    Adjustments      Pro Forma
                           ----------  ----------  -----------     -----------
                             (In thousands, except per share amounts)
Operating revenues         $1,216,082  $9,100,225  $        --     $10,316,307
                           ----------  ----------  -----------     -----------
COSTS AND EXPENSES:
Operating (exclusive of
 depreciation and
 amortization shown
 below)                       672,117   6,514,932       22,924 (b)   6,176,196
                                                    (1,033,777)(f)
General and
 administrative               169,686   1,091,747       (1,241)(f)   1,260,192
Depreciation and
 amortization                 143,878          --    1,035,018 (f)   1,178,896
Merger costs                   26,539          --           --          26,539
Unusual items                   4,733     389,359           --         394,092
Income from continuing
 operations held for
 sale, net of minority
 interest                          --     (25,110)          --         (25,110)
                           ----------  ----------  -----------     -----------
                            1,016,953   7,970,928       22,924       9,010,805
                           ----------  ----------  -----------     -----------
Income from operations        199,129   1,129,297      (22,924)      1,305,502
                           ----------  ----------  -----------     -----------
OTHER INCOME (EXPENSE):
Interest expense:
Nonrecurring                  (10,994)         --           --         (10,994)
Other                         (58,619)   (463,861)          --        (522,480)
Interest income                 6,682      34,883           --          41,565
Minority interest                  --     (81,367)          --         (81,367)
Other income, net               4,891     252,695           --         257,586
                           ----------  ----------  -----------     -----------
                              (58,040)   (257,650)          --        (315,690)
                           ----------  ----------  -----------     -----------
Income from continuing
 operations before income
 taxes                        141,089     871,647      (22,924)        989,812
Provision for income
 taxes                         60,313     451,741      (19,169)(b)     492,885
                           ----------  ----------  -----------     -----------
Income from continuing
 operations                $   80,776  $  419,906  $    (3,755)    $   496,927
                           ==========  ==========  ===========     ===========
Basic earnings per common
 share from continuing
 operations                $     0.56  $     0.86                  $      1.00
                           ==========  ==========                  ===========
Diluted earnings per
 common share from
 continuing operations     $     0.54  $     0.86                  $      0.99
                           ==========  ==========                  ===========
Weighted average number
 of common shares
 outstanding                  143,346     485,346     (133,470)(g)     495,222
                           ==========  ==========  ===========     ===========
Weighted average number
 of common and dilutive
 potential common shares
 outstanding                  150,575     500,312     (137,586)(g)     513,301
                           ==========  ==========  ===========     ===========

   See notes to combined unaudited pro forma condensed financial statements.

     NOTES TO COMBINED UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The combined unaudited pro forma condensed financial statements assume the issuance of WMI Common Stock in exchange for all outstanding Old WMI Common Stock. Such financial statements also assume that the Merger will be accounted for using the pooling of interests method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. The pooling of interests method of accounting assumes that the combining companies have been merged from their inception, and the historical financial statements for periods prior to consummation of the Merger are restated as though the companies had been combined from their inception.

Pursuant to the rules and regulations of the US Securities and Exchange Commission, the combined unaudited pro forma condensed statements of operations exclude the results of operations associated with discontinued businesses, extraordinary items and cumulative effects of accounting changes. The combined unaudited pro forma condensed financial statements do not give effect to any cost savings which may result from the integration of WMI's and Old WMI's operations, nor do they include the nonrecurring costs directly related to the Merger which are expected to be included in operations of WMI within twelve months succeeding the Merger. Such nonrecurring costs have yet to be determined; however, such costs are expected to be significant.

Certain reclassifications have been made to the historical financial statements of WMI and Old WMI to conform to the pro forma presentation. Such reclassifications are not material to the combined unaudited pro forma condensed financial statements

2. PRO FORMA ADJUSTMENTS

(a) In June 1997, Old WMI sold a majority of its Canadian solid waste businesses to WMI and, as a result of such sale, recorded a pre-tax gain of approximately $61,331,000. WMI accounted for this transaction as a purchase business combination and allocated the purchase price to the assets acquired and liabilities assumed accordingly. Assuming that WMI and Old WMI had been combined since their inception, the gain recorded by Old WMI in 1997 has been eliminated and the basis recorded by WMI for assets acquired and liabilities assumed has been restored to Old WMI's historical book value. In addition, the Combined Unaudited Pro Forma Condensed Statement of Operations for the year ended 31 December 1997 and the three months ended 31 March 1998 have been adjusted for the effect of lower amortization as a result of restoring the book basis of the assets acquired and liabilities assumed by WMI to the historical book value of Old WMI.

(b) Adjustments have been made to conform the accounting for certain landfill related issues as if the companies had been combined since their inception. The net impact of those adjustments on income (loss) from continuing operations was an increase of $1,182,000 and $513,000 for the year ended 31 December 1997 and the three months ended 31 March 1998, respectively, and a decrease of $3,755,000 and $880,000 for the years ended 31 December 1995 and 1996, respectively.

(c) In November 1997, WMI purchased a 49 per cent. limited partner interest in LJ Water Partners, L.P. ("the Limited Partnership"), which was formed for the purpose of acquiring shares of Old WMI Common Stock on the open market. The Limited Partnership purchased shares of Old WMI Common Stock during November 1997 and sold substantially all of such shares in March 1998. For the three months ended 31 March 1998, WMI recorded other income of $28,124,000 for its equity in the earnings of the Limited Partnership. An adjustment has been made to reverse WMI's equity in the earnings of the Limited Partnership to account for the transaction as if the companies had been combined since their inception.

(d) The stockholders' equity accounts have been adjusted to reflect the assumed issuance of 352,435,388 shares of WMI Common Stock for the 486,117,777 shares of Old WMI Common Stock issued and outstanding based on an exchange ratio of 0.725 of a share of WMI Common Stock for each outstanding share of Old WMI Common Stock. The assumed issuance of shares considers the 507,101,744 shares of Old WMI Common Stock issued, the 40,983,967 shares of Old WMI Common Stock held in treasury that will be cancelled upon consummation of the Merger, and the 20 million shares of Old WMI Common Stock expected to be issued to reverse certain share repurchases effected by Old WMI. Assuming that 20 million shares of Old WMI Common Stock are issued through a public sale at an offering price of $32 per share and net issuance costs of 4 per cent., net proceeds would be $614,400,000, which would be used to reduce the obligation to former WTI stockholders. See Note 3 below. The actual number of shares of WMI Common Stock to be issued pursuant to the Merger will be based upon the number of shares of Old WMI Common Stock issued and outstanding immediately prior to the consummation of the Merger.

(e) Adjustments have been made to reclassify Old WMI's foreign currency translation adjustment and minimum pension liability to accumulated other comprehensive income to conform to the presentation of WMI as if the companies had been combined since their inception.

(f) Adjustments have been made to reclassify Old WMI's depreciation and amortization from operating expenses and general and administrative expenses to a separate line item to conform to the presentation of WMI as if the companies had been combined since their inception.

(g) Pro forma basic earnings per common share for each period are based on the combined weighted average number of common shares outstanding, after giving effect to the issuance of 0.725 of a share of WMI Common Stock for each share of Old WMI Common Stock. Pro forma diluted earnings per common share for each period are based on the combined weighted average number of common and dilutive potential common shares outstanding, after giving effect to the issuance of 0.725 of a share of WMI Common Stock for each outstanding share of Old WMI Common Stock. The combined weighted average shares outstanding used in the pro forma basic and diluted earnings per share calculations are net of the shares of Old WMI Common Stock that are held by the Old WMI employee stock benefit trust and are treated similar to treasury shares for earnings per share calculation purposes. The combined pro forma diluted earnings per share for the year ended 31 December 1995 and the three months ended 31 March 1998 have been calculated assuming conversion of certain convertible debt, and therefore interest, net of taxes, $9,100,000 and $5,014,000, respectively, has been added back to income from continuing operations for this calculation. The WMI diluted earnings per common share for the year ended 31 December 1997 includes 25,125,000 dilutive potential common shares that become antidilutive for purposes of calculating the combined pro forma diluted earnings per common share.

3. PRO FORMA EFFECT OF OLD WMI EQUITY OFFERING ON RESULTS OF OPERATIONS

As previously discussed, in order for the Merger to qualify as a pooling of interests, approximately 20 million shares of Old WMI Common Stock must be issued to reverse certain share repurchases effected by Old WMI, Assuming that 20 million shares were issued at an offering price of $32 per share and net issuance costs of 4 per cent., net proceeds to Old WMI would be $614,400,000. The proceeds from the sale of stock, after payment of dividends on such stock based on the historical dividend rate, are assumed to be used to reduce outstanding indebtedness at an average borrowing rate of 6 per cent. The applicable tax rate is assumed to be 42 per cent. The following table summarizes the pro forma effect of the equity offering as if the offering has occurred at the beginning of the periods presented in the Combined Unaudited Pro Forma Condensed Statements of Operations:

                                                                  Three Months
                                     Year Ended 31 December      Ended 31 March
                                  -----------------------------  --------------
                                    1995     1996      1997           1998
                                  -------- -------- -----------  --------------
                                    (In thousands, except per share amounts)
Pro forma income (loss) from
 continuing operations            $496,927 $291,453 $(1,029,977)    $179,272
Decrease in interest expense as
 a result of equity offering,
 net of tax benefit                 20,964   20,943      20,915        5,316
                                  -------- -------- -----------     --------
Pro forma income (loss) from
 continuing operations after
 equity offering                  $517,891 $312,396 $(1,009,062)    $184,588
                                  ======== ======== ===========     ========
Pro forma basic earnings per
 common share from continuing
 operations after equity
 offering                         $   1.02 $   0.58 $     (1.80)    $   0.33
                                  ======== ======== ===========     ========
Pro forma diluted earnings per
 common share from continuing
 operations after equity
 offering                         $   1.00 $   0.57 $     (1.80)    $   0.32
                                  ======== ======== ===========     ========
Weighted average number of
 common shares outstanding after
 equity offering                   509,722  543,142     561,032      563,646
                                  ======== ======== ===========     ========
Weighted average number of
 common and potential dilutive
 shares outstanding after equity
 offering                          527,801  552,451     561,032      588,840
                                  ======== ======== ===========     ========

                                    PART 5

                             TERMS AND CONDITIONS

The Proposal is conditional upon the Scheme becoming unconditional and becoming effective by not later than 31 December 1998 or such later date as the Company and WMII may agree and the Court may approve.

1. The Scheme will become effective following:

(a) the approval by a majority in number, representing 75 per cent. in value, of the Scheme Shares held by those present and voting, either in person or by proxy, at the Court Meeting or at any adjournment thereof;

(b) the special resolution set out on pages 80 and 81 of this document being passed at the Extraordinary General Meeting or at any adjournment thereof;

(c) The Scheme being sanctioned by the Court, with or without modification as provided for in the Scheme, and confirmation of the reduction of capital involved therein by the Court, and an office copy of the order of the Court being delivered for registration to the Registrar of Companies in England and Wales (and registered by him in relation to the reduction of capital).

2. The Company and WMII have agreed that, subject as stated in paragraph 3 below, the Proposal will also be conditional upon the following conditions being satisfied or waived and, accordingly, the necessary action to make the Scheme effective will not be taken unless such conditions have been so satisfied or waived by WMII:

(a) no government or governmental, quasi-governmental, supranational, statutory or regulatory body, trade agency, court or other body or person in any jurisdiction having instituted, implemented or threatened any action, proceedings, suit, investigation or enquiry, or having enacted, made or proposed any statute, regulation or order or taken any measures or other steps, that would or might make the Scheme or any part of it or the issue of the Transaction Statement, void, unenforceable or illegal, or directly or indirectly restrain, restrict, prohibit, delay or otherwise interfere in a material way with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise challenge or in a material way hinder, the Scheme or any part of it or the Transaction Statement, or (save as fairly disclosed to Old WMI or any of its subsidiaries other than any member of the Group prior to 29 June 1998) otherwise materially and adversely affect the business, profits or prospects of the Group taken as a whole;

(b) all authorisations, orders, grants, recognitions, confirmations, consents, clearances, permissions and approvals ("authorisations") and determinations which are material in the context of the Group taken as a whole or the Scheme necessary or appropriate in any jurisdiction for or in respect of the Scheme and each part of it being obtained in terms and in a form reasonably satisfactory to WMII from any persons or bodies (including, without limitation, any government or governmental, quasi-governmental, supranational, statutory or regulatory body, trade agency or court) with whom any member of the Group has entered into contractual arrangements (other than any such authorisation or determination required only from Old WMI or any company controlled in relation to any such authorisation or determination by Old WMI, if any) and such authorisations and determinations together with all authorisations and determinations (other than any such authorisation or determination required only from Old WMI or any company controlled in relation to any such authorisation or determination by Old WMI, if any) which are material in the context of the Group taken as a whole or the Scheme necessary or appropriate for any member of the Group to carry on its business remaining in full force and effect and there being no indication of any intention to revoke, suspend, restrict, modify or not renew any of the same and all appropriate waiting periods under any applicable legislation and regulations in any jurisdiction which are material in the context of the Group taken as a whole or the Scheme and all necessary statutory or regulatory obligations in any jurisdiction which are material in the context of the Group taken as a whole or the Scheme having been complied with;

(c) there being no provision of any arrangement, agreement, licence or other instrument to which any member of the Group is a party or by or to which any member of the Group or any part of its assets may be bound, entitled or subject which would or might, as a result of the Scheme or any part of it, to an extent which is material in the context of the Group taken as a whole or the Scheme, result in (i) any moneys borrowed or other indebtedness (actual or contingent) of any member of the Group being or becoming repayable or capable of being declared repayable prior to its stated maturity or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited; (ii) any such arrangement, agreement, licence or instrument being breached, terminated or materially modified or any onerous obligation or liability arising or any material action being taken or right to take the same arising thereunder; or (iii) the interests of any member of the Group with any person under any such arrangement, agreement, licence or instrument or the interests or business of any such member in or with any other person or body (or any arrangements relating to such interests or business) being terminated, modified or materially adversely affected or any right to so terminate, modify or affect arising, and there being no indication of any intention to so terminate, modify or affect; or (iv) the respective financial or trading position or prospects of any such member being prejudiced or adversely affected; and

(d) since 31 March 1998 and save for any matter fairly disclosed to Old WMI or any of its subsidiaries other than any member of the Group prior to 29 June 1998 (i) no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of the Company or any other member of the Group which is material in the context of the Group taken as a whole; (ii) no litigation or arbitration, prosecution or other legal proceedings having been instituted or threatened by or against or otherwise involving any member of the Group and no investigation by any relevant authority against or in respect of any member of the Group having been threatened in writing, announced or instituted or remaining outstanding by, against or in respect of any such member and which in any such case might materially and adversely affect the Group taken as a whole; and (iii) no contingent or other liability having arisen which is likely materially and adversely to affect the Group taken as a whole.

3. WMII reserves the right, in its absolute discretion, to waive all or any of the conditions in paragraph 2 above, in whole or in part.

WMII shall be under no obligation to waive or treat as fulfilled any of the above conditions by a date earlier than the latest date specified above for the fulfilment thereof notwithstanding that any such condition or the other conditions of the Proposal may at such earlier date have been fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

                                    PART 6

     TAXATION INFORMATION FOR UK AND US HOLDERS OF ORDINARY SHARES OR ADRS

1. UNITED KINGDOM TAXATION

The following paragraphs, which are intended as a general guide only, are based on current legislation and Inland Revenue practice. They summarise certain limited aspects of the UK taxation treatment of the Scheme, as they relate (except insofar as express reference is made to the treatment of non-UK residents) to the holders of Scheme Shares who are the beneficial owners of their Scheme Shares, who hold their Scheme Shares as an investment, and who are resident in the UK for tax purposes. SHAREHOLDERS WHO ARE IN ANY DOUBT AS TO THEIR TAXATION POSITION OR WHO ARE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UK OR THE US, SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER.

(A) TAXATION OF CHARGEABLE GAINS

Liability to UK taxation on chargeable gains ("CGT") will depend on the particular circumstances of holders of Scheme Shares. The receipt by a holder of Scheme Shares of cash pursuant to the Scheme, will constitute a disposal of his Scheme Shares for CGT purposes. Such a disposal may, depending on that shareholder's individual circumstances, give rise to a liability to CGT. Shareholders whose base cost for UK capital gains purposes, ignoring indexation, exceeds the consideration received will realise an allowable loss which can be set against chargeable gains of that Shareholder in the same or any later tax year.

Non-resident holders of Scheme Shares or ADRs

Holders of Scheme Shares or ADRs who are not resident or ordinarily resident for tax purposes in the UK may be liable for UK tax on capital gains realised on the disposal of their Scheme Shares or ADRs if such securities are used, held or acquired for the purpose of a trade, profession or vocation carried on in the UK through a branch or agency or for the purposes of such branch or agency. Such holders may be subject to foreign taxation on any gain under local law.

Such holders should also note that if they have earlier been UK resident for tax purposes and their disposal of Scheme Shares or ADRs is of shares or ADRs that they held when they ceased to be a UK resident, and they then resume residence in the UK within five years of the year of their departure, gains or losses arising on the disposal of the Scheme Shares or ADRs during the period of non-residence will be treated as accruing in the year of resumption of residence in the UK (thereby being potentially taxable or allowable).

(B) SHARES ACQUIRED UNDER SHARE OPTION PLANS

Special tax provisions may apply to holders of Scheme Shares who have acquired or acquire their Scheme Shares by exercising options under the Share Option Plans, including provisions imposing a charge to income tax.

(C) STAMP DUTY AND STAMP DUTY RESERVE TAX ("SDRT")

No stamp duty or SDRT will be payable by holders of Scheme Shares as a result of the Scheme.

2. UNITED STATES FEDERAL INCOME TAXATION

(A) US HOLDERS

The following paragraphs address certain United States federal income tax consequences applicable to Scheme Shareholders and ADR holders that are US Holders. The term "US Holder" means a beneficial owner of Scheme Shares or ADRs that is for US federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized under the laws of the US or any political subdivision thereof or therein, (iii) any estate or trust defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "IRC"), or (iv) a person whose worldwide income or gain is otherwise taxable in the United States on a net income basis. This summary is based on the IRC, administrative pronouncements, judicial decisions and regulations, changes to any of which (which may be retroactive) may affect the tax consequences described herein. This summary assumes that the Scheme Shares and ADRs have been held as capital assets. It does not address the tax treatment of individuals who have received Scheme Shares and ADRs in connection with employment such as by the exercise of options granted to employees, and it is not addressed to holders owning at least 10 per cent. (after applying the constructive ownership rules of Section 958(b) of the IRC) of the voting power of the Company. This summary also assumes that the Company is not and has never been a passive foreign investment company for US federal income tax purposes. This summary does not discuss all tax consequences that may be relevant to a US Holder of Scheme Shares or ADRs in the light of such holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, regulated investment companies, insurance companies, dealers in securities, exempt organizations, US Holders whose functional currency is not the United States dollar or US Holders engaged in straddle or "hedging" transactions.

The cancellation by a US Holder of ADRs so that they become Ordinary Shares is not a taxable event.

In general, a US Holder of Scheme Shares or ADRs will, for United States federal income tax purposes, recognize a gain or loss equal to the difference between such holder's adjusted tax basis in the Scheme Shares or ADRs cancelled and the amount of cash received in exchange therefor. Such gain or loss will generally be capital gain or loss. In general, any capital loss would be currently deductible only to the extent of the holder's capital gains plus, in the case of a non-corporate holder, ordinary income of up to $3,000 (assuming a joint tax return is filed). A corporation may carryback unused capital losses to the preceding three years and carryforward unused capital losses to the next five years; an individual may carryforward such losses indefinitely. In addition, an accrual basis holder of Scheme Shares or ADRs that does not elect to be treated as a cash basis taxpayer pursuant to the foreign currency exchange regulations may have a foreign currency exchange gain or loss for United States federal income tax purposes because of differences between the US dollars/pounds sterling exchange rates prevailing on the Effective Date and on the date of payment. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss realised by the holder as a result of the Scheme.

(B) NON-US HOLDERS

Any gain realised by a person other than a US Holder (a "Non-US Holder") on the sale of Scheme Shares or ADRs generally will not be subject to US federal income taxation, unless (i) such gain is effectively connected with the conduct by the Non-US Holder of a US trade or business, (ii) the Non-US Holder is present in the US for 183 days or more in the year of disposition and certain other requirements are met, or (iii) the Non-US Holder is subject to US tax law provisions applicable to certain US expatriates.

The foregoing discussion is for general information only and is intended to be a summary of the principal United States federal income tax considerations of the Proposal. EACH UNITED STATES HOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISER CONCERNING THE UNITED STATES FEDERAL AND APPLICABLE STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE PROPOSAL.

                                    PART 7

                            ADDITIONAL INFORMATION

1. RESPONSIBILITY

With the exception of the expressions of opinion and the recommendation of the Independent Directors contained in the letter from Sir William Barlow set out on pages 7 to 10 (for which the Independent Directors alone accept responsibility) the Directors, whose names are set out below, accept responsibility for the information contained in this document relating to the Company, the Directors and their immediate families. To the best of the knowledge and belief of the Directors (each of whom has taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The officers and directors of WMI whose names are set out below accept responsibility for the information contained in this document (other than that relating to the Company, the Directors and their immediate families). To the best of the knowledge and belief of such officers and directors (each of whom has taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.  DIRECTORS AND OFFICERS

(A) The names of the Directors and their functions are set out below:

   EXECUTIVE DIRECTORS   FUNCTION
   Edwin G.
    Falkman              Chairman
   Bo G.A.
    Gabrielson           Chief Executive
   Peter B.
    Dessing              Finance Director
   Donald F. Flynn
   Joseph M.
    Holsten
   Robert "Steve'
    Miller
   NON-EXECUTIVE
   Sir William
    Barlow
   Jan Ekman
   Giorgio Porta
   Dr. Manfred
    Scholz

(B) The officers and directors of WMI who accept responsibility for the information contained in this document (other than relating to the Company, the Directors and their immediate families) and their functions are set out below:

   DIRECTORS             FUNCTION
   Robert "Steve'
    Miller               Chairman
   John Drury            Chief Executive Officer
   Rodney Proto          President and Chief Operating Officer
   Earl DeFrates         Chief Financial Officer
   Donald Chappel        Senior Vice President, Operations/Administration
   Gregory
    Sangalis             Senior Vice President, General Counsel and Secretary

3.MARKET QUOTATIONS

The following table sets out the middle market quotation for Ordinary Shares as derived from the London Stock Exchange Daily Official List for the first dealing day for each of the six months immediately prior to the date of this document, on 26 June 1998 (being the last dealing day prior to the announcement of the Proposal) and on . September 1998 (being the latest practicable date prior to the posting of this document):

                       Pence
   2 March 1998        183.5p
   1 April 1998        227.5p
   1 May 1998          228.0p
   1 June 1998         242.0p
   26 June 1998        247.5p
   1 July 1998         329.0p
   3 August 1998       331.0p
    .  September 1998    . p
    .  September 1998    . p

4. DISCLOSURE OF INTERESTS AND DEALINGS

(A) For the purposes of this paragraph 4, "disclosure period" means the period commencing on 29 June 1997 (being the date 12 months prior to the date on which the Proposal was announced) and ending on . September 1998 (being the latest practicable date prior to the posting of this document) and "offer disclosure period" means the period commencing on 29 June 1998 (being the date on which the Proposal was announced) and ending on . September 1998 (being the latest practicable date prior to the posting of this document).

  References in this paragraph 4 to:

  (i) "relevant securities" are to Ordinary Shares and securities convertible into, rights to subscribe for, options (including traded options) in respect of and derivatives referenced to, Ordinary Shares;

  (ii) an "associate" are to:

    (a) subsidiaries and associated companies of WMI or the Company and companies of which any such subsidiaries or associated companies are associated companies;

    (b) banks and financial and other professional advisers (including stockbrokers) to any company covered in (ii)(a) above, including persons controlling, controlled by or under the same control as, such banks or financial or other professional advisers;

    (c) the directors of any company covered in (ii)(a) above (together in each case with their close relatives and related trusts); and

    (d) the pension funds of any company covered in (ii)(a) above.

    Ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status and "control" means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of the company which are currently exercisable at a general meeting, irrespective of whether the holding gives de facto control.

  (iii) a "bank" does not apply to a bank whose sole relationship with any company covered in (ii)(a) above is the provision of normal commercial banking services or such activities in connection with the Proposal as confirming that cash is available, handling acceptances and other registration work; and

    iv) "arrangement" includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature which may be an inducement to deal or refrain from dealing.

(B) In the Company

  (i) As at . September 1998 (the latest practicable date prior to the posting of this document), the interests of the Directors in the share capital of the Company (all of which are beneficial unless otherwise stated) and as shown in the register required to be kept under section 325 of the Act, were as follows:

                                                                          Exercise
                                Number of     Number of                   price per    Original
                                Ordinary   Ordinary Shares                Ordinary  exercise period
                                 Shares   subject to option Date of grant Share (p)    (from--to)
                                --------- ----------------- ------------- --------- ---------------
       Sir William Bar-
       low                         3,100        25,000        18 Mar 92     526.5   Mar 93--Mar 99
       P.B. Dessing (see
       also the addi-
       tional
       options in the
       table below)               14,000       100,000        10 Mar 97     234.0   Mar 98--Mar 04
                                               100,000        16 Mar 98     201.9   Mar 99--Mar 05
       J. Ekman                       --        25,000        31 Mar 92     526.5   Mar 93--Mar 02
       E.G. Falkman                5,000       300,000        31 Mar 92     526.5   Mar 93--Mar 99
                                               143,397        27 Apr 93     588.4   Apr 94--Apr 00
                                               140,625        26 Apr 94     536.6   Apr 95--Apr 01
                                               155,000        25 Apr 95     261.8   Apr 96--Apr 02
                                               160,000         1 May 96     365.0   May 97--May 03
                                               200,000        10 Mar 97     234.0   Mar 98--Mar 04
                                               200,000        16 Mar 98     201.9   Mar 99--Mar 05
       D.F. Flynn                100,000       200,000        31 Mar 92     526.5   Mar 93--Mar 02
       B.G. Gabrielson             7,100        25,000        31 Mar 92     526.5   Mar 93--Mar 99
                                                28,042        27 Apr 93     588.4   Apr 94--Apr 00
                                                42,188        26 Apr 94     536.6   Apr 95--Apr 01
                                                46,500        25 Apr 95     261.8   Apr 96--Apr 02
                                                15,000        25 Jul 95     296.0   Jul 96--Jul 02
                                                80,000         1 May 96     365.0   May 97--May 03
                                               200,000        10 Mar 97     234.0   Mar 98--Mar 04
                                               200,000        16 Mar 98     201.9   Mar 99--Mar 05
       J.M. Holsten                2,000       100,000        31 Mar 92     526.5   Mar 93--Mar 99
                                                60,000        27 Apr 93     588.4   Apr 94--Apr 00
                                               140,000        25 Jul 95     296.0   Jul 96--Jul 02
                                               160,000         1 May 96     365.0   May 97--May 03
       G. Porta                       --        25,000        31 Mar 92     526.5   Mar 93--Mar 02
       Dr. M. Scholz                  --        25,000        27 Apr 93     588.4   Apr 94--Apr 03

    As a result of the Merger, options (including the additional options of P.B. Dessing referred to below) which were granted before 16 March 1998 became exercisable on 16 July 1998 (if their exercise period had not yet commenced) and will lapse, if they have not been previously exercised, on 16 July 1999, and upon consummation of the Merger a holder of such options acquired the right to exchange such options for a cash sum per option equal to the difference between (a) the average price of the Ordinary Shares for the five trading days preceding the date on which the right is exercised (or, if higher, 329.4p) and (b) the exercise price of the option. Options granted on or after 16 March 1998 are unaffected by the Merger.

     Prior to his relocation to the London office of the Company, Mr Dessing was employed by Waste Management Nederland BV in the Netherlands. He was granted options over Ordinary Shares pursuant to an Annex to the Waste Management International plc Share Option Plan approved by the Share Option and Compensation Committee on 25 April 1995. With respect to such options, Waste Management Nederland BV lent Mr Dessing a total of NLG 78,944 (approximately (Pounds)23,600) to facilitate his purchase of the options as they vested. The relevant amount will be repaid to the company at the time the options are exercised. No interest is levied by the company with respect to this loan. Details of these options are as follows:


                       Number of Ordinary                                          Exercise price per
     Date of Grant  Shares subject to option Original exercise period (from -- to) Ordinary Share (p)
     -------------  ------------------------ ------------------------------------- ------------------
     31 March 1992           25,000                Tranche 1: Mar 93--Mar 98             lapsed
                                                   Tranche 2: Mar 94--Mar 99             539.0
                                                   Tranche 3: Mar 95--Mar 00             262.4
     27 April 1993           20,000                Tranche 1: Apr 94--Apr 99             538.0
                                                   Tranche 2: Apr 95--Apr 00             260.4
                                                   Tranche 3: Apr 96--Apr 01             359.2
     26 April 1994           20,000                Tranche 1: Apr 95--Apr 00             261.8
                                                   Tranche 2: Apr 96--Apr 01             356.0
                                                   Tranche 3: Apr 97--Apr 02             240.2
     25 April 1995           20,000                Tranche 1: Apr 96--Apr 01             350.6
                                                   Tranche 2: Apr 97--Apr 02             237.7
                                                   Tranche 3: Apr 98--Apr 03             228.2
     1 May 1996              25,000                Tranche 1: May 97--May 02             244.7
                                                   Tranche 2: May 98--May 03             228.0
                                                   Tranche 3: May 99--May 04             329.4

  (ii) The following Directors have dealt for value in Ordinary Shares during the disclosure period.

                              Nature of     Number of    Number of
                     Date    Transaction Ordinary Shares   ADRs       Price
                   --------- ----------- --------------- --------- ------------
       P.B.
       Dessing      5 Nov 97  Purchase         --          2,000        US$6.63
                   16 Mar 98  Purchase         --          2,100        US$7.25
                    1 Apr 98  Purchase         --          2,900        US$7.25
       B.G.
       Gabrielson  13 Nov 97  Purchase        3,000         --     (Pounds)2.21

  (iii) As at . September 1998 (the latest practicable date prior to the posting of this document), the WMI Group was beneficially interested in 300 million Ordinary Shares.

  (iv) As at . September 1998 (the latest practicable date prior to the posting of this document), the interests of the directors of WMI and the directors of WMII in the share capital of the Company (all of which are beneficial unless otherwise stated), were as follows:

                     Number of
                       ADRs
                     ---------
       Robert
       P.
       Damico          6,000

  (v) Save as disclosed in this paragraph 4, none of the Directors or the directors of WMI or of WMII, or any member of their immediate families or related trusts owns, controls or is interested in any relevant securities, nor has any such person dealt for value therein during the disclosure period.

  (vi) Save as disclosed in this paragraph 4, neither:

    (a) WMI or WMII; nor

    (b) any person acting in concert with WMI or WMII; nor

    (c) any subsidiary of the Company, nor any pension fund of any member of the Group, nor any bank or financial or other professional adviser of the Company (including stockbrokers but excluding exempt market-makers) including any person controlling, controlled by or under the same control as any such bank or financial or other professional adviser; nor

    (d) any discretionary fund manager (other than an exempt fund manager) connected with the Company;

    owns or controls any relevant securities, nor has any such person as is mentioned in sub-paragraph (vi)(a) or (b) above dealt for value therein during the disclosure period, nor has any such person as is mentioned in sub-paragraph (vi)(c) or (d) above dealt for value therein during the offer disclosure period.

  (vii) Save as disclosed in this paragraph 4, neither WMI or WMII nor any person acting in concert with WMI or WMII nor the Company nor any associate of the Company, has any arrangement in relation to relevant securities.

(C) In WMI

  (i) As at . September 1998 (the latest practicable date prior to the posting of this document), the interests in the share capital of WMI of the Directors (all of which are beneficial unless otherwise stated) and as shown in the register required to be kept under section 325 of the Act, were as follows:

                                        Number of
                          Number of     shares  of
                          shares of    common stock                 Exercise price       Original
                         common stock of WMI subject                  per share      exercise period
     Director               of WMI      to option    Date of grant      (US$)           (from-to)
     --------            ------------ -------------- -------------  -------------- --------------------
     Sir William Barlow        652           --            --             --                --
     P.B. Dessing              --          1,132        2 Jul   90      57.42       2 Jul 91--2 Jul 00
                                           2,872        2 Jan   91      48.88       2 Jan 92--2 Jan 01
     E.G. Falkman           18,849         8,049        2 Jan   90      48.45       2 Jan 91--2 Jan 00
                                           9,206        2 Jan   91      48.88       2 Jan 92--2 Jan 01
                                           9,179        3 Apr   95      37.59       3 Apr 96--3 Apr 05
     D.F. Flynn            368,479           --            --             --                --
     J.M. Holsten           48,950*        4,179        2 Jan   90      48.45       2 Jan 91--2 Jan 00
                                           4,603        2 Jan   91      48.88       2 Jan 92--2 Jan 01
                                           8,135        3 Mar   93      41.21       3 Mar 94--3 Mar 03
                                           8,626        3 Jan   94      36.52       3 Jan 95--3 Jan 04
                                          25,940        3 Apr   95      37.59       3 Apr 96--3 Apr 05
                                           9,608        1 Apr   96      43.72       1 Apr 97--1 Apr 06
                                          48,253        9 May   97      41.45       9 May 98--9 May 07
                                          72,500       20 Jun   97      46.69      20 Jun 98--20 Jun 07
                                          77,293       10 Mar   98      33.64      10 Mar 99--10 Mar 08
     R.S. Miller             2,575         2,175        9 May   97      41.45       9 May 98--9 May 07
                                          54,375        4 Nov   97      32.24       4 Nov 98--4 Nov 07
                                         160,533       10 Mar   98      33.64      10 Mar 99--10 Mar 08

  *Includes 600 shares owned by minor children of which Mr. Holsten has custodial responsibility.

  As a result of the Merger, certain options, based upon their date of grant and the plan under which they were issued, became immediately exercisable without regard to any vesting period; certain options became exchangeable at the option of the holders for payment in WMI common stock equal in value to the difference between the respective exercise prices of those options and the value of the consideration being paid in the Merger for shares of common stock of WMI; and the holders of certain options became entitled to retain their options until their stated exercise date notwithstanding the severance of employment with WMI.

  (ii) Save as disclosed above, neither the Company nor any of the Directors or any person connected with them owns, controls or is interested in any shares of WMI or in any securities convertible into, rights to subscribe for, or options in respect thereof, nor has any such person dealt for value therein during the disclosure period.

(D) Substantial shareholdings

  Save for the WMI Group as disclosed in paragraph 4 (B)(iii) above, the Company is not aware of any person who is interested, directly or indirectly, in three per cent. or more of the Company's issued share capital.

5. DIRECTORS' SERVICE CONTRACTS

  (A) E.G. Falkman and B.G.A. Gabrielson each have service contracts which may terminate on three years' notice. Pursuant to a liquidated damages clause which was negotiated with each such Director in January 1998, however, the Company's liability for severance pay is capped at two years salary plus non-discretionary bonuses and benefits.

  (B) Mr. Dessing has a service contract with a subsidiary of WMI which provides for severance terms identical to those granted to Messrs. Falkman and Gabrielson. In the event of termination of Mr. Dessing's employment, the Company would be liable to reimburse such subsidiary of WMI for any amounts paid.

    Save as disclosed above, there are no service contracts between any current or proposed Director and any member of the Group having more than twelve months to run and no such contract has been entered into or amended within the six months preceding the date of this document.

6. MATERIAL CONTRACTS

(A) The Company

  The following contracts, which are or may be material, not being contracts entered into in the ordinary course of business, have been entered into by the Group since 29 June 1996 (being two years prior to the date on which the Proposal was announced):

  (a)Amendment of Wessex Waste Management Limited Shareholders' Agreement

    Under an agreement dated 18 December 1996 between Waste Management International B.V. ("BV"), the Company, UK Waste Management Holdings ("UKWMH"), Wessex and Wessex Waste Management Limited ("WWM") certain agreements between the Company and Wessex relating either to the Company's investment in Wessex or the ownership of WWM were amended or terminated.

    The parties to the agreement also agreed in principle on the terms under which Wessex would purchase certain of its shares held by the Company. This transaction is more fully described in item (b) below.

    The agreement also permitted the Company to sell on the market the remaining shares in Wessex not being repurchased by Wessex. Such shares were subsequently sold for a total consideration of approximately (Pounds)23 million.

    In addition, the agreement provided for the termination of the Standstill Agreement between Wessex and UKWMH dated 28 February 1991 (as amended) under which UKWMH was prohibited from acquiring more than 25 per cent. of Wessex or selling any Wessex shares without the approval of Wessex. The agreement also terminated the Option Instrument pursuant to which the Company had been issued with certain options to acquire additional shares in Wessex. As a result of this termination, the Company's options to acquire 10,605,303 ordinary shares in Wessex were cancelled.

    Finally, the agreement amended the Shareholders' Agreement between BV, the Company, Wessex and WWM dated 30 January 1991 (as amended) (the "Shareholders' Agreement") such that, among other things, the right of Wessex to put its interest in WWM to the Company was deferred until after 28 February 1998 and the price at which such interest would be sold was amended to reflect fair market value of WWM.

    The Shareholders' Agreement provides that under certain circumstances generally involving an offer being made for all of the outstanding shares of Old WMI, Wessex has a right to purchase the Group's joint venture interest in WWM for the then fair market value. Following completion of the Merger, the Company received notice from Wessex that the Merger constituted an "Event of Default" under the Shareholders' Agreement. Wessex's notice does not indicate an intention to exercise such right and Wessex has publicly stated that it has not decided whether to exercise such right. In 1997, the Group had turnover of (Pounds)167.8 million and operating profit (before minority interest) of (Pounds)21.9 million from the joint venture. The Group's carrying value (including goodwill) was (Pounds)212.6 million as of 31 December 1997. At this time, it is impossible to determine whether such a transaction would result in a gain or a loss because the price for such a sale is currently unknown.

    The Shareholders' Agreement grants a similar right to the Company to acquire Wessex's interest in WWM in the event of a change of control of Wessex. On 24 July 1998, the board of Wessex announced the terms of a recommended offer for all the issued shares of Wessex by Enron Corp. If such a transaction occurs, the Company would have the right to acquire Wessex's 49 per cent. interest in WWM for its then fair market value.

  (b)Sale of investment in Wessex

    Under the terms of a Share Purchase Agreement dated 14 February 1997 between UKWMH, the Company and Wessex, Wessex agreed to redeem approximately 87 per cent. of the Company's 19.5 per cent. interest in Wessex's share capital for a total consideration of (Pounds)157 million in cash. The following shares were purchased by Wessex:

    (i) 722,771 of the 7,227,709 ordinary shares held by the Company;

    (ii) 30,225,106 "B" ordinary shares; and

    (iii) 13,285,088 "C" ordinary shares.

    In the case of the "B" and "C" ordinary shares, the number purchased by Wessex reflected the total holding of such shares held by the Company.

  (c)Sale of operations in France and Spain

    Under an agreement dated 23 June 1997, the Company sold substantially all of its remaining operations in France to SITA S.A. for FF270 million in cash and deferred consideration consisting of cash and notes to be paid over a five year period. The transaction resulted in no gain or loss to the Company on a consolidated basis. On 30 September 1997, the Company sold the notes received in the transaction for an aggregate price of FF311 million. Under an agreement dated 31 July 1997, the Company sold its 60 per cent. interest in Ingenieria Urbana, S.A. to Segema Servicios Generales de Medio Ambiente, S.A ("SEGEMA") for a cash purchase price of Pta 2.515 billion. SEGEMA is an affiliate of SITA S.A.

  (d)Sale of German waste-to-energy facility

    Under an agreement dated 9 April 1997 between the Company and VEW AG (a German energy utility), VEW AG was granted an option to purchase the Company's waste-to-energy plant located in Hamm, Germany for DM245 million. In addition, the Company had the right to require VEW to purchase the facility for a price of DM210 million. The agreement was structured as an option to enable VEW to work with the City of Hamm, the principal supplier of waste to the plant, to modify the terms of the existing waste supply agreement.

    On 22 December 1997, a subsidiary of VEW AG formally exercised the option to purchase the Hamm facility. The sale was completed on 2 January 1998. The sale of the facility resulted in no significant gain or loss to the Company.

(B) WMI

  The following contracts, which are or may be material, not being contracts entered into in the ordinary course of business have been entered into by the WMI Group (excluding the Group) since 29 June 1996 (being two years prior to the date on which the Proposal was announced):

  (a)Merger between Old WMI and WTI

    On 8 December 1997, Old WMI and WTI entered into a definitive merger agreement pursuant to which, upon consummation of the merger, Old WMI would become the holder of all the outstanding equity securities of WTI and all the outstanding common stock of WTI held by stockholders other than Old WMI and its affiliates (other than common stock held by public stockholders who perfected their dissenters' appraisal rights) would be converted into the right to receive $16.50 in cash per share of common stock.

  (b)Merger between Old WMI and WMI

    On 10 March 1998, Old WMI entered into a definitive merger agreement with WMI (then known as USA Waste Services, Inc.) relating to the Merger which provided, subject to the satisfaction of the conditions contained therein, that Old WMI would be merged with and into a wholly owned subsidiary of WMI and that upon consummation of the Merger, Old WMI's shareholders would receive 0.725 shares of WMI's common stock for each share of Old WMI common stock held immediately prior to the Merger. On 16 July 1998, the Merger was consummated. Upon consummation of the Merger, Old WMI became a wholly owned subsidiary of WMI and changed its name to Waste Management Holdings, Inc.

7.LITIGATION

In June 1998, an alleged holder of ADRs filed a putative class action complaint in the Circuit Court of Cook County, Chicago, Illinois, naming Old WMI, the Company and several directors of the Company as defendants. The complaint seeks to enjoin the completion of the Scheme or, in the alternative, rescission or compensatory damages in the event the Scheme is completed. Among other things, the complaint asserts that the completion of the Scheme will constitute a breach of defendants' fiduciary duties to the holders of ADRs and, if the Scheme is completed, the holders of ADRs will be denied a proper premium for their ADRs. WMI, on behalf of Old WMI, the Company and the named directors intend to contest this litigation vigorously.

In July 1998, a putative class of alleged holders of Ordinary Shares filed a complaint in the Circuit Court of Cook County, Chicago, Illinois, naming Donald F. Flynn and Old WMI as defendants. The complaint seeks to enjoin the completion of the Scheme or, in the alternative, rescission or compensatory damages in the event the Scheme is completed. Among other things, the complaint asserts that the completion of the Scheme will constitute a breach of defendants' fiduciary duties to the shareholders of the Company (Mr. Flynn is a director of the Company, and Old WMI is its controlling shareholder) and that, if the Scheme is completed, the shareholders of the Company will be denied a proper premium for their Ordinary Shares. WMI, on behalf of Old WMI, and Mr. Flynn intend to contest this litigation vigorously.

8.FINANCING ARRANGEMENTS

(i) The Proposal will be financed from the WMI Group's existing resources and facilities. Neither the payment of interest on, nor repayment of, nor security for, any liability (contingent or otherwise) of the WMI Group will depend to any significant extent on the business of the Company.

(ii) Merrill Lynch is satisfied that the WMI Group has the necessary financial resources available to it to satisfy full implementation of the Scheme.

9. MISCELLANEOUS

(A) There is no agreement, arrangement or understanding including any compensation arrangement between (i) WMI, WMII or any person acting in concert with WMI and WMII and (ii) any of the recent or current Shareholders (other than members of the WMI Group) or any Director or recent director of the Company having any connection with or dependence on the Scheme.

(B) KPMG Corporate Finance is a division of KPMG which is authorised to carry on investment business by the Institute of Chartered Accountants in England and Wales. The principal place of business of KPMG Corporate Finance is 8 Salisbury Square, London EC4Y 8BB, where a list of the partners' names is open to inspection.

(C) Merrill Lynch is regulated in the UK by the Securities and Futures Authority Limited and its registered office is at Ropemaker Place, 25 Ropemaker Street, London EC2Y 9LY.

(D) Each of KPMG Corporate Finance and Merrill Lynch has given and has not withdrawn its written consent to the inclusion in this document of its name in the form and context in which it is included.

(E) There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Ordinary Shares to be acquired by WMII and/or its nominee(s) following the implementation of the Scheme will be transferred to any other person.

(F) Settlement of the consideration to which each Scheme Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counter claim or other analogous right to which WMII may otherwise be, or claim to be, entitled against such shareholder.

(G) The effect of the Scheme on the interests of the Directors does not differ from its effect on the like interests of other persons.

(H) Each of the Directors intends to vote in favour of all resolutions on which he is entitled to vote at the Meetings.

(I) Save as disclosed herein, there has been no material change in the financial or trading position of WMI since 31 March 1998, the date as of which the combined unaudited pro forma condensed financial statements of WMI and Old WMI were prepared.

(J) Save as disclosed herein, there has been no material change in the financial or trading position of the Company since 31 December 1997, the date to which the latest published audited accounts of the Company were prepared.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Slaughter and May, 35 Basinghall Street, London EC2V 5DB, during usual business hours on any weekday (Saturdays excepted) until the Effective Date or the date that the Scheme lapses, whichever is the earlier:

(A) the Memorandum and Articles of Association of the Company and the equivalent constitutional documents of WMI;

(B) the audited consolidated accounts of WMI, Old WMI, and the Company for the two years ended 31 December 1997;

(C) the unaudited interim reports of WMI and the Company for the six months ended 30 June 1998;

(D) the material contracts referred to in paragraph 6 above;

(E) the consents referred to in paragraph 9(D) above;

(F) the Transaction Statement;

(G) the Joint Proxy Statement/Prospectus dated 9 June 1998 in respect of the Merger as filed with the US Securities and Exchange Commission and sent to shareholders of Old WMI and USA Waste Services, Inc.; and

(H) the Directors' service contracts referred to in paragraph 5 above.

Dated  .  September 1998.

                             SCHEME OF ARRANGEMENT


IN THE HIGH COURT OF JUSTICE                                    No. [ ] of 1998
CHANCERY DIVISION
COMPANIES COURT

                               IN THE MATTER OF
                      WASTE MANAGEMENT INTERNATIONAL plc

                                    - and -

                               IN THE MATTER OF
                            THE COMPANIES ACT 1985

                             SCHEME OF ARRANGEMENT
                 (UNDER SECTION 425 OF THE COMPANIES ACT 1985)

                                   BETWEEN:
                      WASTE MANAGEMENT INTERNATIONAL plc

                                    - and -

                       THE HOLDERS OF THE SCHEME SHARES
                           (as hereinafter defined)

                                  PRELIMINARY

(A) In this Scheme, unless inconsistent with the subject or context, the following expressions shall bear the following meanings:

"CREST" a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the CREST Regulations)

"CREST Manual"                 the CREST manual referred to in the agreements
                               entered into by CRESTCo Limited

"CREST Regulations"            the Uncertificated Securities Regulations 1995
                               (SI 1995 No. 3272)

"Dollar Election"              the election under which Scheme Shareholders
                               may elect to receive all, but not part, of their cash entitlement under the Scheme in US dollars

"Dollar Exchange Rate"         the mid-point spot rate for conversion of
                               pounds sterling into US dollars at 4.00 pm on the Effective Date, as derived from the WM
                               Reuters page showing such rate

"Effective Date"
                               the day on which this Scheme becomes effective in accordance with clause 5(A)

"Hearing Date"                 the date of the hearing by the Court of the
                               Petition to sanction this Scheme

"holder"                       includes any person entitled by transmission

"New Ordinary Shares"
                               the "A" ordinary shares of 5p each in the capital of the Company to be created in accordance with clause 2(A) of this Scheme which shares shall rank pari passu with the existing Ordinary Shares

"Ordinary Shares"              ordinary shares of 10p each in the capital of
                               the Company

"Record Date"                  the business day immediately preceding the
                               Effective Date

"Relevant Holder"              each person who appears as a holder of Scheme
                               Shares in the Register of Members of the Company at 5.30 pm on the Record Date

"Scheme Shares"                the Ordinary Shares in issue at the date of
                               this document, other than WMI Group Shares, together with:

                               (i) any additional Ordinary Shares which may be
                                   issued after the date of this document but before 5.30 pm on the business day immediately before the date of the meeting of members of the Company convened by order of the Court to consider the Scheme; and

                               (ii) any further Ordinary Shares which may be
                                    issued after the period referred to in
                                    paragraph (i) above but before 5.30 pm on the business day immediately before the Hearing Date and on terms that they are bound by the Scheme

"uncertificated" or "in        recorded on the relevant register as "in
uncertificated form"           uncertificated form" being held in
                               uncertificated form in CREST and title to which by virtue of the CREST Regulations may be transferred by CREST

"the Company"                  Waste Management International plc, a company
                               registered in England and Wales under number
                               2669336

"WMI" Waste Management, Inc., a corporation organised under the laws of the State of Delaware, United States of America

"WMI Group"                    WMI and its subsidiaries (excluding the Company
                               and its subsidiaries)

"WMI Group Shares"             those issued Ordinary Shares in which any
                               member of the WMI Group is beneficially
                               interested as at the date of this document

"WMII" Waste Management International, Inc., a corporation organised under the laws of the State of Delaware, United States of America

"this Scheme"
                               this Scheme in its present form or with any modification, addition or condition approved or imposed by the Court

(B) The authorised share capital of the Company is (Pounds)100,000,000 divided into 1,000,000,000 Ordinary Shares of 10p each of which 375,273,456 have been issued and are fully paid and the remainder are unissued.

(C) The WMI Group Shares number 300,000,000 Ordinary Shares.

(D) WMII has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to undertake to the Court to be bound thereby and to execute all documents and do all such acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

                                  THE SCHEME

1. The capital of the Company shall be reduced by cancelling and extinguishing the Scheme Shares.

2. Forthwith and contingently upon the said reduction of capital taking effect:

  (A) the capital of the Company shall be increased to its former amount by the creation of that number of New Ordinary Shares whose aggregate nominal amount shall equal the amount of capital so cancelled; and

  (B) the credit arising in the books of account of the Company as a result of such reduction of capital shall be capitalised and applied in paying up in full at par the New Ordinary Shares, which shall be allotted and issued, credited as fully paid up, to WMII and/or its nominee(s).

3.(A) In consideration of the cancellation of the Scheme Shares and the issue to WMII and/or its nominee(s) of the New Ordinary Shares, WMII shall not later than 14 days after the Effective Date pay (i) to each Relevant Holder who has not made a Dollar Election, the sum of 345p in respect of each Scheme Share held by him at 5.30 pm on the Record Date and (ii) to each Relevant Holder who has made a Dollar Election, the US dollar equivalent of the sum of 345p in respect of each Scheme Share held by him at 5.30 pm on the Record Date, such US dollar equivalent to be calculated using the Dollar Exchange Rate. The aggregate US dollar amount due under the Scheme to a Relevant Holder who has made a Dollar Election shall be rounded down to the nearest whole cent.

  (B) Elections to receive US dollars shall be valid only by due completion of the form of election sent to holders of Scheme Shares with the Scheme and which form shall have been signed by the Relevant Holder or his duly authorised agent and, in the case of joint holders, in like manner by or on behalf of such holders and shall have been completed and returned in accordance with the instructions thereon so as to arrive at Computershare Services PLC, PO Box 82, Caxton House, Redcliffe Way, Bristol BS99 7YA, not later than 5.30 pm on 2 November 1998.

  (C) Not more than 14 days after the Effective Date, WMII shall deliver, or procure to be delivered, to each Relevant Holder holding Scheme Shares in certificated form or who has made a Dollar Election a cheque for the amount due to him by duly posting the same in a pre-paid envelope addressed to him at his address as appearing in the register of members of the Company at 5.30 pm on the Record Date and neither WMII nor the Company shall be responsible for any loss or delay in transmission. In the case of joint holders the cheque shall be made payable to, and posted to the registered address of, the holder whose name appears first in the register of members of the Company in respect of the joint holding. The encashment of any such cheque shall be a complete discharge to WMII for the money represented thereby.

  (D) Not more than 14 days after the Effective Date, WMII shall arrange for the creation of an assured payment obligation in accordance with the CREST assured payment arrangements (as set out in the CREST Manual) in favour of the payment bank of each Relevant Holder who holds Scheme Shares in uncertificated form and who has not made a Dollar Election in respect of the amount due to such

     Relevant Holder, provided that WMII may (if, for any reason, it wishes to do so) determine that all or part of the amounts due to Relevant Holders who hold Scheme Shares in uncertificated form shall be paid by cheque despatched by post in the manner provided by clause 3(C) of this Scheme.

  (E)The provisions of this clause shall be subject to any prohibition or condition imposed by law.

4. As from and including the Effective Date, all certificates representing holdings of Scheme Shares shall cease to be valid for any purpose and each former holder of Scheme Shares shall be bound on request to deliver up to the Company the certificate for his holding thereof.

5.(A) This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under section 425 of the Companies Act 1985 and confirming under section 137 of such Act the reduction of the capital of the Company provided for by clause 1 of this Scheme shall have been duly registered by the Registrar of Companies.

  (B) Unless the Scheme shall have become effective on or before 31 December 1998 or such later date, if any, as the Company and WMII may agree and the Court may allow, this Scheme shall never become effective.

6. The Company and WMII may jointly consent, on behalf of all persons affected, to modification of or addition to this Scheme, or to any condition thereto, in each case approved or imposed by the Court.

Dated  .  September 1998

                      WASTE MANAGEMENT INTERNATIONAL PLC
                            NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE                                    No. [ ] of 1998
CHANCERY DIVISION
COMPANIES COURT

MR. REGISTRAR  .

              IN THE MATTER OF WASTE MANAGEMENT INTERNATIONAL plc
                                      and
                    IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an Order dated [    ] made in the above
matters, the Court has directed a Meeting to be convened of the holders of the Scheme Shares (as defined in the Scheme of Arrangement hereinafter referred to) for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between Waste Management International plc (the "Company") and the said holders of Scheme Shares and that such Meeting be held at 10.00 am on 7 October 1998 at the offices of Slaughter and May, 4 Coleman Street, London EC2V 5DB, at which place and time all the said holders of the Scheme Shares are requested to attend.

A copy of the said Scheme of Arrangement and a copy of the Statement required to be furnished pursuant to section 426 of the above-mentioned Act are incorporated in the document of which this Notice forms part.

THE SAID SHAREHOLDERS MAY VOTE IN PERSON AT THE SAID MEETING OR THEY MAY APPOINT ANOTHER PERSON, WHETHER A MEMBER OF THE COMPANY OR NOT, AS THEIR PROXY TO ATTEND AND VOTE IN THEIR STEAD.

A pink form of proxy for use at the Meeting is enclosed herewith.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

It is requested that forms appointing proxies be lodged with the Company's Registrar, Computershare Services PLC, P.O. Box 82, Caxton House, Redcliffe Way, Bristol BS99 7YA, not less than 48 hours before the time appointed for the said Meeting, but if forms are not so lodged they may be handed to the Chairman at the Meeting.

Entitlement to attend and vote at the Meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 5.30 pm on the day prior to the day immediately before the Meeting or any adjourned Meeting (as the case may be). Changes to entries in the register of members after that time will be disregarded in determining the rights of any person to attend and vote at the Meeting.

By the said Order the Court has appointed Sir William Barlow or failing him Mr. Jan Ekman or failing him Mr. Giorgio Porta or failing him Dr. Manfred Scholz to act as Chairman of the said Meeting and has directed the Chairman to report the result thereof to the Court.

The said Scheme of Arrangement will be subject to the subsequent approval of the Court.

Slaughter and May
35 Basinghall Street
London EC2V 5DB                                        Dated  .  September 1998

                      WASTE MANAGEMENT INTERNATIONAL PLC

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Waste Management International plc (the "Company") will be held at 10.30 am on 7 October 1998 at the offices of Slaughter and May, 4 Coleman Street, London, EC2V 5DB (or as soon thereafter as the Court Meeting (as such term is defined in the document of which this Notice of Meeting forms part) shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a special resolution:

                              SPECIAL RESOLUTION

THAT:

(A) the scheme of arrangement dated . September 1998 (the "Scheme") between the Company and the holders of the Scheme Shares (as defined in the Scheme) (a print of which Scheme is set out in the document of which this Notice of Meeting forms part and which for the purpose of identification has been signed by the Chairman of this Meeting), be hereby approved;

(B) subject to the Scheme being duly approved by the said holders of the Scheme Shares:

  (i) for the purpose of giving effect to the Scheme, the capital of the Company be reduced by cancelling and extinguishing all the Scheme Shares;

  (ii) forthwith and contingently upon the said reduction of capital taking effect:

    (a) the capital of the Company be increased to its former amount by the creation of that number of new "A" ordinary shares of 5p each whose aggregate nominal amount shall equal the amount of capital so cancelled and which "A" ordinary shares shall rank pari passu with the existing ordinary shares; and

    (b) the credit arising in the books of account of the Company as a result of such reduction of capital be capitalised and applied in paying up in full at par the said new "A" ordinary shares, which shall be allotted and issued, credited as fully paid up, to Waste Management International, Inc. and/or its nominee(s);

  (iii) the Board of Directors of the Company be and is hereby generally and unconditionally authorised for the purpose of section 80 of the Companies Act 1985 to exercise all powers of the Company to allot new ordinary shares to Waste Management International, Inc. and/or its nominee(s) up to an aggregate nominal amount of (Pounds)50,000,000, such authority to expire on . September 2003; and

  (iv) the Articles of Association of the Company be amended by the adoption of the following new Article 1(J):

    "Scheme of Arrangement

    1(J) (i) In this article references to the "Scheme" are to the scheme of arrangement of the company dated . September 1998 proposed by the company under section 425 of the Companies Act 1985 and expressions defined in the Scheme shall have the same meanings when used in this article.

      (ii) If any ordinary shares shall be allotted on or after  .
           October 1998 but before 5.30 pm on the business day immediately preceding the Hearing Date such ordinary shares shall be allotted and issued subject to the terms of the Scheme and shall constitute Scheme Shares and the holders thereof shall be bound by the Scheme accordingly.

      (iii) If any ordinary shares shall be allotted after 5.30 pm on the business day immediately preceding the Hearing Date such ordinary shares shall be allotted and issued on terms that the relevant allottees and any subsequent holders thereof shall be obliged forthwith upon the written request of Waste Management International, Inc. to transfer them to Waste Management International, Inc. or its nominee(s) in consideration for the payment by Waste Management International, Inc. to such allottee or subsequent holder of 345p for each such ordinary share.

      (iv) In order to give effect to any transfer required by paragraph
           (iii) above the company may appoint any person to execute and deliver on behalf of the relevant allottee or subsequent holder a form of transfer in favour of Waste Management International, Inc. or its nominee(s) and a cheque in respect of the amount to be paid to the relevant allottee or subsequent holder will be despatched to such allottee or subsequent holder at his registered address at his risk by or on behalf of Waste Management International, Inc. within 21 days of the issue of the ordinary shares to the relevant allottee. Encashment of any such cheque shall be a complete discharge to Waste Management International, Inc. for the money represented thereby.

      (v) If the Scheme shall not have become effective on or before the date referred to in clause 5(B) of the Scheme this article shall be of no effect."

 .  September 1998

Registered office: 3 Shortlands Hammersmith International Centre London W6 8RX
                                 By Order of the Board S. P. Stanczak Secretary

Notes:

1. A member entitled to attend and to vote at the above meeting may appoint one or more persons as his proxy to attend and on a poll to vote in his place. A proxy need not be a member of the Company.
2. Valid forms of proxy must be lodged with the Company's registrar, Computershare Services PLC, P.O. Box 82, Caxton House, Redcliffe Way, Bristol BS99 7YA, not less than 48 hours before the time appointed for the above meeting.
3. Only holders of ordinary shares on the register at 5.30 pm on the day prior to the day immediately before the meeting or any adjourned meeting (as the case may be) shall be entitled to attend and/or vote at the meeting. They shall be entitled to vote in respect of the number of ordinary shares registered in their names at the above time and any subsequent changes to the register shall be disregarded in determining rights to attend and vote.

                                  SCHEDULE B

                         DIRECTORS AND OFFICERS OF WMI

DIRECTORS OF WMI

  Set forth below are the name and business address of each person who is a director of WMI and: (i) the present principal occupation or employment of each such person and the name, principal business and address of the corporation or other organization in which such occupation or employment of each such person is conducted and (ii) the material occupations, positions, offices and employment and the name, principal business and address of any corporation or other organization in which any material occupation, position, office or employment of each such person was held during the last five years. Each person listed below is a citizen of the United States.



     NAME AND ADDRESS                          PRINCIPAL OCCUPATIONS
H. Jesse Arnelle................ Mr. Arnelle has been a director of WMI since the
c/o WMI                          consummation of the Merger. Mr. Arnelle was a di-
1001Fannin                       rector of Old WMI from 1992 until the consumma-
Suite 4000                       tion of the Merger. In October 1997, he became
Houston, Texas 77002             counsel to Womble, Carlyle, Sandridge and Rice, a
                                 law firm in Winston-Salem, North Carolina. For
                                 more than ten years prior thereto, Mr. Arnelle
                                 was a senior partner of Arnelle, Hastie, McGee,
                                 Wilis and Greene, a San Francisco-based law firm.
                                 From 1993 to 1998, he served as Vice Chairman and
                                 the Chairman of the Pennsylvania State University
                                 Board of Trustees. Mr. Arnelle is also a director
                                 of Florida Power & Light (FPL Group), Eastman
                                 Chemical Co., Textron Corporation, Wells Fargo &
                                 Company and Wells Fargo Bank N.A., Armstrong
                                 World Industries and Union Pacific Resources,
                                 Inc.

Dr. Pastora San Juan Cafferty... Dr. Cafferty has been a director of WMI since the
The University of Chicago        consummation of the Merger. Dr. Cafferty was a
The School of Social Service     director of Old WMI from July 1994 until the con-
Administration                   summation of the Merger. She has been a Professor
969 East 60th Street             since 1985 at the University of Chicago, where
Chicago, Illinois 60637          she has been a member of the faculty since 1971.
                                 Dr. Cafferty also serves as a director of Kimber-
                                 ly-Clark Corporation, Harris Bankcorp and its
                                 subsidiary, Harris Trust and Savings Bank, and
                                 People's Energy Corporation and on the Boards of
                                 the Rush-Presbyterian-St. Luke's Medical Center
                                 and the Lyric Opera Association, both in Chicago.

Ralph F. Cox.................... Mr. Cox has been a director of WMI since the con-
c/o WMI                          summation of the Merger. Mr. Cox was a director
1001Fannin                       of USA Waste from 1996 until the consummation of
Suite 4000                       the Merger. He served as a director of Sanifill
Houston, Texas 77002             from September 1993 until December 1996. Since
                                 February 1, 1994, Mr. Cox has been a management
                                 consultant. For four years prior thereto, Mr. Cox
                                 was President of Greenhill Petroleum Corporation,
                                 a subsidiary of Western Mining Corporation. From
                                 1985 through 1990, he served as President and
                                 Chief Operating Officer of Union Pacific Re-
                                 sources Company, a petroleum exploration and pro-
                                 duction company. Before 1985, Mr. Cox spent 31
                                 years with Atlantic Richfield Company ("ARCO"),
                                 joining the ARCO board in 1978, assuming respon-
                                 sibility for ARCO's worldwide petroleum explora-
                                 tion and production activities and minerals ex-
                                 ploration and production activities in 1984, and
                                 culminating with his election as Vice Chairman of
                                 ARCO in 1985. Mr. Cox serves as a

                             director of Bonneville Pacific Corporation, an independent power company; Daniel Industries, Inc., which manufactures oil and gas measurement and flow control equipment; Rio Grande, Inc., a petroleum exploration and production company; and CH2M Hill, a consulting engineering firm. He also serves as an Independent Trustee for The Fidelity Group of funds.

John E. Drury............... Mr. Drury has served as a director and Chief Ex-
c/o WMI                      ecutive Officer of WMI since the consummation of
1001Fannin                   the Merger. Until the consummation of the Merger,
Suite 4000                   he served as Chairman of the Board of USA Waste
Houston, Texas 77002         from June 30, 1995, and Chief Executive Officer
                             and a director from May 27, 1994. From 1991 to May 1994, Mr. Drury served as a Managing Director of Sanders Morris Mundy Inc., a Houston-based in-vestment banking firm. Prior thereto, Mr. Drury served in various management capacities at BFI, including President and Chief Operating Officer of BFI from 1982 to 1991.

Richard J. Heckmann......... Mr. Heckmann has been a director of WMI since the
c/o WMI                      consummation of the Merger. Mr. Heckmann was a
1001Fannin                   director of USA Waste from 1994 until the consum-
Suite 4000                   mation of the Merger. Mr. Heckmann is Chairman,
Houston, Texas 77002         President and Chief Executive Officer of United
                             States Filter Corporation ("U.S. Filter"), a po-sition he assumed in July 1990. Prior to joining
                             U.S. Filter, Mr. Heckmann was a Senior Vice Pres-ident--Investments and Branch Manager of Pruden-tial-Bache Securities in Rancho Mirage, Califor-nia. Mr. Heckmann is also a director of K2 Inc.
                             and United Rentals, Inc.

Roderick M. Hills........... Mr. Hills has been a director of WMI since the
c/o WMI                      consummation of the Merger. Mr. Hills was a di-
1001Fannin                   rector of Old WMI from November 1997 until the
Suite 4000                   consummation of the Merger. He served as Presi-
Houston, Texas 77002         dent of Hills Enterprises, Ltd. (formerly The
                             Manchester Group Ltd.), a consulting firm, since
                             1987 and as a Partner in Hills & Hills, a law firm, since 1994. Mr. Hills has also served as Vice Chairman of Oak Industries, Inc., a manufac-turing firm, since 1989. Mr. Hills served from September to November 1996 as Chairman of Feder-al-Mogul Corporation ("Federal-Mogul"), an auto-motive parts manufacturing firm. Mr. Hills served as Chairman of the SEC from 1975 to 1977 and as counsel to the President of the United States in 1975. Mr. Hills is also a director of Federal-Mo-gul and Oak Industries, Inc.

Richard D. Kinder........... Mr. Kinder has been a director of WMI since the
c/o WMI                      consummation of the Merger. Mr. Kinder was a di-
1001Fannin                   rector of USA Waste from 1997 until the consumma-
Suite 4000                   tion of the Merger. He has been Chairman and
Houston, Texas 77002         Chief Executive Officer of Kinder Morgan Energy
                             Partners, L.P., a master limited partnership headquartered in Houston, Texas since February
                             1997. From 1990 through December 1996, he was
                             President and Chief Operating Officer of Enron
                             Corp. Prior thereto, Mr. Kinder served in various management and legal positions with Enron Corp.
                             and its affiliates commencing in 1980. Mr. Kinder is also a director of Baker Hughes Incorporated, KN Energy, Inc. and Transocean Offshore Inc. He is past Chairman of the Interstate Natural Gas
                             Association of America and is a Trustee of the Museum of Fine Arts, Houston.


Robert S. Miller....................... Mr. Miller was elected to a 12-month term as non-
c/o WMI                                 executive Chairman of the Board of WMI upon the
1001Fannin                              consummation of the Merger. Mr. Miller was a di-
Suite 4000                              rector of Old WMI from May 1997 until the consum-
Houston, Texas 77002                    mation of the Merger. He was elected Chairman of
                                        the Board and named Acting Chief Executive Offi-
                                        cer of Old WMI in October 1997. On March 10,
                                        1998, Mr. Miller was named Chief Executive Offi-
                                        cer of Old WMI and served in that capacity until
                                        the consummation of the Merger. Mr. Miller is
                                        also serving as Vice Chairman of Morrison Knudsen
                                        Corporation, an engineering and construction
                                        firm. He served as Chief Executive Officer of
                                        Federal Mogul from September until November 1996
                                        and as Chairman of Morrison Knudsen Corporation
                                        from April 1995 until September 1996. In addi-
                                        tion, since 1993 he has served as Vice President
                                        and Treasurer of Moore Mill and Lumber, a pri-
                                        vately-held forest products firm, and from 1992
                                        to 1993, he served as Senior Partner of James D.
                                        Wolfensohn, Inc., an investment banking firm.
                                        From 1979 to 1992, Mr. Miller worked at Chrysler
                                        Corporation ("Chrysler"), an automobile and truck
                                        manufacturing firm, rising to become Vice Chair-
                                        man of the Board after serving as the company's
                                        Chief Financial Officer. Mr. Miller is a director
                                        of the Company, Federal Mogul, Morrison Knudsen
                                        Corporation, Pope & Talbot, Inc. and Symantec
                                        Corporation.

                                        Mr. Montrone has been a director of WMI since the
Paul M. Montrone....................... consummation of the Merger. Mr. Montrone was a
Fisher Scientific International Inc.    director of Old WMI from January 1997 until the
Liberty Lane                            consummation of the Merger. Mr. Montrone has been
Hampton, New Hampshire 03842            Chairman of the Board since January 1998 and
                                        President, Chief Executive Officer and a director
                                        since December 1991, of Fisher Scientific Inter-
                                        national Inc., a distributor of laboratory equip-
                                        ment and supplies. Since May 1995, Mr. Montrone
                                        has served as Chairman of the General Chemical
                                        Group, Inc., a manufacturer and distributor of
                                        chemicals ("General Chemical") and from prior to
                                        1992 to May 1995 as President and a director of
                                        General Chemical. He also served as Vice Chairman
                                        of the Board of Abex, Inc., a designer and manu-
                                        facturer of engineered components for aerospace,
                                        defense, industrial and commercial markets, or
                                        its predecessors, from 1992 to 1995. Mr. Montrone
                                        was a director of WTI or a predecessor thereof
                                        from 1989 until January 1997.

John C. Pope........................... Mr. Pope has been a director of WMI since the
c/o WMI                                 consummation of the Merger. Mr. Pope was a direc-
1001Fannin                              tor of Old WMI from November 1997 until the con-
Suite 4000                              summation of the Merger. Since January 1996, he
Houston, Texas 77002                    has been Chairman of the Board of MotivePower In-
                                        dustries, Inc., a manufacturer and remanufacturer
                                        of locomotives and locomotive components. Mr.
                                        Pope served as President and Chief Operating Of-
                                        ficer of United Airlines and its parent corpora-
                                        tion UAL Corporation, from April 1992 to July
                                        1994. Prior thereto he served as Vice Chairman of
                                        both companies beginning in November 1990, and as
                                        Executive Vice President, Marketing and Finance
                                        beginning in October 1990, as Executive Vice
                                        President, Marketing and Planning from May 1989
                                        to September 1990 and as Chief Financial Officer
                                        beginning in January 1988. Mr. Pope is also a di-
                                        rector of Federal Mogul, Wallace Computer Servic-
                                        es, Inc., Medaphis Corporation, MotivePower In-
                                        dustries, Inc., Lamalie Associates, Inc. and Dol-
                                        lar Thrifty Automotive Group, Inc.

Rodney R. Proto............. Mr. Proto has been a director, President and
c/o WMI                      Chief Operating Officer of WMI since the consum-
1001Fannin                   mation of the Merger. Mr. Proto was President,
Suite 4000                   Chief Operating Officer and a director of USA
Houston, Texas 77002         Waste since joining USA Waste in August 1996 un-
                             til the consummation of the Merger. From February
                             1992 to August 1996, he was President, Chief Op-erating Officer and a director of Sanifill. Be-fore joining Sanifill, Mr. Proto was employed by BFI for 12 years where he served, among other po-sitions, as President of Browning-Ferris Indus-tries Europe, Inc. from 1987 through 1991 and Chairman of Browning-Ferris Industries Overseas from 1985 to 1987.

Steven G. Rothmeier......... Mr. Rothmeier has been a director of WMI since
Great Northern Capital       the consummation of the Merger. Mr. Rothmeier was
332 Minnesota Street         a director of Old WMI from March 1997 until the
Suite W2900                  consummation of the Merger. He has been Chairman
St. Paul, Minnesota 55101    and Chief Executive Officer of Great Northern
                             Capital, a private investment management, con-sulting and merchant banking firm since March
                             1993. From November 1989 until March 1993, he was
                             President of IAI Capital Group, a venture capital and merchant banking firm. For more than ten years prior thereto, he served Northwest Air-lines, Inc. or its parent corporation, NWA, Inc., in various executive capacities, including Chair-man and Chief Executive Officer from 1986 to 1989. Mr. Rothmeier is also a director of Honey-well, Inc., Department 56, Inc., EW Blanch Hold-ings, Inc. and Precision Castparts Corp.

Ralph V. Whitworth.......... Mr. Whitworth has been a director of WMI since
c/o WMI                      the consummation of the Merger. Mr. Whitworth is
1001Fannin                   a principal and managing member of Relational In-
Suite 4000                   vestors LLC, a private investment company. He is
Houston, Texas 77002         also a partner in Batchelder & Partners, Inc., a
                             financial advisory and investment-banking firm based in La Jolla, California. From 1988 until
                             1996, Mr. Whitworth was president of Whitworth and Associates, a corporate advisory firm. Mr.
                             Whitworth has served as Chairman of the Board of Directors of Apria Healthcare Group Inc. since
                             April 28, 1998 and as a director of Apria
                             Healthcare Group Inc. since January 1998 and is a director of CD Radio, Inc. and Wilshire Technolo-gies, Inc.

Jerome B. York.............. Mr. York has been a director of WMI since the
c/o WMI                      consummation of the Merger. Mr. York served as a
1001Fannin                   director of USA Waste from 1997 until the consum-
Suite 4000                   mation of the Merger. He has been Vice Chairman
Houston, Texas 77002         of Tracinda Corporation since September 1995.
                             From 1993 to 1995, he was Senior Vice President and Chief Financial Officer of IBM Corporation and was elected to the Board of Directors of IBM in January 1995. From 1979 to 1993, Mr. York served in various management positions with Chrysler, including Executive Vice President--Fi-nance and Chief Financial Officer, and he was a director of Chrysler in 1992 and 1993. Mr. York also serves as a director of MGM Grand, Inc., Metro-Goldwyn-Mayer, Inc. and Apple Computer,
                             Inc.

EXECUTIVE OFFICERS OF WMI

  Set forth below are the name and business address, if different than WMI's address, of each executive officer of WMI who is not also a director of WMI and: (i) the present principal occupation or employment of each such person and the name, principal business and address of the corporation or other organization in which such occupation or employment of each such person is conducted and (ii) the material occupations, positions, offices and employment and the name, principal business and address of any corporation or other organization in which such occupation, position, office or employment of each such person was held during the last five years. Unless otherwise indicated, each person listed below is a citizen of the United States.

     NAME AND ADDRESS                      PRINCIPAL OCCUPATIONS

Earl E. DeFrates...........  Mr. DeFrates has been the Executive Vice Presi-
                             dent and Chief Financial Officer of WMI since the consummation of the Merger. Mr. DeFrates served as Executive Vice President and Chief Financial Officer of USA Waste from May 1994 until the con-summation of the Merger. From October 1990 to April 1995, he was also Secretary of USA Waste. Mr. DeFrates joined USA Waste as Vice-President-- Finance in October 1990 and was elected Executive Vice President in May 1994. Prior thereto, Mr. DeFrates was employed by Acadiana Energy Inc. (formerly Tatham Oil & Gas, Inc.) serving in var-ious officer capacities including the company's Chief Financial Officer, since 1980.

Donald R. Chappel..........  Mr. Chappel has been Senior Vice President, Oper-
                             ations/ Administration of WMI since the consumma-tion of the Merger. Until the consummation of the Merger, Mr. Chappel was Acting Chief Financial Officer of Old WMI from October 1997, and its Vice President-Financial Services from November 1996 and Vice President and Controller (North American operations) from August 1995. From 1991 to July 1995, Mr. Chappel was Vice President and Controller-West and Mountain Areas of WMNA, and from July to August 1995 Vice President and Con-troller of CWM. Prior thereto he had served as Vice President and Controller-WMI Urban Services, Inc., beginning in June 1987 when he joined Old WMI.

Susan J. Piller............  Ms. Piller has been Senior Vice President-Em-
                             ployee Relations of WMI since the consummation of the Merger. Ms. Piller was Senior Vice President-Employee Relations of USA Waste from May 1996 un-til the consummation of the Merger. Prior to joining USA Waste, Ms. Piller was at BFI from 1984 until 1996, where she held various labor and employment positions, including Vice President-Employee Relations. Prior thereto, Ms. Piller was employed by the Houston law firm of Fulbright & Jaworski.

William A. Rothrock IV.....  Mr. Rothrock has been Senior Vice President-Busi-
                             ness Development of WMI since the consummation of the Merger. Mr. Rothrock was Senior Vice Presi-dent-Business Development of USA Waste from Au-gust 1996 until the consummation of the Merger. Mr. Rothrock held similar business development positions with Sanifill from 1990 to 1996 and BFI from 1985 to 1990.

Gregory T. Sangalis........  Mr. Sangalis has been Senior Vice President, Gen-
                             eral Counsel and Secretary of WMI since the con-summation of the Merger. Mr. Sangalis was Vice President, General Counsel and Secretary of USA Waste from April 4, 1995 until the consummation of the Merger. Prior to joining USA Waste, Mr. Sangalis was employed by a solid waste subsidiary of Old WMI serving in various legal capacities since 1986 and including Group Vice President and General Counsel from August 1992 to April 1995. Prior to joining Old WMI, he was General Counsel of Peavey Company and had been engaged in the private practice of law in Minnesota.

Robert P. Damico...........  Mr. Damico has been Senior Vice President-Midwest
                             Area of WMI since the consummation of the Merger. Mr. Damico was Region Vice President--Mountain Region of Old WMI from January 1998 until the consummation of the Merger. Mr. Damico served as Group President--Mountain Group of Old WMI from 1993 to 1997.

Miller J. Mathews, Jr......
                             Mr. Mathews has been Senior Vice President-South-ern Area of WMI since the consummation of the Merger. Mr. Mathews served as the Southern Region Vice President for USA Waste from August 1995 un-til the consummation of the Merger. Mr. Mathews assumed the position with USA Waste after USA Waste acquired Sunray Services, Inc. in August 1995, a company which Mr. Mathews formed.

Douglas G. Sobey...........
                             Mr. Sobey has been Senior Vice President-Western Area of WMI since the consummation of the Merger. Mr. Sobey served as Regional Vice-President for USA Waste from March 1990 until the consummation of the Merger.

David Sutherland-Yoest.....  Mr. Sutherland-Yoest has been Senior Vice Presi-
                             dent-Atlantic Area of WMI since the consummation of the Merger. Mr. Sutherland-Yoest was Vice Chairman of the Board and Vice President--Atlan-tic Region and President of Canadian Waste Serv-ices, Inc. from August 1996 until the consumma-tion of the Merger. He was President, Chief Oper-ating Officer and a director of USA Waste from May 1994 until August 1996. Prior to joining USA Waste, he was President, Chief Executive Officer and a director of Envirofil, Inc. ("Envirofil"). He joined Envirofil in January 1993 and was elected a director in March 1993. From September 1989 to June 1992, Mr. Sutherland-Yoest served as President of Browning-Ferris Industries, Ltd. ("BFI Ltd."), the Canadian subsidiary of BFI. From January through September 1989, Mr. Suther-land-Yoest served as Vice President, Corporate Development, for Laidlaw Waste Systems, Inc. ("Laidlaw"). From 1987 to September 1989, Mr. Sutherland-Yoest was Laidlaw's Regional Vice-President--Atlantic Region, located in Columbus, Ohio. From 1981 to 1987, Mr. Sutherland-Yoest served as District Manager--Vancouver and Dis-trict Manager--Calgary for BFI Ltd.

Charles A. Wilcox..........  Mr. Wilcox has been Senior Vice President-Eastern
                             Area of WMI since the consummation of the Merger. Mr. Wilcox joined USA Waste in December 1994 and served as Central Region Vice President immedi-ately prior to the consummation of the Merger. Prior to joining USA Waste, Mr. Wilcox was em-ployed with BFI from 1981 to 1994. He held vari-ous positions with BFI including Managing Direc-tor of B.F.S.A. in Riyadh, Saudi Arabia (October 1984 to December 1987) and Regional Vice Presi-dent--Pacific Region (October 1988 to June 1993). Other assignments with BFI included President-- Special Services, Corporate; and Division Vice President--Northern Florida.

Ronald H. Jones............  Mr. Jones has been Vice President and Treasurer of WMI since the consummation of the Merger. Mr. Jones was Vice President and Treasurer of USA Waste from the time he joined USA Waste in June 1995 until the consummation of the Merger. Prior to joining USA Waste, Mr. Jones was employed by Chambers Development Company, Inc. ("Chambers") as Vice President and Treasurer from July 1992 to June

                             1995, Director-Corporate Development from Decem-ber 1990 to July 1992, and Assistant Vice Presi-dent-Finance from July 1989 to December 1990. Prior to joining Chambers, Mr. Jones was Vice President and manager of the Cincinnati regional office engaged in corporate and middle market lending with Bank of New York (formerly Irving Trust Company) and with Chase Manhattan Bank.

Bruce E. Snyder............  Mr. Snyder has been Vice President and Chief Ac-
                             counting Officer of WMI since the consummation of the Merger. Mr. Snyder was Vice President and Chief Accounting Officer of USA Waste from July 1, 1992 until the consummation of the Merger. Prior to joining USA Waste, Mr. Snyder was em-ployed by the international accounting firm of Coopers & Lybrand L.L.P., serving there since 1989 as an audit manager. From 1985 to 1989, Mr. Snyder held various financial positions with Price Edwards Henderson & Co., a privately held real estate development and management company in Oklahoma City, Oklahoma, and its affiliated com-panies, ultimately serving as Senior Vice Presi-dent.

                                  SCHEDULE C

                     DIRECTORS AND OFFICERS OF THE COMPANY

DIRECTORS OF THE COMPANY

  Set forth below are the name, business address and business background of each person who is a director of the Company.

     NAME AND ADDRESS                      PRINCIPAL OCCUPATIONS

Sir William Barlow.........  Sir William Barlow has been a director of the
4 Parkside Henley-on-        Company since March 1992 and is a former Chairman
Thames Oxfordshire RG9 1TX   of BICC plc (which includes Balfour Beatty Limit-
England                      ed). He is a former Chairman of the British Post
                             Office (which during his tenure included British
                             Telecom), and of Thorn EMI Engineering Group. Sir
                             William Barlow is a citizen of the United King-dom.

Peter B. Dessing......       Mr. Dessing has been a director of the Company
Waste Management             since March 1997. Mr. Dessing is the director
International plc 3          principally charged by the Board of Directors
Shortlands Hammersmith       with overseeing the finance and accounting opera-
International Centre         tions of the Company. From 1990 to March 1997, he
London W6 8RX England        was the manager of the Company's operations in
                             the Netherlands. Mr. Dessing is also a director of R. Frazier Group Limited. He is a non-resident citizen of the United States and currently re-sides in the United Kingdom.

Jan Ekman..................  Mr. Ekman has been a director of the Company
Svenska Handelsbanken        since March 1992 and has been Vice Chairman of
Grevgrand 2 S-106 70         Svenska Handelsbanken (a major Swedish banking
Stockholm Sweden             institution) since 1985. Mr. Ekman is Chairman of
                             WMI Sellbergs AB and Svensk Avfallskonverting AB, each a subsidiary of the Company, and also a di-rector of Catella AB, NCC AB, PLM AB and Ingka
                             Holdings B.V. Amsterdam. He is also a member of the Banking Advisory Group of the International
                             Finance Corporation, Washington, D.C. He is a citizen of Sweden.

Edwin G. Falkman...........  Mr. Falkman has been a director of the Company
Waste Management             since February 1992 and the Company's Chairman
International plc 3          since July 1995. From June 1992 to July 1995 he
Shortlands Hammersmith       served as the Chief Executive of the Company. He
International Centre         was employed by Old WMI from 1977 to February
London W6 8RX England        1992, working exclusively on its international
                             operations, and was a Vice President of Old WMI from January 1990 to February 1992 and President of WMII from June 1989 until August 1991. Mr.
                             Falkman is the Chairman of the Environment Com-mission of the International Chamber of Commerce and a member of the Executive Committee of the World Business Council for Sustainable Develop-ment. He is also a director of Wessex Water plc.
                             He is a non-resident citizen of the United States and has resided in the United Kingdom since 1978.

Donald F. Flynn............  Mr. Flynn has been a director of the Company
Flynn Enterprises Inc. 676   since March 1992. Mr. Flynn served as a director
North Michigan Avenue        of Old WMI from 1981 until the consummation of
Suite 4000 Chicago,          the Merger. He served as Chairman of the Board
Illinois 60611 U.S.A.        and President of Flynn Enterprises, Inc., a fi-
                             nancial advisory and venture capital firm, since
                             February 1988. He also served as Chairman of the Board, from July 1992 to February 1996 and Chief
                             Executive Officer from July 1992 to May 1995, of
                             Discovery Zone, Inc., a franchiser and operator of indoor entertainment and fitness facilities de-signed for children. Mr. Flynn was a Senior Vice
                             President of Old WMI from May 1975 to January
                             1991. From January 1, 1991 to December 31, 1994,
                             Mr. Flynn served as a consultant to Old WMI. Mr.
                             Flynn also serves as a director of Psychemedics
                             Corporation and Extended Stay America, Inc. He is a citizen of the United States.

Bo Gabrielson..............  Mr. Gabrielson was elected to the Board of Direc-
Waste Management             tors in January 1997 and has been Chief Executive
International plc 3          of the Company since March 1997. The Chief Execu-
Shortlands Hammersmith       tive is the director principally charged by the
International Centre         Board of Directors with overseeing the executive
London W6 8RX England        operations of the Company. He served as Vice
                             President-Group Financial Director of Waste Man-agement International Services Limited ("WM Serv-ices") between July 1995 and January 1997. From
                             February 1992 to July 1995, he served as Vice
                             President-Legal Affairs of WM Services. Previous-ly, Mr. Gabrielson was employed for nine years by PLM AB (Sweden) in various legal and financial positions, most recently as Executive Vice Presi-dent of Finance and Administration. He is a non-resident citizen of Sweden and has resided in the United Kingdom since 1992.

Joseph M. Holsten..........  Mr. Holsten has been a director of the Company
Waste Management, Inc.       since July 1995. He served as the Company's Chief
3003 Butterfield Road Oak    Executive between July 1995 and March 1997. Mr.
Brook, Illinois              Holsten was elected Executive Vice President and
60523-1100 U.S.A.            Chief Operating Officer of Old WMI in February
                             1997. Since joining Old WMI in 1981, Mr. Holsten has held a number of positions within the Group including from October 1993 to July 1995 serving as Executive Vice President and Chief Financial
                             Officer of Old WMI, from September to October
                             1993 as Vice President, Chief Financial Officer and Treasurer of Rust, and from April 1992 to Au-gust 1993 as Vice President of Acquisitions and Project Development for the Company. He is a cit-izen of the United States.

Robert S. Miller...........
1001 Fannin Suite 4000       Mr. Miller has been a director of the Company
Houston, Texas 77002         since January 1988. Mr. Miller has been a direc-
U.S.A.                       tor of WMI since the consummation of the Merger.
                             Mr. Miller was a director of Old WMI from May
                             1997 and was Chairman of the Board and Chief Ex-ecutive Officer from October 1997 until the con-summation of the Merger. He has been Vice Chair-man of Morrison Knudsen Corporation since Septem-ber 1996 and served as Chief Executive Officer of Federal Mogul from September until November 1996.
                             Since 1993 Mr. Miller has served as Vice Presi-dent and Treasurer of Moor Mill and Lumber and from 1992 to 1993 he was Senior Partner at James
                             D. Wolfensohn, Inc. Between 1979 and 1992 Mr.
                             Miller was employed at Chrysler. Mr. Miller is a director of the Coleman Company, Inc., Federal
                             Mogul, Pope and Talbot, Inc. and Symantec Corpo-ration. He is a citizen of the United States.

Giorgio Porta..............  Mr. Porta has been a director of the Company
Comune di Milano Piazza      since March 1992 and is the Chief Councilor for
Scala 3 20122 Milan Italy    Privatization and Development for the Municipal-
                             ity of Milan, Italy. Mr. Porta was the Interna-tional Affairs Director of ENI S.p.A., the Ital-ian state-owned petroleum and chemicals group from 1993 to 1997. He was Chairman of Enichem
                             S.p.A. (a specialty chemical business) from 1990
                             until 1993. From 1988 to 1990
                             he served as Vice Chairman of Ferruzzi Agricola
                             Finanziaria. He is Chairman of the Environment
                             Working Group of UNICE (the Union of Industrial
                             Employers Confederations of Europe), and Chairman of the Environment Working Group of Confindustria
                             (The Industrial Employers Federation of Italy).
                             He is also a member of the Environment Consulta-tive Forum of the European Commission. He is a citizen of Italy.

Dr. Manfred Scholz.........  Dr. Scholz has served as a director of the Com-
Haindl Papier GmbH Georg-    pany since April 1993 and is Executive Director
Haindl--Strasse 5 86153      of Haindl Papier GmbH (a paper manufacturing com-
Augsburg Germany             pany). He is also the President of the Bavarian
                             Industry Federation and a member of the supervi-sory boards of Gothaer Versicherungsbank, G.A.
                             Pfleiderer Unternehmensverwaltung, Heilit &
                             Woerner Bau-AG, Bayerische Handelsbank and SG
                             Holding AG. He is a citizen of Germany.

EXECUTIVE OFFICERS OF THE COMPANY

  The Company has no officers; however, certain technical, administrative, clerical and support services of the Company and the various country holding companies and operating subsidiaries of the Company are performed by WM Services, an English subsidiary of the Company. Its staff, which are located primarily in London, and the key staff members of the Company's other subsidiaries, including country-level holding companies and operating companies, implement the policies of the Company Board and manage various aspects of the Company's business. The senior management of WM Services includes the following individuals:

     NAME AND ADDRESS                      PRINCIPAL OCCUPATIONS

Stephen P. Stanczak........  Mr. Stanczak has been Vice President-Legal Af-
3 Shortlands Hammersmith     fairs since July 1995 and Company Secretary of
International Centre         the Company since October 1995. From January 1992
London W6 8RX England        to July 1995 he was Staff Vice President and As-
                             sociate General Counsel of WTI and from May 1993 to July 1995 he served as Corporate Secretary of WTI. He served as Vice President, Corporate Sec-retary and Associate General Counsel of Rust from May 1994 to July 1995. Mr. Stanczak is a non-res-ident citizen of the United States and currently resides in the United Kingdom.

John S. Quinn..............  Mr. Quinn has been Vice President and Corporate
3 Shortlands Hammersmith     Controller since July 1997. From March 1996 until
International Centre         June 1997 he was Division President for Old WMI's
London W6 8RX England        operations in Alberta and British Columbia, Cana-
                             da. From February 1992 to February 1996 he was
                             Vice President and Controller--Western Canada for
                             Old WMI and prior to that he held a number of controllership functions throughout Canada with
                             Old WMI during the period from August 1987. Mr.
                             Quinn is a non-resident citizen of Canada and currently resides in the United Kingdom.

LOGO                            SCHEDULE D

            KPMG Corporate Finance
            8 Salisbury Square
            London EC4Y 8BB
            United Kingdom

Sir William Barlow, Messrs Jan Ekman and
Giorgio Porta and Dr Manfred Scholz
(together "Independent Directors")
Waste Management Plc ("plc" or "Company")
3 Shortlands
Hammersmith International Centre
London
W6 8RX

29 June 1998

Dear Sirs

PROJECT PHOENIX

You, the Independent Directors, have requested our opinion as to the fairness from a financial point of view to the holders (other than Waste Management Inc. ("Inc") and its subsidiaries) (the "Minority Shareholders") of the outstanding ordinary shares, par value 10 pence per share (the "Minority Shares") of plc, of the 345 pence per Minority Share in cash consideration proposed to be paid to the Minority Shareholders by Inc (the "Proposal"), details of which are set out in the attached draft news release. As of today's date, Inc is the holder of approximately 80% of plc ordinary shares.

KPMG Corporate Finance, as part of its investment banking and corporate finance advisory business, is engaged in the valuation of businesses and their securities in connection with, inter alia, mergers and acquisitions, disposals, private placements and valuations. We are acting as financial adviser to the Independent Directors in connection with, and have participated in certain of the negotiations leading to, the Proposal.

In connection with this opinion, we have:

 . reviewed the financial terms and conditions of the Proposal;

 . reviewed certain historical business and financial information relating to the Company;

 . reviewed certain internal financial analyses and forecasts for the Company prepared by its management;

 . held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects;

 . reviewed the reported price and trading activity for the ordinary shares;

 . visited certain of the facilities of the Company;

 . compared certain financial and stock market information for the Company with similar information for certain other companies the shares of which are publicly traded;

 . reviewed the financial terms of certain business combinations in the waste industry specifically and in other industries generally; and

 . performed such other studies and analysis as we considered appropriate.

In light of Inc's position as the majority shareholder in the Company and the absence of any indication that Inc would support either a sale of the Company or other alternatives to the Proposal involving a third party, an active solicitation of third party interest in a transaction involving the Company is not practicable and therefore has not been pursued.

We have relied upon the accuracy and completeness of all the financial information and other information reviewed by us and have assumed such accuracy and completeness for the purposes of rendering this opinion. We have not performed any independent verification of this information. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Independent Directors in connection with their consideration of the transaction contemplated by the Proposal and such opinion does not constitute a recommendation as to how any holder of ordinary shares should vote or act with respect to such transaction.

In rendering our opinion, we have assumed that the Proposal will be consummated on the terms stated in the draft news release attached, without any waiver of any material terms or conditions by the Company and that obtaining any necessary regulatory or third party approvals will not have an adverse effect on the Company.

KPMG Corporate Finance is acting as financial adviser to the Independent Directors in connection with the Proposal and will receive a fee for its services, a portion of which is contingent upon consummation of the Proposal.

Based on and subject to the foregoing:

 . we are of the opinion that the consideration is fair to the Minority
  Shareholders from a financial point of view; and

 . we consider the terms of the Proposal to be fair and reasonable so far as the Minority Shareholders are concerned.

Yours faithfully

KPMG Corporate Finance

                                  SCHEDULE E

                                                               Investment
                                                               Banking

                                                               Corporate and
                                                               Institutional
                                                               Client Group

                                                               5500 Sears
                                                               Tower
                                                               Chicago,
                                                               Illinois 60606
                                                               312 906 6200
                                                               FAX 312 906
                                                               6262
LOGO

                                                  June 29, 1998

Board of Directors
Waste Management, Inc.
3003 Butterfield Road
Oak Brook, Illinois 60521

Members of the Board of Directors:

  Waste Management, Inc. (the "Acquiror"), Waste Management International, Inc. ("WMII"), a wholly owned subsidiary of the Acquiror, and Waste Management International, plc ("WME") have reached an agreement on the terms of a proposal pursuant to which the Acquiror, through WMII, would acquire the approximately 20% of the WME ordinary shares not already directly or indirectly owned by the Acquiror or its affiliates (the "Shares") for (Pounds)3.45 per ordinary Share net to the seller in cash (the "Consideration"). Each depositary Share represented by American Depositary Receipts ("ADR"), the equivalent of 2 ordinary Shares, would be valued at $11.50 per ADR based on the exchange rate US$1.6662:UK(Pounds)1 as of June 29, 1998, it being understood that because the Shares are priced in Pounds Sterling the U.S. Dollar value of each ADR will fluctuate with the U.S. Dollar--Pounds Sterling exchange rate. The proposal will be implemented by means of a Scheme of Arrangement under Section 425 of the English Companies Act 1985 (the "Transaction").

  You have asked us whether, in our opinion, the Consideration to be paid by the Acquiror pursuant to the Transaction is fair from a financial point of view to the Acquiror.

  In arriving at the opinion set forth below, we have, among other things:

  (1) Reviewed certain publicly available business and financial information relating to the WME and the Acquiror that we deemed to be relevant;

  (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of WME, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the "Expected Cost Savings") furnished to us by the WME and the Acquiror, respectively;

  (3) Conducted discussions with members of senior management of WME and the Acquiror concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Transaction and the Expected Cost Savings;

  (4) Reviewed the market prices and valuation multiples for the Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5) Reviewed the results of operations of WME and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions which we deemed to be relevant;

  (7) Participated in discussions and negotiations among representatives of the Acquiror and WME and their financial and legal advisors;

  (8) Reviewed the potential pro forma impact of the Transaction on the Acquiror;

  (9) Reviewed the U.S. and U.K. joint press releases, dated June 29, 1998, describing the terms of the Transaction (the "Press Releases"); and

  (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of WME. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the WME. With respect to the financial forecast information and the Expected Cost Savings furnished to or discussed with us by WME or the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of WME's or the Acquiror's management as to the expected future financial performance of WME or the Acquiror, as the case may be, and the Expected Cost Savings. We have also assumed that the final form of the Press Releases will be substantially similar to the last draft reviewed by us.

  Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. Without limiting the foregoing, our opinion does not address the potential effects of fluctuations in the U.S. Dollar--Pounds Sterling exchange rate after the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction.

  We are acting as financial advisor to the Acquiror in connection with the Transaction and will receive a fee from the Acquiror for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Acquiror has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently advising the Acquiror in connection with its merger with USA Waste Services, Inc., we are an appointed financial advisor to WME and have, in the past, provided financial advisory and financing services to the Acquiror and/or its affiliates, including WME, and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Shares and other securities of WME, as well as securities of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  This opinion is for the use and benefit of the Board of Directors of the Acquiror. Our opinion does not address the merits of the underlying decision by the Acquiror to engage in the Transaction and does not constitute a recommendation to any shareholder of WME as to how such shareholder should vote on the proposed Transaction or any matter related thereto.

  On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid by the Acquiror pursuant to the Transaction is fair from a financial point of view to the Acquiror.

                                          Very truly yours,

                                          Merrill Lynch, Pierce, Fenner &
                                           Smith Incorporated

                                      E-2